The information in this prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS   **JULY 2, 2012**
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED OCTOBER 2, 2015



REAVES UTILITY INCOME FUND

Reaves Utility Income Fund

7,699,623_____ Common Shares of Beneficial Interest Issuable Upon Exercise of _____Rights to Subscribe for Such Shares

The Reaves Utility Income Fund (the "Fund") is issuing transferable subscription rights ("Rights") to its common shareholders of record as of July 9, 2012_____, 2015 (the "Record Date" and such shareholders, "Record Date Shareholders"). These Rights will allow Record Date Shareholders to subscribe for new common shares of the Fund in an aggregate amount of approximately 7,699,623_____ common shares (the "Offer"). Record Date Shareholders will receive one Right for each common share held on Record Date. For every three Rights held, a Record Date Shareholder may buyis entitled to purchase one new common share of the Fund. Record Date Shareholders who fully exercise their Rights may also, in certain circumstances, purchase additional common shares pursuant to an over-subscription privilege. The number of Rights to be issued to a Record Date Shareholder will be rounded up to the nearest number of Rights evenly divisible by three. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, new common shares may be purchased only pursuant to the exercise of Rights in integral multiples of three.

The Rights are transferable and will be admitted for trading on the NYSE MKT Equities ("NYSE MKT") under the symbol "UTG RT"[_____] during the course of the Offer. The Fund's common shares are currently listed, and the new common shares issued in this Offer will also be listed, on the NYSE MKT under the symbol "UTG." On July 2, 2012,_____, 2015, the last reported net asset value per common share was $25.52,_____, and the last reported sales price per common share on the NYSE MKT was $27.79._____.

The Offer will expire at 5:00 p.m., Eastern Time, on August 8, 2012,_____, 2015, unless the Offer is extended as described in this Prospectus (the "Expiration Date"). The subscription price per common share will be determined based upon a formula equal to 95% of the reported net asset value or market price per common share, whichever is lower on the Expiration Date[_____]. Market price per common share will be determined based on the average of the last reported sales prices of a common share on the NYSE MKT for the five trading days preceding the Expiration Date.

Rights holders may not know the subscription price at the time of exercise and will be required initially to pay for both the common shares subscribed for pursuant to the primary subscription and, if eligible, any additional common shares subscribed for pursuant to the over-subscription privilege, at the estimated subscription price of $27.00_____ per common share and, except in limited circumstances, will not be able to rescind their subscription. Rights acquired in the secondary market may not participate in the over-subscription privilege.

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation. The Fund pursues this objective by investing at least 80% of its total assets in the securities of domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services ("Utilities" or the "Utility Industry"). A company will be deemed to be involved in the Utility Industry to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above.

W.H. Reaves & Co., Inc. (the "Investment Adviser" or "Reaves") serves as the Fund's investment adviser. As of March 30th, 2012, Reaves had approximately $2.36 billion of assets under management. The Investment Adviser's address is 10 Exchange Place, Jersey City, New Jersey 07302. The Fund's address is 1290 Broadway, Suite 1100, Denver, Colorado 80203, and its telephone number is 800-644-5571.

Exercising your Rights and investing in the Fund involves a high degree of risk and may be considered speculative. Before exercising your Rights and investing in the Fund, you should read the discussion of the material risks in "Risk Factors" in the Prospectus.

In addition, you should consider the following:

- Shareholders who do not exercise their Rights will, at the completion of the Offer, own a smaller proportional interest in the Fund than if they exercised their Rights, which will proportionately decrease the relative voting power of those shareholders.

- Because the Subscription Price per common share will be below the net asset value per common share on the Expiration Date, you will experience an immediate dilution of the aggregate net asset value of your common shares if you do not participate in the Offer and you will experience a reduction in the net asset value per common share of your common shares whether or not you participate in the Offer.

- The Fund cannot state precisely the extent of this dilution if you do not exercise your Rights because the Fund does not know what the net asset value per common share will be when the Offer expires, or what proportion of the Rights will be exercised.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common share	**Total maximum[3]**	~~Total maximum(3)~~
Estimated subscription price([1])	$_____	~~27.00~~ $_____	~~207,889,8~~ $ ~~21~~
Estimated sales load([1])	None	None	$ ~~None~~
Estimated offering expenses([2])	$_____	~~0.06~~ $_____	$ ~~500,000~~
Estimated net proceeds to Fund([1])	$_____	~~26.94~~ $_____	~~207,389,8~~ $ ~~21~~

(1)   Estimated on the basis of [_____]. See "The Offer — The Subscription Price."

21527078.4 BUSINESS ~~iii~~

(2)   Offering expenses payable by the Fund are estimated at approximately $~~500,000,~~_____, which includes fees to the subscription agent and information agent estimated to be approximately $~~112,000~~_____ in the aggregate inclusive of out of pocket expenses.

(3)   Assumes all Rights are exercised at the estimated subscription price per common share. All of the Rights offered may not be exercised.

Assuming all common shares offered are purchased in the Offer, the proportionate interest held by non-exercising shareholders will decrease upon completion of the Offer. As with any common stock, the price of the Fund's common shares fluctuate with market conditions and other factors. The common shares are currently trading at a [premium]/[discount] to their net asset value. Since the inception of the Fund, the common shares have traded at discounts of as much as ~~29~~(29.48)%. As described more fully in this Prospectus, Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares referred to as "primary over-subscription shares," that were not purchased by other Rights holders. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund.

In addition, the Fund, in its sole discretion, may determine to issue additional common shares in an amount of up to 25% of the common shares issued pursuant to the primary subscription, referred to as "secondary over-subscription shares." Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. If common shareholders do not participate in the secondary over-subscription offer (if any), their percentage ownership may be diluted.

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation. The Fund pursues this objective by investing at least 80% of its total assets in the securities of domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services ("Utilities" or the "Utility Industry"). A company will be deemed to be involved in the Utility Industry to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above.

W.H. Reaves & Co., Inc. (the "Investment Adviser" or "Reaves") serves as the Fund's investment adviser. As of September 30, 2015, Reaves had approximately $[ ] billion of assets under management. The Investment Adviser's address is 10 Exchange Place, Jersey City, New Jersey 07302. The Fund's address is 1290 Broadway, Suite 1100, Denver, Colorado 80203, and its telephone number is 800-644-5571.

An investment in the Fund is not appropriate for all investors. No assurances can be given that the Fund will achieve its investment objective. Further, the Fund's ability to pursue its investment objective, the value of the Fund's investments and the Fund's net asset value may be adversely affected by changes in tax rates and policies. Because the Fund's investment objective is to provide a high level of after-tax yield and total return consisting primarily of dividend and interest income and capital appreciation, the Fund's ability to invest, and the attractiveness of investing in, equity securities that pay qualified dividend income in relation to other investment alternatives will be affected by changes in federal income tax laws and regulations, including changes in the qualified dividend income provisions. ~~Absent further legislation, higher tax rates will apply to qualified dividend income in taxable years beginning after December 31, 2012.~~ Any proposed or actual changes in such rates, therefore, can significantly and adversely affect the after-tax returns of the Fund's investments in equity securities. Any such changes also could significantly and adversely affect the Fund's net asset value, as well as the Fund's ability to acquire and dispose of equity securities at desirable returns and price levels and the Fund's ability to pursue its investment objective. The Fund cannot assure you as to the portion, if any, of the Fund's dividends that will be qualified dividend income.

This Prospectus sets forth concisely the information about the Fund and the Offer that a prospective investor ought to know before investing in the Fund and participating in the Offer. You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest in the common shares, and retain it for future reference. A Statement of Additional Information dated ~~July 2, 2012~~[_____], 2015 (the "Statement of Additional Information"), containing additional information about the Fund, has been filed with the ~~Securities and Exchange Commission ("SEC")~~SEC and is incorporated by reference in its entirety into this Prospectus, which means that it is part of this prospectus for legal purposes. You may request a free copy of the Statement of Additional Information (the table of contents of which is on page ~~74~~ [_____]of this Prospectus), the Fund's Annual and Semi-Annual Reports, request other information about the Fund and make shareholder inquiries by calling (800) 644-5571 (toll-free) or by writing to ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203, or obtain a copy of such documents (and other information regarding the Fund) from the Fund's website (www.utilityincomefund.com) or the SEC's web site (http://www.sec.gov). For additional information all holders of Rights should contact the Information Agent, ~~Georgeson Inc. ("Georgeson")~~_____ toll free at ~~888-877-5373~~_____ (banks and brokers call ~~212-440-9800~~_____) or send a written request to the Information Agent at ~~199 Water Street, 26th Floor, New York, New York 10038.~~_____.

The Fund's common shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different information or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or the representations made herein are accurate only as of the date on the cover page of this prospectus. The Fund's business, financial condition and prospects may have changed since that date.

PROSPECTUS SUMMARY

~~This is only a summary~~<u>The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus</u>. This summary does not contain all of the information that you should consider before exercising your Rights and investing in the Fund. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information, especially the information set forth under the heading "Risk Factors."

The Fund	Reaves Utility Income Fund (the "Fund") is a ~~non~~-diversified, closed-end management investment company. The Fund's outstanding common shares are listed on the NYSE MKT Equities (the "NYSE MKT") under the symbol "UTG~~.~~"<u>.</u> As of ~~June 27, 2012,~~<u>September 30, 2015,</u> the net assets of the Fund were \$~~573,144,413.~~<u>_____.</u> As of ~~June 27, 2012,~~<u>September 30, 2015,</u> the Fund had outstanding ~~23,111,366~~<u>29,014,294</u> common shares. The Fund has no other outstanding securities. See "The Fund."
The purpose of the offer	The Board of Trustees of the Fund (the "Board")<u>, based on the recommendation of W.H. Reaves & Co., Inc. (the "Investment Adviser" or "Reaves"), the Fund's investment adviser,</u> has determined that it would be in the best interest of the Fund and its existing shareholders to increase the assets of the Fund so that the Fund may be in a better position to take advantage of investment opportunities that may arise without having to reduce existing Fund holdings. <u>In making this determination, the Board considered a number of factors, including potential benefits and costs.</u> This rights offering seeks to reward existing common shareholders by giving them the opportunity to purchase additional common shares at a price that may be below market and/or net asset value without incurring any commission or charge. The distribution of these rights, which themselves may have intrinsic value, will also give non-participating common shareholders the potential of receiving a cash payment upon the sale of their rights, which may be viewed as partial compensation for the possible dilution of their interests in the Fund as a result of this offer.
	The Board believes that increasing the size of the Fund may result in certain economies of scale which may lower the Fund's expenses as a proportion of average net assets because the Fund's fixed costs can be spread over a larger asset base. There can be no assurance that by increasing the size of the Fund, the Fund's expense ratio will be lowered. The Board also believes that a larger number of outstanding common shares and a larger number of common shareholders could increase the level of market interest in and visibility of the Fund, and improve the trading liquidity of the Fund's shares on the NYSE MKT. <u>There can be no assurance that this rights offering (or the investment of the proceeds of this rights offering) will be successful or that the level of trading on the Fund's shares on the NYSE MKT will increase.</u>
Important terms of the offer	The Fund is issuing transferable subscription rights ("Rights") to its common shareholders of record as of ~~July 9, 2012~~<u>_____, 2015</u> (the "Record Date" and such shareholders, "Record Date Shareholders"). These Rights will allow Record Date Shareholders to subscribe for new common shares of the Fund in an aggregate amount of approximately ~~7,699,623~~<u>_____</u> common shares (the "Offer"). Record Date Shareholders will receive one Right for each common share held on the Record Date. For every three Rights held, you ~~may buy~~<u>are entitled to</u>

purchase one new common share of the Fund. Record Date Shareholders who fully exercise their Rights may also, in certain circumstances, purchase additional common shares pursuant to an over-subscription privilege. The number of Rights to be issued to each Record Date Shareholder will be rounded up to the nearest number of Rights evenly divisible by three. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, new common shares may be purchased only pursuant to the exercise of Rights in integral multiples of three.

The Rights are transferable and will be admitted for trading on the NYSE MKT under the symbol ~~"UTG RT"~~[_____] during the course of the Offer. The Fund's common shares are currently listed, and the new common shares issued in this Offer will also be listed, on the NYSE MKT under the symbol ~~"UTG."~~[_____]. On ~~July 2, 2012,~~_____, 2015, the last reported net asset value per common share was $~~25.52,~~_____, and the last reported sales price per common share on the NYSE MKT was $~~27.79.~~_____.

The Offer will expire at 5:00 p.m., Eastern Time, on ~~August 8, 2012,~~_____, 2015, unless the Offer is extended as described in this Prospectus (the "Expiration Date").

The subscription price ("Subscription Price") per common share will be determined based upon a formula equal to ~~95% of the reported net asset value or market price per common share, whichever is lower on the Expiration Date. Market price per common share will be determined based on the average of the last reported sales prices of a common share on the NYSE MKT for the five trading days preceding the Expiration Date~~[_____]. Common shares of the Fund, as a closed-end fund, can trade at a discount to net asset value. Upon expiration of the Offer, common shares will be issued at a price below net asset value per share.

Rights holders may not know the subscription price at the time of exercise and will be required initially to pay for both the common shares subscribed for pursuant to the primary subscription and, if eligible, any additional common shares subscribed for pursuant to the over-subscription privilege at the estimated Subscription Price of $~~27.00~~_____ per common share and, except in limited circumstances, will not be able to rescind their subscription.

Rights acquired in the secondary market may <u>not</u> participate in the over-subscription privilege.

The Right to acquire one common share for each three Rights held during the Subscription Period at the Subscription Price will be referred to in the remainder of this Prospectus as the "primary subscription."

The Fund will not be issuing share certificates for the common shares issued pursuant to this Offer. Issuance of common shares will be made electronically via book entry by ~~*Computershare Shareowner Services, LLC*~~*DST Systems, Inc. ("*~~*Computershare*~~*DST"), the Fund's transfer agent.*

Over-subscription privilege

Record Date Shareholders who fully exercise all Rights initially issued to

them are entitled to buy those common shares, referred to as "primary over-subscription shares," that were not purchased by other Rights holders at the same Subscription Price. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Common shares acquired pursuant to the primary over-subscription privilege are subject to allotment.

In addition, the Fund, in its sole discretion, may determine to issue additional common shares in an amount of up to 25% of the common shares issued pursuant to the primary subscription, referred to as "secondary over-subscription shares." Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund.

Rights acquired in the secondary market may <u>not</u> participate in the over-subscription privilege.

If common shareholders do not participate in the secondary over-subscription offer (if any), their percentage ownership may be diluted.

Notwithstanding the above, the Board has the right in its absolute discretion to eliminate the over-subscription privilege with respect to either or both primary over-subscription shares and secondary over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the seventh day following the Expiration Date. See "The Offer — Over-Subscription Privilege."

Method for exercising rights

Rights may be exercised by completing and signing the reverse side of the subscription certificate evidencing the Rights (the "Subscription Certificate") and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to ~~Computershare~~[   ] (the "Subscription Agent"), together with payment for the common shares as described below under "Payment for Shares." Rights may also be exercised through a Rights holder's broker, who may charge the Rights holder a servicing fee in connection with such exercise. See "The Offer — Method for Exercising Rights" and "The Offer — Payment for Shares."

Sale of Rights

The Rights are transferable until the completion of the Subscription Period and will be admitted for trading on the NYSE MKT. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the NYSE MKT will begin three Business Days (defined below) prior to the Record Date and may be conducted until the close of trading on the last NYSE MKT trading day prior to the completion of the Subscription Period. For purposes of this Prospectus, a "Business Day"

means any day on which trading is conducted on the NYSE MKT.

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale (please see "The Offer — Method of Transferring Rights"). Any Rights submitted to the Subscription Agent for sale must be received by the Subscription Agent on or before ~~August 1, 2012,~~ ___, 2015, five Business Days prior to the completion of the Subscription Period, due to normal settlement procedures. Selling shareholders are responsible for all brokerage commissions incurred by the Subscription Agent as well as other fees and expenses associated with a transfer of Rights.

Rights that are sold will not confer any right to acquire any Shares in the primary or secondary over-subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the primary or secondary over-subscription.

Trading of the Rights on the NYSE MKT will be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders, and thereafter will be conducted on a regular way basis until and including the last NYSE MKT trading day prior to the completion of the Subscription Period. Common shares issued pursuant to the Offer will begin trading ex-Rights two Business Days prior to the Record Date.

If the Subscription Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the NYSE MKT. The Subscription Agent will also attempt to sell any Rights (i) a Rights holder is unable to exercise because the Rights represent the right to subscribe for less than one new common share or (ii) attributable to shareholders whose record addresses are outside the United States or who have an Army Post Office ("APO") or Fleet Post Office ("FPO") address. See "Restrictions on Foreign Shareholders" and "The Offer — Foreign Restrictions".

Any commissions will be paid by the selling Rights holders. Neither the Fund nor the Subscription Agent will be responsible if Rights cannot be sold and neither has guaranteed any minimum sales price for the Rights. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the Rights on the NYSE MKT from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold common shares for the accounts of others are advised to notify those persons who purchase Rights in the secondary market that such Rights will <u>not</u> participate in the over-subscription privilege.

Offering expenses	Offering expenses incurred by the Fund in connection with the Offer are estimated to be $~~500,000.~~[___].
Restrictions on foreign shareholders	Subscription Certificates will only be mailed to Record Date

Shareholders whose addresses are within the United States (other than an APO or FPO address). Record Date Shareholders whose addresses are outside the United States or who have an APO or FPO address and who wish to subscribe to the Offer either in part or in full should contact the Subscription Agent in writing or by recorded telephone conversation no later than five Business Days prior to the Expiration Date. The Fund will determine whether the Offer may be made to any such Record Date Shareholder. The Offer will not be made in any jurisdiction where it would be unlawful to do so. If the Subscription Agent has received no instruction by the fifth Business Day prior to the Expiration Date or the Fund has determined that the Offer may not be made to a particular Record Date Shareholder, the Subscription Agent will attempt to sell all of such shareholder's Rights and remit the net proceeds, if any, to such shareholder. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Use of proceeds

The Fund estimates the net proceeds of the Offer to be approximately $~~207,389,821.~~_____. This figure is based on an estimated Subscription Price per common share of $~~27.00~~_____ and assumes all new common shares offered are sold and that the expenses related to the Offer estimated at approximately $~~500,000~~_____ are paid.

~~W.H. Reaves & Co., Inc. (the "~~The Investment Adviser~~" or "Reaves"), the Fund's investment adviser,~~ anticipates that investment of the proceeds will be made in accordance with the Fund's investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Investment Adviser's investment style or changes in market conditions may cause the investment period to extend as long as [six months]. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments.

Important dates to remember

Please note that the dates in the table below may change if the Offer is extended.

Event	Date
Record Date	, 2015
Subscription Period	to , 2015*
Expiration Date	, 2015*
Payment for Guarantees of Delivery Due	, 2015*
Confirmation to Participants	, 2015*

Unless the Offer is extended.

~~Event~~	~~Date~~

Record Date	July 9, 201
Subscription Period	July 9 to A
Expiration Date*	August 8, 2
Payment for Guarantees of Delivery Due	August 13,
Confirmation to Participants	August 22,

* Unless the Offer is extended.

Investment objective and policies

The Fund's investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation. The Fund pursues this objective by investing at least 80% of its total assets in the securities of domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services ("Utilities" or the "Utility Industry").

A company will be deemed to be involved in the Utility Industry to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above. The remaining 20% of the Fund's total assets may be invested in other securities including stocks, debt obligations and money market instruments, as well as certain derivative instruments (described below) and other investments.

As used in the prospectus and the Statement of Additional Information, the terms "debt securities" and "debt obligations" refer to bonds, debentures and similar long and intermediate term debt investments and do not include short-term fixed income securities such as money market instruments in which the Fund may invest temporarily pending investment of the proceeds of the Offer and during periods of abnormal market conditions. The Fund may invest in preferred stocks and bonds of below investment grade quality (i.e., "junk bonds").

Under normal market conditions, the Fund invests at least 80% of its total assets in dividend-paying common and preferred stocks of companies in the Utility Industry. In pursuing its objective, the Fund invests primarily in common and preferred stocks that pay dividends that, under current law that is scheduled to expire after 2012, qualify for federal income taxation at rates applicable to long-term capital gains ("tax-advantaged dividends").

The Fund may invest in the securities of both domestic and foreign issuers, including those located in emerging market countries (i.e., a country not included in the MSCI World Index, a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets).

As an alternative to holding foreign-traded securities, the Fund may invest in dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the U.S. over-the-counter market (including

depositary receipts, which evidence ownership in underlying foreign securities).

To date, the Fund's derivatives usage has been limited to equity options, including writing covered calls, the purchase of calls and the sale of puts. Options may be used as both hedges against the value of existing holdings or as speculative trades as part of the Fund's overall investment strategy.

In addition, the Fund may choose to use interest rate swaps (or options thereon) from time to time for hedging purposes. Although the Fund does not currently use interest rate swaps (or options thereon), the Fund may do so in the future, depending on the Investment Adviser's interest rate outlook and other factors. Such usage would be limited to no more than 20% of the Fund's total assets. The Fund may choose to use other derivatives from time to time, as described in the Statement of Additional Information.

There is no assurance that the Fund will achieve its investment objective. Further, the Fund's ability to pursue its investment objective, the value of the Fund's investments and the Fund's net asset value may be adversely affected by changes in tax rates and policies. Because the Fund's investment objective is to provide a high level of after-tax yield and total return consisting primarily of dividend and interest income and capital appreciation, the Fund's ability to invest, and the attractiveness of investing in, equity securities that pay qualified dividend income in relation to other investment alternatives will be affected by changes in federal income tax laws and regulations, including changes in the qualified dividend income provisions. ~~Absent further legislation, higher tax rates will apply to qualified dividend income in taxable years beginning after December 31, 2012.~~ Any proposed or actual changes in such rates, therefore, can significantly and adversely affect the after-tax returns of the Fund's investments in equity securities. Any such changes also could significantly and adversely affect the Fund's net asset value, as well as the Fund's ability to acquire and dispose of equity securities at desirable returns and price levels and the Fund's ability to pursue its investment objective. The Fund cannot assure you as to the portion, if any, of the Fund's dividends that will be qualified dividend income.

Investment Adviser

Reaves is registered with the Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended. As of ~~March~~September 30, ~~2012,~~2015, Reaves had approximately $~~2.36~~[_] billion of assets under management.

Reaves is entitled to receive a monthly fee at the annual rate of 0.575% of the Fund's average daily total assets.

Administrator

ALPS Fund Services, Inc. ("ALPS"), located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, serves as administrator to the Fund. Under an administration agreement between ALPS and the Fund, ALPS is responsible for calculating the net asset value of the common shares, and generally managing the business affairs of the Fund. The administration agreement provides that ALPS will pay all expenses incurred by the Fund, with the exception of advisory fees, trustees' fees, chief compliance officer fees, portfolio transactions expenses, litigation expenses, taxes, costs of preferred shares, costs of borrowings,

Use of leverage

expenses of conducting repurchase offers for the purpose of repurchasing Fund shares and extraordinary expenses. ALPS is entitled to receive a monthly fee at the annual rate of 0.265% of the Fund's average daily total assets.

The Fund currently uses leverage through borrowing. More specifically, the Fund has entered into a committed loan facility (the "Credit Facility") with a commercial bank ("Bank"). As of ~~May 31, 2012,~~[   ], 2015, the Fund had outstanding $~~240,000,000~~[____] in principal amount of borrowings from the Credit Facility representing approximately ~~30~~[__]% of the Fund's total assets (including assets attributable to the Fund's use of leverage). The Bank has the ability to terminate the Credit Facility upon ~~180~~270-days' notice or following an event of default.

The Fund has no present intention of issuing preferred shares, although it may choose to do so in the future.

The Fund also may borrow money as a temporary measure for extraordinary or emergency purposes.

Leverage creates risks for common shareholders, including the likelihood of greater volatility of net asset value and market price of, and dividends paid on, the common shares. There is a risk that fluctuations in the dividend rates on any preferred shares issued by the Fund may adversely affect the return to the common shareholders. If the income from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return on the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced.

Changes in the value of the Fund's portfolio (including investments bought with the proceeds of the leverage program) will be borne entirely by the common shareholders. If there is a net decrease (or increase) in the value of the Fund's investment portfolio, the leverage will decrease (or increase) the net asset value per share to a greater extent than if the Fund were not leveraged.

The issuance of a class of preferred shares or incurrence of borrowings having priority over the common shares creates an opportunity for greater return per common share, but at the same time such leveraging is a speculative technique in that it will increase the Fund's exposure to capital risk. Unless the income and appreciation, if any, on assets acquired with leverage proceeds exceed the associated costs of the leverage program (and other Fund expenses), the use of leverage will diminish the investment performance of the common shares compared with what it would have been without leverage.

The fees received by Reaves and ALPS are based on the total assets of the Fund, including assets represented by leverage. During periods in which the Fund is using leverage, the fees paid to Reaves for investment advisory services and to ALPS for administrative services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund's total assets, including proceeds from borrowings and the issuance of any preferred shares. Therefore, Reaves and ALPS may have a financial incentive to use leverage, which

may create a conflict of interest between Reaves and ALPS and common shareholders. Reaves and ALPS will seek to manage that potential conflict by utilizing leverage only when they determine such action is in the best interests of the Fund. The Board reviews the Fund's leverage on a periodic basis, and the Fund's use of leverage may be increased or decreased subject to the Board's oversight and applicable law.

Under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the "1940 Act"), the Fund is not permitted to issue preferred shares unless immediately   after such issuance the total asset value of the Fund's portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund's total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the net asset value of the Fund's portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value.

To qualify for federal income taxation as a "regulated investment company," the Fund must satisfy certain requirements relating to sources of its income and diversification of its assets, and must distribute in each taxable year at least 90% of its net investment income (including net interest income and net short-term gain). The Fund also will be required to distribute annually substantially all of its income and capital gain, if any, to avoid imposition of a nondeductible 4% federal excise tax.

The Fund's willingness to issue new securities for investment purposes, and the amount the Fund will issue, depends on many factors, the most important of which are market conditions and interest rates.

There is no assurance that a leveraging strategy will be successful during any period in which it is employed.

The Fund may increase the amount of leverage following the completion of the Offer, subject to applicable law.

Risk Factors

This is a summary of only certain of the risks associated with the Offer and with an investment in the Fund. See "Risk Factors" below.

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's common shares:

Dilution. Shareholders who do not exercise their Rights will, at the completion of the Offer, own a smaller proportional interest in the Fund than if they exercised their Rights, which will proportionately decrease the relative voting power of those shareholders. Because the Subscription Price per common share will be below the net asset value per common share on the Expiration Date, you will experience an

immediate dilution of the aggregate net asset value of your common shares if you do not participate in the Offer and you will experience a reduction in the net asset value per common share of your

common shares whether or not you participate in the Offer. In addition, whether or not you exercise your Rights, you will experience a dilution of net asset of the common shares because you will indirectly bear the expenses of this Offer, which include, among other items, SEC registration fees, printing expenses and the fees assessed by service providers (including the cost of the Fund's counsel and independent registered public accounting firm). This dilution of net asset value will disproportionately affect common shareholders who do not exercise their Rights. The Fund cannot state precisely the extent of this dilution if you do not exercise your Rights because the Fund does not know what the net asset value per common share will be when the Offer expires, or what proportion of the Rights will be exercised.

Assuming, for example, that all Rights are exercised, the Subscription Price is $27.00_____ and the Fund's net asset value per common share at the expiration of the Offer is $28.42,_____, the Fund's net asset value per common share (after payment of estimated offering expenses) would be reduced by approximately $0.37_____ (1.31____%) per common share. See "Risk Factors — Dilution."

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus. The Fund cannot give any assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

The offer may increase the volatility of the market price of the Fund's common shares. In addition, the Offer could be under-subscribed, in which case Reaves will not have as much proceeds to invest on behalf of the Fund (see "Use of proceeds").

Investment and Market Risk. An investment in common shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in common shares represents an indirect investment in the securities owned by the Fund, which are generally traded on a securities exchange or in the over-the-counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The Fund anticipates using leverage, which will magnify the Fund's investment, market and certain other risks. The common shares at any point in time may be worth less than the original investment, even after taking into account any reinvestment of dividends and distributions.

Non-diversified Status. As a non-diversified investment company under the 1940 Act, the Fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. An investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company because changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Fund's common shares. The Fund intends to comply with the diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to regulated investment companies. See "Risk Factors — Non-Diversified Status." See also "Taxes" in the Statement of Additional

Information.

Issuer Risk. The value of common and preferred stocks may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services.

Income Risk. The income that common shareholders receive from the Fund is based primarily on the dividends and interest it earns from its investments, which can vary widely over the short and long-term. If prevailing market interest rates drop, distribution rates of the Fund's holdings and common shareholder's income from the Fund could drop as well. The Fund's income also would likely be affected adversely if prevailing short-term interest rates increase and the Fund is utilizing leverage.

Tax Risk. The Fund's investment program and the tax treatment of Fund distributions may be affected by Internal Revenue Service ("IRS") interpretations of the Code, future changes in tax laws and regulations, including changes as a result of the "sunset" provisions that currently apply to the favorable tax treatment of tax-advantaged dividends. There can be no assurance that any portion of the Fund's income distributions will not be fully taxable as ordinary income. The Fund's ability to pursue its investment objective, the value of the Fund's investments and the Fund's net asset value may be adversely affected by changes in tax rates and policies. Because the Fund's investment objective is to provide a high level of after-tax yield and total return consisting primarily of dividend and interest income and capital appreciation, the Fund's ability to invest, and the attractiveness of investing in, equity securities that pay qualified dividend income in relation to other investment alternatives will be affected by changes in federal income tax laws and regulations, including changes in the qualified dividend income provisions. ~~Absent further legislation, higher tax rates will apply to qualified dividend income in taxable years beginning after December 31, 2012.~~ Any proposed or actual changes in such rates, therefore, can significantly and adversely affect the after-tax returns of the Fund's investments in equity securities. Any such changes also could significantly and adversely affect the Fund's net asset value, as well as the Fund's ability to acquire and dispose of equity securities at desirable returns and price levels and the Fund's ability to pursue its investment objective. The Fund cannot assure you as to the portion, if any, of the Fund's dividends that will be qualified dividend income. Further, in order to avoid corporate income tax at the level of the Fund, it must qualify each year as a regulated investment company under the Code.

Sector/Industry Risk. The "Utility Industry" generally includes companies involved in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services. The Fund invests a significant portion of its total assets in securities of utility companies, which may include companies in the electric, gas, water, telecommunications sectors, as well as other companies engaged in other infrastructure operations. This may make the Fund more susceptible to adverse economic, political or regulatory occurrences affecting those sectors. As concentration of the Fund's investments in a sector increases, so does

the potential for fluctuation in the net asset value of common shares.

Risks that are intrinsic to utility companies include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, increased costs and reduced availability of certain types of fuel, occasional reduced availability and high costs of natural gas and other fuels, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials, the disposal of radioactive wastes, shutdown of facilities or release of radiation resulting from catastrophic events, disallowance of costs by regulators which may reduce profitability, and changes in market structure that increase competition.

In many regions, including the United States, the Utility Industry is experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demand, technological advances, greater availability of natural gas with respect to electric utility companies and other factors. For example, the Federal Energy Regulatory Commission (the "FERC") has implemented regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. A number of countries, including the United States, are considering or have implemented methods to introduce and promote retail competition. Changes in regulation may result in consolidation among domestic utilities and the disaggregation of many vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional significant competitors could become active in certain parts of the Utility Industry.

Concentration Risk. The Fund's investments will be concentrated in the Utility Industry. The focus of the Fund's portfolio on this sector may present more risks than if the Fund's portfolio were broadly spread over numerous sectors of the economy. A downturn in this sector (or any sub-sectors within it) would have a larger impact on the Fund than on an investment company that does not concentrate solely in this specific sector (or in specific sub-sectors). At times, the performance of companies in the Utility Industry (or a specific sub-sector) may lag the performance of other sectors or the broader market as a whole.

Common Stock Risk. The Fund will have substantial exposure to common stocks. Although common stocks have historically generated higher average returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in returns. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, the price of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of

common stocks to which the Fund has exposure. Common stock prices fluctuate for many reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuer occur. Common stock is subordinated to preferred stock and debt in a company's capital structure with respect to priority in the right to a share of corporate income, and therefore will be subject to greater dividend risk than preferred stock or debt instruments. In addition, common stock prices may be sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

Foreign Securities Risk. Investments in securities of non-U.S. issuers, it will be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, social, political and economic instability, differences in securities regulation and trading, expropriation or nationalization of assets, and foreign taxation issues. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of the Fund's securities. It may also be more difficult to obtain and enforce a judgment against a non-U.S. issuer. Foreign investments made by the Fund must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments. The risks of foreign investing may be magnified for investments in issuers located in emerging market countries.

To the extent the Fund invests in depositary receipts, the Fund will be subject to many of the same risks as when investing directly in non-U.S. securities. The holder of an unsponsored depositary receipt may have limited voting rights and may not receive as much information about the issuer of the underlying securities as would the holder of a sponsored depositary receipt.

Foreign Currency Risk. Investments in securities that trade in and receive revenues in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the Fund and denominated in those currencies. Some foreign governments levy withholding taxes against dividend and interest income. Although in some countries portions of these taxes are recoverable, any amounts not recovered will reduce the income received by the Fund, and may reduce distributions to common shareholders. These risks are generally heightened for investments in emerging market countries.

Small and Mid-Cap Stock Risk. The Fund may invest in companies of any market capitalization. The Fund considers small companies to be those with a market capitalization up to $2 billion and medium-sized companies to be those with a market capitalization between $2 billion and $10 billion. The Fund's investments in smallSmaller and medium-sized company stocks may be more volatile than, and perform differently from, larger company stocks. There may be less trading in the stock of a smaller or medium-sized company, which means that buy and sell transactions in that stock could have a larger impact on the stock's price

than is the case with larger company stocks. Smaller and medium-sized companies may ~~be subject to more abrupt or erratic movements in price than its   investments in larger, more established companies because the securities of such companies are less well-known,~~have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller or medium-sized company's stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small or medium-sized company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium-sized company stocks may not be well known to the investing public and may held primarily by insiders or institutional investors~~ or may trade less frequently and in lower volume~~.

Non-Investment Grade Securities Risk. Investments in securities of below investment grade quality, if any, are predominantly speculative because of the credit risk of their issuers. While offering a greater potential opportunity for capital appreciation and higher yields, preferred stocks and bonds of below investment grade quality (also known as "junk bonds") entail greater potential price volatility and may be less liquid than higher-rated securities. Issuers of below investment grade quality preferred stocks and bonds are more likely to default on their payments of dividends/interest and liquidation value/principal owed to the Fund, and such defaults will reduce the Fund's net asset value and income distributions.

Interest Rate Risk. Interest rate risk is the risk that preferred stocks paying fixed dividend rates and fixed-rate debt securities will decline in value because of changes in market interest rates. When interest rates rise the market value of such securities generally will fall. An investment by the Fund in preferred stocks or fixed-rate debt securities means that the net asset value and price of the common shares may decline if market interest rates rise. ~~Interest rates are currently low relative to historic~~In typical interest rate environments, the prices of longer-term debt securities generally fluctuate more than the prices of shorter-term debt securities as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. During periods of declining interest rates, an issuer of preferred stock or fixed-rate debt securities may exercise its option to redeem securities prior to maturity, forcing the Fund to reinvest in lower yielding securities. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected payments. This may lock in a below market yield, increase the security's duration, and reduce the value of the security. The value of the Fund's common stock investments may also be influenced by changes in interest rates.

Credit Risk. Credit risk is the risk that an issuer of a preferred or debt security will become unable to meet its obligation to make dividend, interest and principal payments. In general, lower rated preferred or debt securities carry a greater degree of credit risk. If rating agencies lower their ratings of preferred or debt securities in the Fund's portfolio, the value of those obligations could decline. In addition, the underlying revenue source for a preferred or debt security may be insufficient to pay dividends, interest or principal in a timely manner.

Derivatives Risk. Although it may use other derivative instruments from time to time as described in the Statement of Additional Information, the Fund's derivatives usage to date has generally been limited to equity options, including writing covered calls, the purchase of calls and the sale of puts. A decision as to whether, when and how to use options involves the exercise or skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. The Fund may also, from time to time, choose to use interest rate swaps (or options thereon). Derivatives transactions of the types described above subject the Fund to increased risk of principal loss due to imperfect correlation or unexpected price or interest rate movements. The Fund's use of derivative instruments involves investments risks and transactions costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of tax-advantaged dividends.

Preferred Stock Risks. The Fund may have exposure to preferred stocks. In addition to credit risk, investments in preferred stocks involve certain other risks. Certain preferred stocks contain provisions that allow an issuer under certain conditions to skip distributions (in the case of "non-cumulative" preferred stocks) or defer distributions (in the case of "cumulative" preferred stocks). If the Fund owns a preferred stock that is deferring its distributions, the Fund may be required to report income for tax purposes while it is not receiving income on this position. Preferred stocks often contain provisions that allow for redemption in the event of certain tax or legal changes or at the issuers' call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred stocks typically do not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period, which varies by issue. Preferred stocks are subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments. Preferred stocks may be significantly less liquid than many other securities, such as U.S. government securities, corporate debt or common stock.

Debt Securities Risk. In addition to credit risk, investments in debt securities carry certain risks including: redemption risk (debt securities sometimes contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return); limited voting rights

(debt securities typically do not provide any voting rights, except in cases when interest payments have not been made   and the issuer is in default; and liquidity (certain debt securities may be substantially less liquid than many other securities, such as U.S. government securities or common stocks).

Inflation Risk. Inflation risk is the risk that the purchasing power of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the common shares and distributions thereon can decline.

Illiquid Securities Risk. The Fund may invest in securities for which there is no readily available trading market or which are otherwise illiquid. The Fund may not be able readily to dispose of such securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. In addition, the limited liquidity could affect the market price of the securities, thereby adversely affecting the Fund's net asset value.

Market Price of Common Shares. The shares of closed-end management investment companies often trade at a discount from their net asset value, and the Fund's common shares may likewise trade at a discount from net asset value. The trading price of the Fund's common shares may be less than the public offering price. The returns earned by common shareholders who sell their common shares below net asset value will be reduced. The Fund's common shares, which are currently trading at a premium to net asset value, will be sold through the Offer at a price below net asset value. This could reduce or eliminate the premium, or cause the Fund's common shares to trade at a discount.

Management Risk. The Fund is subject to management risk because it has an actively managed portfolio. Reaves and the individual portfolio managers apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Market Disruption ~~Risk~~. ~~The terrorist attacks in the United States on September 11, 2001 had a disruptive effect on the securities markets. United States~~and Geopolitical Risk. The ongoing U.S. military and related action in Iraq and Afghanistan ~~is ongoing~~ and events in the Middle East and Ukraine, as well as the continuing threat of terrorist attacks, could have significant adverse effects on the U.S. economy, the stock market and world economies and markets generally. A disruption of financial ~~and commodities~~ markets or other terrorist attacks could adversely affect the Fund's service providers and/or the Fund's operations as well as interest rates, secondary trading, credit risk, inflation and other factors relating to the common shares. The Fund cannot predict the effects or likelihood of similar events in the future on the U.S. and world economies, the value of the common shares or the net asset value of the Fund. Assets of companies, including those held in the Fund's portfolio, could be direct targets, or indirect casualties, of an act of terrorism. The U.S. government has issued warnings that assets of utility companies and energy sector companies, specifically the United States' pipeline

infrastructure, may be the future target of terrorist organizations.

Legislation and Regulatory Risk. At any time after the date of this Prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities and/or securities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. New or amended regulations may be imposed by the Commodity Futures Trading Commission ("CFTC"), the SEC, the Board of Governors of the Federal Reserve System (the "Federal Reserve") or other financial regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these govern.

Capital Market Risk. Global financial markets and economic conditions are volatile due to a variety of factors, including significant write-offs in the financial services sector and therefore companies may have difficulty raising capital. In particular, as a result of concerns about the general stability of financial markets and specifically the solvency of lending counterparties, the cost of raising capital from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance debt on existing terms or at all and reduced, or in some cases ceased to provide, funding to borrowers. In addition, lending counterparties under existing revolving credit facilities and other debt instruments may be unwilling or unable to meet their funding obligations. Due to these factors, companies may be unable to obtain new debt or equity financing on acceptable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, companies may not be able to meet their obligations as they come due. Moreover, without adequate funding, companies may be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on their revenues and results of operations

Portfolio Turnover Risk. The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. The Fund cannot accurately predict its securities portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% under normal market conditions, although it could be materially higher under certain conditions. Higher portfolio turnover rates could result in corresponding increases in brokerage commissions and generate short-term capital gains taxable as ordinary income.

Anti-takeover provisions	The Fund's Agreement and Declaration of Trust, dated September 15, 2003 (the "Declaration of Trust") includes provisions that could have the effect of inhibiting the Fund's possible conversion to open-end status

and limiting the ability of other entities or persons to acquire control of the Board. In certain circumstances, these provisions might also inhibit the ability of shareholders to sell their common shares at a premium over prevailing market prices. See "Description of Capital Structure — Anti-Takeover Provisions in the Declaration of Trust."

Distributions

The Fund intends to make a level dividend distribution each month to common shareholders after payment of interest on any outstanding borrowings. The level dividend rate is determined, and may be modified by the Board of Trustees, from time to time. Any net capital gains earned by the Fund are distributed at least annually. Distributions to shareholders are recorded by the Fund on the ex-dividend date. In August 2009, the SEC issued an order approving exemptive relief for the Fund, from Section 19(b) and Rule 19b-1 under the ~~Investment Company Act of~~ 1940 Act (the "Order"). This would allow the Fund to employ a managed distribution plan (the "Managed Distribution Plan") rather than a level distribution plan. The Fund implemented the Managed Distribution Plan for the fiscal year ended October 31, 2011. The Board's most recent approval of the Plan was in [September ~~2011~~ 2014]. Common shareholders who elect not to participate in the Fund's dividend reinvestment plan will receive all distributions in cash paid by check mailed directly to the shareholder of record (or, if the common shares are held in street or other nominee name, then to such nominee). See "Distributions."

Dividend reinvestment plan

Common shareholders may elect automatically to reinvest some or all of their distributions in additional common shares under the Fund's dividend reinvestment plan. Whenever the Fund declares a dividend or other distribution payable in cash, participants in the dividend reinvestment plan will receive the equivalent in common shares. See "Dividend Reinvestment Plan."

Common share purchases and tenders

From time to time, the Fund's Board may consider repurchasing common shares in the open market or in private transactions, or tendering for shares, in an attempt to reduce or eliminate a market value discount from net asset value, if one should occur.

Custodian and Transfer Agent

~~The Bank of New York Mellon~~ State Street Bank & Trust Company ("State Street") serves as the Fund's custodian. ~~Computershare~~ DST serves as the Fund's transfer agent, dividend paying agent and registrar. See "Custodian, Transfer Agent, Dividend Paying Agent and Registrar."

SUMMARY OF FUND EXPENSES

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in common shares of the Fund would bear, directly or indirectly, as a result of the Offer being fully subscribed and the receipt of net proceeds from the Offer of approximately $~~207,389,821.~~_____. If the Fund issues fewer common shares in the Offer and the net proceeds to the Fund are less, all other things being equal, the expenses shown would increase.

The table assumes the use of leverage in the form of amounts borrowed by the Fund under a committed loan facility in an amount equal to ~~33~~_____% of the Fund's total assets (including the amounts of any additional leverage obtained through the use of borrowed funds), also taking into account the additional assets to be raised in the Offer, as estimated above. The extent of the Fund's assets attributable to leverage following the Offer, and the Fund's associated expenses, are likely to vary (perhaps significantly) from these assumptions. Interest payments on borrowings are included in the total annual expenses of the Fund.

Shareholder Transaction Expenses (as a percentage of offering price)

Sales Load	None
Offering Expenses Borne by Common Shareholders[1]	~~0.08~~[_]%
Dividend Reinvestment Plan Fees[2]	None

Annual Expenses	Percentage of Net Assets Attributable to Common Shares[3]
Investment Advisory Fees[4]	~~0.81~~[_]%
Interest Payments on Borrowed Funds[3]	~~0.59~~[_]%
Other Expenses[5]	~~0.50~~[_]%
Total Annual Fund Operating Expenses[1]	~~1.90~~[_]%

(1) The fees and expenses of the Offer will be borne by the Fund and indirectly by all of its common shareholders, including those who do not exercise their Rights. The offering costs to be paid by the Fund are not included in the Annual Expenses table. Offering costs borne by common shareholders will result in a reduction of capital of the Fund and the net asset value of the common shares.

(2) There will be no brokerage charges under the Fund's dividend reinvestment plan with respect to common shares issued by the Fund in connection with the Offer. However, you may pay brokerage charges if you sell your common shares held in a dividend reinvestment account. You also may pay a pro rata share of brokerage commissions incurred in connection with your market purchases pursuant to the Fund's dividend reinvestment plan. See "Dividend Reinvestment Plan."

(3) Assumes the use of leverage in the form of borrowing under the Credit Facility representing 33% of the Fund's total assets (including any additional leverage obtained through the use of borrowed funds) at an annual interest rate cost to the Fund of ~~1.34%~~[_]% on the Fixed Commitment and [_]% on the Variable Commitment. See "Use of Leverage — Credit Facility." There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund's use of leverage will be profitable.

(4) See "Management of the Fund — Investment Adviser."

(5)   Other Expenses are estimated for the Fund's current fiscal year, ending on October 31, ~~2012~~ 2015, based on the Fund's expenses during the period of November 1, 2014 through [   ] and assume the Fund issues approximately [ ] common shares in this Offer.

Example

The purpose of the following table is to help a holder of common shares understand the fees and expenses that such holder would bear directly or indirectly. The following example illustrates the expenses that you would pay on a $1,000 investment in common shares of the Fund, including the estimated costs of the Offer to be borne by the common shareholders of $~~500,000.~~[__], assuming (1) that the Fund's net assets following (and after giving effect to) the Offer do not increase or decrease, (2) that the Fund incurs total annual expenses of ~~1.90~~[__]% of its net assets in years 1 through 10 (assuming borrowing equal to ~~33~~[__]% of the Fund's total assets) and (3) a 5% annual return.

	1 Year	3 Years	5 Years	10 Years
	$[ ]	$[ ]	$[ ]	$[ ]

	1 Year	3 Years	5 Years	10 Years
	$19.30	$59.69	$102.60	$221.94

The example should not be considered a representation of future expenses or rate of return. Actual expenses may be higher or lower than those shown. The example assumes that the estimated "Other Expenses" set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

FINANCIAL HIGHLIGHTS

Selected Per Share Data And Ratios

The selected financial data below sets forth per common share operating performance data, total investment return, ratios and supplemental data for each fiscal year since the Fund's inception. The financial information set forth below for the years ended October 31, 2005 through October 31, ~~2011~~2014 was audited by ~~Deloitte & Touche LLP~~[_____], the Fund's independent registered public accounting firm. The financial information set forth below for the six month period ended April 30, 2015 is unaudited. This financial information should be read in conjunction with the financial statements of the Fund incorporated by reference into this prospectus and the SAI. The financial information set forth below for the period February 24, 2004 (inception) to October 31, 2004 was audited by another independent registered public accounting firm. See "Financial Statements" in the Statement of Additional Information.

~~The table below provides information about income and capital changes for a share of common stock outstanding throughout the years indicated.~~

SHARE OPERATING PERFORMANCE:	Year Ended 10/31/11	Year Ended 10/31/10	Year Ended 10/31/09	Year Ended 10/31/08	Year Ended 10/31/07	Year Ended 10/31/06	Year Ended 10/31/05	2/24/04 (inception) to 10/31/04
Net asset value per share, beginning of year	$21.75	$15.82	$16.14	$30.32	$26.04	$22.12	$19.29	$19.10
INCOME/LOSS FROM INVESTMENT OPERATIONS:								
Net investment income	1.40(1)	1.56(1)	1.44	1.35	1.33	0.99	1.05	0.85
Net realized and unrealized gain/(loss) on investments and foreign currency	2.02	5.98	(0.09)	(12.98)	4.88	4.94	3.29	0.24
Distributions to preferred shareholders:								
From net investment income	(0.02)(2)	(0.16)	(0.16)	(0.47)	(0.40)	(0.50)	(0.32)	(0.06)
From net realized gains	0.00	—	(0.03)	—	(0.17)	—	—	—
Total income from investment operations	3.40	7.38	1.16	(12.10)	5.64	5.43	4.02	1.03
DISTRIBUTIONS TO COMMON SHAREHOLDERS:								
From net investment income	(1.45)	(1.45)	(1.31)	(1.37)	(1.31)	(1.51)	(1.19)	(0.68)
From net realized gains	—	—	(0.17)	(0.71)	(0.05)	—	—	—
Total distributions to common shareholders	(1.45)	(1.45)	(1.48)	(2.08)	(1.36)	(1.51)	(1.19)	(0.68)
CAPITAL SHARE TRANSACTIONS:								
Common share offering costs charged to paid in capital	—	—	—	—	—	—	—	(0.04)
Preferred share offering costs and sales load charged to paid in capital	—	—	—	—	—	—	—	(0.12)
Total capital share transactions	—	—	—	—	—	—	—	(0.16)
Net asset value per common share, end of year	$23.70	$21.75	$15.82	$16.14	$30.32	$26.04	$22.12	$19.29
Market price per common share, end of year	$25.05	$22.19	$15.31	$13.98	$26.26	$22.45	$19.46	$18.00
Total Investment Return — Net Asset Value(3)	15.99%	48.33%	9.92%	(41.56)%	23.00%	26.75%	21.63%	4.93%
Total Investment Return — Market Price(3)	20.15%	56.37%	22.81%	(41.55)%	23.57%	24.21%	14.67%	(6.50)%
RATIOS AND SUPPLEMENTAL								

common shares, end of year (000s)	$545,023	$497,917	$359,176	$366,081	$687,653	$590,600	$501,618	$437,480
Ratio of expenses to average net assets attributable to common shares(4)	1.93%	1.51%	1.77%	1.33%	1.30%	1.38%	1.41%	1.64%(8)
Ratio of expenses excluding interest expense to average net assets attributable to common shares(4)	1.27%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of net investment income to average net assets attributable to common shares(4)	6.08%	8.33%	11.47%	5.94%	4.73%	6.42%	6.21%	6.96%(8)
Ratio of expenses to average managed assets(5)	N/A%	0.97%	1.01%	0.94%	0.94%	0.94%	0.95%	1.02%(8)
Portfolio turnover rate	34%	53%	86%	32%	34%	43%	55%	63%
PREFERRED SHARES								
Liquidation value, end of year, including dividends on preferred shares (000s)	$ (6)	$240,104	$240,095	$240,267	$240,219	$240,185	$240,171	$240,000(9)
Total shares outstanding (000s)	—(6)	9.6	9.6	9.6	9.6	9.6	9.6	9.6
Asset coverage per share(7)	$ (6)	$76,877	$62,424	$63,161	$96,653	$86,539	$77,270	$70,571
Liquidation preference per share	$ (6)	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Average market value per share (10)	$ (6)	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
BORROWINGS AT END OF PERIOD								
Aggregate amount outstanding (000s)	$185,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Asset coverage per $1,000 (000s)	$3,946	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Calculated using average common shares outstanding.

(2) Less than $(0.005) per share.

(3) Total investment return is calculated assuming a purchase of a common share at the opening on the first day and a sale at closing on the last day of each period reported. Total investment return excludes any sales charges. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan.

(4) Ratios do not reflect dividend payments to preferred shareholders.

(5) Average managed assets represent net assets applicable to common shares plus liquidation value of preferred shares.

(6) All series of preferred shares issued by the Fund were fully redeemed, at par value, in December 2010.

(7) Calculated by subtracting the Fund's total liabilities (excluding Preferred Shares) from the Fund's total assets and dividing by the number of preferred shares outstanding.

(8) Annualized.

(9) Amount does not include dividends on preferred shares.

(10) Based on weekly prices.

PER COMMON SHARE OPERATING PERFORMANCE:	For the Six Months Ended 4/30/15	For the Year Ended 10/31/14	For the Year Ended 10/31/13	For the Year Ended 10/31/12	For the Year Ended 10/31/11	For the Year Ended 10/31/10	For the Year Ended 10/31/09	For the Year Ended 10/31/08	For the Year Ended 10/31/07	For the Year Ended 10/31/06	For the Year End 10/31/0!
Net asset value per share, beginning of period	$32.71	$27.91	$25.66	$23.70	$21.75	$15.82	$16.14	$30.32	$26.04	$22.12	$19.29
INCOME/LOSS FROM INVESTMENT OPERATIONS:											
Net investment income[1]	0.42	1.80	1.14	1.21	1.40	1.56	1.44	1.35	1.33	0.99	1.05
Net realized and unrealized gain/(loss) on investments and foreign currency	(0.41)	4.64	2.69	3.02	2.02	5.98	(0.09)	(12.98)	4.88	4.94	3.29
Distributions to preferred shareholders:											
From net investment income	–	–	–	–	(0.02)	(0.16)	(0.16)	(0.47)	(0.40)	(0.50)	(0.32)
From net realized gains	–	–	–	–	(0.00)[2]	–	(0.03)	–	(0.17)	–	–
Total income/(loss) from investment operations	0.01	6.44	3.83	4.23	3.40	7.38	1.16	(12.10)	5.64	5.43	4.02
DISTRIBUTIONS TO COMMON SHAREHOLDERS:											
From net investment income	(0.88)	(1.50)	(1.51)	(1.37)	(1.45)	(1.45)	(1.31)	(1.37)	(1.31)	(1.51)	(1.19)
From net realized gains	–	(0.14)	(0.07)	(0.47)	–	–	(0.17)	(0.71)	(0.05)	–	–
Total distributions to common shareholders	(0.88)	(1.64)	(1.58)	(1.84)	(1.45)	(1.45)	(1.48)	(2.08)	(1.36)	(1.51)	(1.19)
Change due to rights offering[3]	–	–	–	(0.43)	–	–	–	–	–	–	–
Total distributions and rights offering	(0.88)	(1.64)	(1.58)	(2.27)	(1.45)	(1.45)	(1.48)	(2.08)	(1.36)	(1.51)	(1.19)
Net asset value per common share, end of year	$31.84	$32.71	$27.91	$25.66	$23.70	$21.75	$15.82	$16.14	$30.32	$26.04	$22.12
Market price per common share, end of year	$29.98	$30.88	$25.92	$25.29	$25.05	$22.19	$15.31	$13.98	$26.26	$22.45	$19.46
Total Investment Return - Net Asset Value[4]	0.09%[9]	24.24%	15.73%	16.57%	15.99%	48.33%	9.92%	(41.56)%	23.00%	26.75%	21.63%
Total Investment Return - Market Price[4]	(0.17)%[9]	26.29%	9.05%	8.70%	20.15%	56.37%	22.81%	(41.55)%	23.57%	24.21%	14.67%
RATIOS AND SUPPLEMENTAL DATA											
Net assets attributable to common shares, end of year (000s)	$923,847	$949,088	$809,731	$744,401	$545,023	$497,917	$359,176	$366,081	$687,653	$590,600	$501,618
Ratio of expenses excluding interest expense to average net assets attributable to common shares[5]	1.12%[10]	1.16%	1.21%	1.19%	1.27%	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of expenses to average net assets attributable to common shares[5]	1.56%[10]	1.71%	1.71%	1.83%	1.93%	1.51%	1.77%	1.33%	1.30%	1.38%	1.41%
Ratio of net investment income to average net assets attributable to common shares[5]	2.59%[10]	6.10%	4.33%	4.91%	6.08%	8.33%	11.47%	5.94%	4.73%	6.42%	6.21%
Ratio of expenses to average managed assets[6]	N/A	N/A	N/A	N/A	N/A	0.97%	1.01%	0.94%	0.94%	0.94%	0.95%
Portfolio turnover rate	15%[10]	26%	30%	27%	34%	53%	86%	32%	34%	43%	55%

PER COMMON SHARE OPERATING PERFORMANCE:	For the Six Months Ended 4/30/15	For the Year Ended 10/31/14	For the Year Ended 10/31/13	For the Year Ended 10/31/12	For the Year Ended 10/31/11	For the Year Ended 10/31/10	For the Year Ended 10/31/09	For the Year Ended 10/31/08	For the Year Ended 10/31/07	For the Year Ended 10/31/06	For the Year End 10/31/05
PREFERRED SHARES											
Liquidation value, end of year, including dividends on preferred shares (000s)	N/A	N/A	N/A	N/A	$–[7]	$240,104	$240,095	$240,267	$240,219	$240,185	$240,171
Total shares outstanding (000s)	N/A	N/A	N/A	N/A	–[7]	9.6	9.6	9.6	9.6	9.6	9.6
Asset coverage per share[8]	N/A	N/A	N/A	N/A	$–[7]	$76,877	$62,424	$63,161	$96,653	$86,539	$77,270
Liquidation preference per share	N/A	N/A	N/A	N/A	$–[7]	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Average market value per share	N/A	N/A	N/A	N/A	$–[7]	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
BORROWINGS AT END OF PERIOD											
Aggregate amount outstanding (000s)	$290,000	$290,000	$290,000	$290,000	$185,000	N/A	N/A	N/A	N/A	N/A	N/A
Asset coverage per $1,000 (000s)	$4,186	$4,273	$3,792	$3,567	$3,946	N/A	N/A	N/A	N/A	N/A	N/A

(1) *Calculated using average common shares outstanding.*
(2) *Less than $(0.005) per share.*
(3) *Effect of rights offerings for common shares at a price below market price (See Note 3).*
(4) *Total investment return is calculated assuming a purchase of a common share at the opening on the first day and a sale at closing on the last day of each period reported. Total investment return excludes any sales charges. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan.*
(5) *Ratios do not reflect dividend payments to preferred shareholders.*
(6) *Average managed assets represent net assets applicable to common shares plus liquidation value of preferred shares.*
(7) *All series of preferred shares issued by the Fund were fully redeemed, at par value, in December 2010.*
(8) *Calculated by subtracting the Fund's total liabilities (excluding Preferred Shares) from the Fund's total assets and dividing by the number of preferred shares outstanding.*
(9) *Not annualized.*
(10) *Annualized.*

Information Regarding Senior Securities

The following table sets forth certain unaudited information regarding the Fund's senior securities as of the end of each of the Fund's prior fiscal years since the Fund's inception. The Fund's senior securities during this time period are comprised of outstanding indebtedness, which constitutes a "senior security" as defined in the 1940 Act, and then-outstanding auction market preferred shares.

Senior Securities Representing Indebtedness (Credit Facility)

Fiscal Year Ended	Principal Amount Outstanding[1]	Asset Coverage Per $1,000[2]
October 31, 2014	$290,000,000	$4,273
October 31, 2013	$290,000,000	$3,792
October 31, 2012	$290,000,000	$3,567
October 31, 2011	$185,000,000	$3,946
October 31, 2010	None	N/A
October 31, 2009	None	N/A
October 31, 2008	None	N/A
October 31, 2007	None	N/A
October 31, 2006	None	N/A
October 31, 2005	None	N/A
October 31, 2004	None	N/A

(1)   Principal amount outstanding represents the principal amount owed by the Fund to the Bank under the Credit Facility.

(2)   Asset coverage per $1,000 of debt is calculated by subtracting the Fund's liabilities and indebtedness not represented by senior securities from the Fund's total assets, dividing the result by the aggregate amount of the Fund's senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

Senior Securities Representing Stock (Auction Market Preferred Shares)

Fiscal Year Ended	Total Amount Outstanding[1]	Asset Coverage Per Unit[2]	Involuntary Liquidating Preference Per Unit[3]	Average Market Value Per Unit
October 31, 2014	None	N/A	N/A	N/A
October 31, 2013	None	N/A	N/A	N/A
October 31, 2012	None	N/A	N/A	N/A
October 31, 2011	None	N/A	N/A	N/A
October 31, 2010	$240,000,000	$76,877	$25,000	$25,000
October 31, 2009	$240,000,000	$62,424	$25,000	$25,000
October 31, 2008	$240,000,000	$63,161	$25,000	$25,000
October 31, 2007	$240,000,000	$96,653	$25,000	$25,000
October 31, 2006	$240,000,000	$86,539	$25,000	$25,000
October 31, 2005	$240,000,000	$77,270	$25,000	$25,000
October 31, 2004	$240,000,000	$70,571	$25,000	$25,000

(1)   Total amount outstanding represents the aggregate principal amount of auction market preferred shares then outstanding.

(2)   "Asset coverage per unit" means the ratio that the value of the total assets of the Fund, less all liabilities and indebtedness not represented by the then-outstanding auction market preferred shares, bears to the aggregate of the involuntary liquidation preference of the then outstanding preferred shares, expressed as a dollar amount per preferred share.

(3)   "Involuntary liquidating preference per unit" means the amount to which a then-current holder of auction market preferred shares would be entitled upon the involuntary liquidation of the Fund in preference to the holders of common shares, expressed as a dollar amount per preferred share.

THE OFFER

Terms of the Offer

The Fund is issuing to Record Date Shareholders Rights to subscribe for additional common shares. Each Record Date Shareholder is being issued one transferable Right for each common share owned on the Record Date. The Offer entitles the holder to acquire at the Subscription Price one common share for each three Rights held, rounded up to the nearest number of Rights evenly divisible by three. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, common shares may be purchased only pursuant to the exercise of Rights in integral multiples of three.

In the case of common shares held of record by Cede & Co. ("Cede"), as nominee for the Depository Trust Company ("DTC"), or any other depository or nominee, the number of Rights issued to Cede or such other depository or nominee will be adjusted to permit rounding up (to the nearest number of Rights evenly divisible by three) of the Rights to be received by beneficial owners for whom it is the holder of record only if Cede or such other depository or nominee provides to the Fund on or before the close of business on ~~July 20, 2012~~_____, 2015 a written representation to the number of Rights required for such rounding.

Rights may be exercised at any time during the period (the "Subscription Period"), which commences on ~~July 9, 2012~~_____, 2015 and ends at 5:00 p.m., Eastern Time, on ~~August 8, 2012,~~_____, 2015, unless extended by the Fund. See "Expiration of the Offer."

If all of the Rights are exercised in the primary subscription, the Fund will experience a ~~33~~_____% increase in common shares outstanding.

In addition, any Record Date Shareholder who fully exercises all Rights initially issued to him is entitled to subscribe for common shares available for Primary Subscription (the "Primary Subscription Shares") that were not otherwise subscribed for by other Rights holders on the Primary Subscription. In the event that the Fund's per common share net asset value on the Expiration Date is equal to or less than the Subscription Price, the Fund, in its sole discretion, would also be able to issue additional Shares in an amount of up to 25% of the Primary Subscription Shares (the "Secondary Over-Subscription Shares") to satisfy over-subscription requests in excess of the available Primary Subscription Shares.

The entitlement to subscribe for unsubscribed Primary Subscription Shares and any Secondary Over-Subscription Shares is available only to those Record Date Shareholders who fully exercise all Rights initially issued to them and only on the basis of their Record Date holdings and will be referred to in the remainder of this Prospectus as the "Over-Subscription Privilege."

For purposes of determining the maximum number of Shares a Record Date Shareholder may acquire pursuant to the Offer, broker-dealers whose common shares are held of record by Cede, nominee for DTC, or by any other depository or nominee, will be deemed to be the holders of the Rights that are issued to Cede or such other depository or nominee on their behalf. Common shares acquired pursuant to the Over-Subscription Privilege are subject to allotment, which is more fully discussed below under "Over-Subscription Privilege." Rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

The method by which Rights may be exercised and common shares paid for is set forth below in "Method of Exercising Rights" and "Payment for Shares." A Rights holder will have no right to rescind a purchase after the Subscription Agent has received payment. See "Payment for Shares" below. Common shares issued pursuant to an exercise of Rights will be listed on the NYSE MKT. Common shares issued in connection with the Offer will not be evidenced by share certificates.

For purposes of determining the maximum number of common shares that may be acquired pursuant to the Offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until the Expiration Date and will be admitted for trading on the NYSE MKT. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the NYSE MKT will begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last NYSE MKT trading day prior to the Expiration Date due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares in the Over-Subscription Privilege, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the secondary over-subscription (the "Secondary Over-Subscription"). Trading of the Rights on the NYSE MKT will be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter, will be conducted on a regular way basis until and including the last NYSE MKT trading day prior to the Expiration Date. The method by which Rights may be transferred is set forth below under "Method of Transferring Rights." The Shares will begin trading ex-Rights two Business Days prior to the Record Date.

Nominees who hold the Fund's common shares for the account of others, such as banks, broker-dealers, or depositories for securities, should notify the respective beneficial owners of such Shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege. If the beneficial owner so instructs, the nominee will complete the Subscription Certificate and submit it to the Subscription Agent with proper payment. In addition, beneficial owners of the common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner's instructions.

The Fund will not be issuing share certificates for the common shares issued pursuant to this Offer. Issuance of common shares will be made electronically via book entry by ~~Computershare~~DST*, the Fund's transfer agent.*

ALTHOUGH THE FUND HAS NO PRESENT INTENTION TO DO SO, THE FUND MAY, IN THE FUTURE AND IN ITS DISCRETION, CHOOSE TO MAKE ADDITIONAL RIGHTS OFFERINGS FROM TIME TO TIME FOR A NUMBER OF COMMON SHARES AND ON TERMS WHICH MAY OR MAY NOT BE SIMILAR TO THE OFFER.

Purpose of the Offer

The Board has determined, based on the recommendation of the Investment Adviser, that it would be in the best interests of the Fund and its existing shareholders to increase the assets of the Fund available for investment, thereby permitting the Fund to be in a better position to more fully take advantage of investment opportunities that may arise without having to reduce existing Fund holdings. In making this determination, the Board considered a number of factors, including potential benefits and costs. The Offer seeks to reward existing shareholders by giving them the right to purchase additional common shares at a price that may be below market and/or net asset value without incurring any commission charge. The distribution to common shareholders of transferable Rights, which themselves may have intrinsic value, will also afford non-subscribing shareholders the potential of receiving a cash payment upon sale of such Rights, receipt of which may be viewed as partial compensation for the possible dilution of their interests in the Fund.

The Investment Adviser will benefit from the Offer because the Investment Adviser's fee is based on the average daily total assets of the Fund. See "Management of the Fund." It is not possible to state precisely the amount of additional compensation the Investment Adviser will receive as a result of the Offer because the proceeds of the Offer will be invested in additional portfolio securities, which will fluctuate in value. However, assuming all Rights are exercised at the estimated Subscription Price of $~~27.00~~_____ and that the Fund receives the maximum proceeds of the Offer, the annual compensation to be received by the Investment Adviser would be increased by approximately $~~1,609,380 (36.41~~_____ (_____%). In determining that the Offer was in the best interest of shareholders, the Board was cognizant of this benefit.

This is the Fund's ~~first~~second rights offering. ~~The~~Although the Fund has no present intention to do so, the Fund may, in the future and at its discretion, choose to make additional rights offerings from time to time for a number of shares and on terms which may or may not be similar to the Offer. Pursuant to applicable law, the Board is authorized to approve rights offerings without obtaining shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a rights offering at a price below the then current net asset value so long as certain conditions are met, including a good faith determination by the Board that such offering would result in a net benefit to existing shareholders. There can be no assurance that the Offer (or the investment of the proceeds of the Offer) will be successful or that the level of trading Shares on the NYSE MKT will increase.

Over-Subscription Privilege

The Board has the right in its absolute discretion to eliminate the Primary Over-Subscription Privilege if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the seventh day following the Expiration Date. If the Primary Over-Subscription Privilege is not eliminated, it will operate as set forth below.

Rights holders who are Record Date Shareholders are entitled to subscribe for additional common shares at the same Subscription Price pursuant to the Over-Subscription Privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those common shares that were not purchased by other Rights holders at the same Subscription Price. If enough Primary Over-Subscription Shares are available, all such requests will be honored in full. If the requests for Primary Over-Subscription Shares exceed the Primary Over-Subscription Shares available, the available Primary Over-Subscription Shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Shares acquired pursuant to the Over-Subscription Privilege are subject to allotment.

In addition, the Fund, in its sole discretion, may determine to issue Secondary Over-Subscription Shares in an amount of up to 25% of the Primary Subscription Shares. Should the Board (or a designated committee thereof) determine to issue some or all of the Secondary Over-Subscription Shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary Over-Subscription Shares will be allocated *pro rata* among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Any Secondary Over-Subscription Shares issued by the Fund, collectively with any Primary Subscription Shares not subscribed for through the Primary Subscription, will be referred to in this Prospectus as the "Excess Shares." If common shareholders do not participate in the Secondary Over-Subscription (if any), their percentage ownership may be diluted.

Record Date Shareholders who are fully exercising their Rights during the Subscription Period should indicate, on the Subscription Certificate that they submit with respect to the exercise of the Rights issued to them, how many common shares they are willing to acquire pursuant to the Over-Subscription Privilege. Rights acquired in the secondary market may not participate in the Over-Subscription Privilege.

To the extent sufficient common shares are not available to fulfill all over-subscription requests, the Excess Shares will be allocated *pro-rata* among those Record Date Shareholders who over-subscribe based on the number of the common shares owned on the Record Date. The allocation process may involve a series of allocations in order to assure that the total number of common shares available for over-subscriptions is distributed on a *pro rata* basis.

The formula to be used in allocating the Excess Shares is as follows: (shareholder's Record Date share position divided by total record date position of all over-subscribers) multiplied by Excess Shares remaining.

Banks, broker-dealers, trustees and other nominee holders of Rights will be required to certify to the Subscription Agent, before any Over-Subscription Privilege may be exercised with respect to any particular beneficial owner, as to the

21527078.4. BUSINESS

aggregate number of Rights exercised during the Subscription Period and the number of common shares subscribed for pursuant to the Over-Subscription Privilege by such beneficial owner and that such beneficial owner's subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege.

The Fund will not offer or sell any common shares that are not subscribed for during the Subscription Period or pursuant to the Over-Subscription Privilege.

The Subscription Price

The Subscription Price will be determined based upon a formula equal to ~~95% of the reported net asset value or market price per common share, whichever is lower on the Expiration Date. Market price per common share will be determined based on the average of the last reported sales prices of a common share on the NYSE MKT for the five trading days preceding the Expiration Date.~~[   ].

Because the expiration date of the subscription period will be ~~August 8, 2012~~_____, 2015 (unless the Fund extends the Subscription Period), rights holders may not know the Subscription Price at the time of exercise and will be required initially to pay for both the common shares subscribed for pursuant to the Primary Subscription (i.e., the Rights to acquire new common shares during the Subscription Period) and, if eligible, any additional common shares subscribed for pursuant to the Over-Subscription Privilege at the estimated Subscription Price of $~~27.00~~_____ per common share (the "estimated Subscription Price") and, except in limited circumstances, will not be able to rescind their subscription.

The Fund announced the Offer on ~~June 27, 2012.~~_____, 2015. The net asset value per common share at the close of business on ~~June 26, 2012~~_____, 2015 (the last trading date prior to the Fund's announcement of the Offer), was $~~24.52.~~_____. The last reported sale price of a common share on the NYSE MKT on that date was $~~27.13,~~_____, representing a ~~10.6~~_____% premium in relation to the then current net asset value per common share and in relation to the estimated Subscription Price.

Common shares of the Fund, as a closed-end fund, can trade at a discount to net asset value. Upon expiration of the Offer, common shares will be issued at a price below net asset value per share.

Sales by Subscription Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Subscription Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Subscription Agent must be received on or before ~~August 1, 2012,~~_____, 2015, the fifth business day before the Expiration Date. Upon the timely receipt of the appropriate instructions to sell Rights, the Subscription Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of commissions, to the holders. The Subscription Agent will also attempt to sell any Rights (i) a Rights holder is unable to exercise because the Rights represent the right to subscribe for less than one new common share or (ii) attributable to shareholders whose record addresses are outside the United States or who have an APO or FPO address.

If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The selling Rights holder will pay all brokerage commissions incurred by the Subscription Agent.

The Subscription Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fifth Business Day prior to the Expiration Date. These sales will be made net of commissions on behalf of the nonclaiming Rights holders. Proceeds from those sales will be held by the Fund's transfer agent, for the account of the nonclaiming Rights holder until the

proceeds are either claimed or escheated. There can be no assurance that the Subscription Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Subscription Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights.

Common shareholders are urged to obtain a recent trading price for the Rights on the NYSE MKT from their broker, bank, financial advisor or the financial press.

Method of Transferring Rights

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Subscription Agent for sale. Any Rights submitted to the Subscription Agent for sale must be received by the Subscription Agent on or before ~~August 1, 2012,~~_____, 2015, five Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares in the Primary or Secondary Over-Subscription, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the Primary or Secondary Over-Subscription.

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow at least five Business Days prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Fund nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Subscription Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be paid by the Fund or the Subscription Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Offer may be effected through, the facilities of DTC.

Expiration of the Offer

The Offer will expire at 5:00 p.m., Eastern Time, on ~~August 8, 2012,~~_____, 2015, unless extended by the Fund (the "Expiration Date"). Rights will expire on the Expiration Date and thereafter may not be exercised.

Subscription Agent

The Subscription Agent is ~~Computershare~~[_____]. The Subscription Agent will receive from the Fund an amount estimated to be $~~35,000,~~_____, comprised of the fee for its services and the reimbursement for certain expenses related to the Offer.

Information Agent

INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: THE INFORMATION AGENT, ~~GEORGESON~~_____, TOLL-FREE AT ~~888-877-5373~~_____ (BANKS OR BROKERS CALL ~~212-440-9800~~_____) OR PLEASE SEND A WRITTEN REQUEST TO: ~~199 WATER STREET, 26TH FLR., NEW YORK, NEW YORK 10038~~_____; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.

Method of Exercising Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Subscription Agent, together with payment for the Shares as described below under "Payment for Shares." Rights may also be exercised through a Rights holder's broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Subscription Agent prior to 5:00 p.m. Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under "Payment for Shares"). The Subscription Certificate and payment should be delivered to the Subscription Agent at the following addresses:

If By Mail:	~~Computershare~~ ~~Attn: Corporate Action Dept.~~ ~~P.O. Box 3301~~ ~~South Hackensack, NJ 07606~~[_____]

If By Overnight Courier:	~~Computershare~~ ~~Attn: Corporate Action Dept.~~ ~~480 Washington Boulevard, 27th FL~~ ~~Jersey City, NJ 07310~~[_____]

Payment for Shares

Holders of Rights who acquire common shares on Primary Subscription or pursuant to the Over-Subscription Privilege may choose between the following methods of payment:

(1)   A subscription will be accepted by the Subscription Agent if, prior to 5:00 p.m., Eastern Time, on the Expiration Date, the Subscription Agent has received a written notice of guaranteed delivery from a bank, a trust company, or an NYSE MKT member, guaranteeing delivery of: (i) payment for the common shares subscribed for in the Primary Subscription and additional common shares subscribed for pursuant to the

Over-Subscription Privilege to the Subscription Agent based on the estimated Subscription Price of $~~27.00~~_____ per common share, and (ii) a properly completed and executed Subscription Certificate.

The Subscription Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate and full payment is not received by the Subscription Agent by the close of business on the third Business Day after the Expiration Date. The notice of guaranteed delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission to fax number ~~201-680-4626~~_____; telephone number to confirm receipt ~~201-680-4860.~~_____.

(2)   Alternatively, a holder of Rights can send the Subscription Certificate together with payment in the form of a check. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Subscription Agent at the addresses noted above prior to 5:00 p.m., Eastern Time, on the Expiration Date. The Subscription Agent will deposit all checks received by it prior to the Expiration Date into a segregated account pending proration and distribution of the common shares issued pursuant to the Offer. The Subscription Agent will not accept cash as a means of payment for common shares issued pursuant to the Offer.

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES, MUST BE PAYABLE TO ~~COMPUTERSHARE (ACTING ON BEHALF OF COMPUTERSHARE TRUST COMPANY N.A.)~~[_____], AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

If the aggregate Subscription Price paid by a Record Date Shareholder is insufficient to purchase the number of common shares that the holder indicates are being subscribed for, or if a Record Date Shareholder does not specify the number of common shares to be purchased, then the Record Date Shareholder will be deemed to have exercised first, the Primary Subscription Rights (if not already fully exercised) and second, the Over-Subscription Privilege to the full extent of the payment tendered. If the aggregate Subscription Price paid by such holder is greater than the common shares he has indicated an intention to subscribe, then the Rights holder will be deemed to have exercised first, the Primary Subscription Rights (if not already fully subscribed) and second, the Over-Subscription Privilege to the full extent of the excess payment tendered.

Any payment required from a holder of Rights must be received by the Subscription Agent by the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the third Business Day after the Expiration Date. Whichever of the two methods of payment described above is used, issuance and delivery of the common shares purchased are subject to collection of checks and actual payment pursuant to any notice of guaranteed delivery.

Within ten Business Days following the Expiration Date (the "Confirmation Date"), a confirmation will be sent by the Subscription Agent to each holder of Rights (or, if the common shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of common shares acquired pursuant to the Primary Subscription, (ii) the number of Excess Shares, if any, acquired pursuant to the Over-Subscription Privilege, (iii) the per common share and total purchase price for the common shares and (iv) any excess to be refunded by the Fund to such holder as a result of payment for common shares pursuant to the Over-Subscription Privilege which the holder is not acquiring.

Any payment required from a holder of Rights must be received by the Subscription Agent on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the third Business Day after the Expiration Date. Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on his behalf by the Subscription Agent or exercises by Record Date Shareholders of their Over-Subscription Privileges, will be mailed by the Subscription Agent to the holder within ten Business Days after the Expiration Date. If any Rights holder exercises its right to acquire Shares pursuant to the Over-

Subscription Privilege, any excess payment which would otherwise be refunded to the Rights holder will be applied by the Fund toward payment for common shares acquired pursuant to exercise of the Over-Subscription Privilege, if any.

A Rights holder will have no right to rescind a purchase after the Subscription Agent has received payment either by means of a notice of guaranteed delivery or a check.

If a holder of Rights who acquires common shares pursuant to the Primary Subscription or the Over-Subscription Privilege does not make payment of any amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for common shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of common shares which could be acquired by such holder upon exercise of the Primary Subscription or the Over-Subscription Privilege; (iii) sell all or a portion of the common shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed common shares and to enforce the relevant guaranty of payment.

Nominees who hold common shares for the account of others, such as brokers, dealers or depositories for securities, should notify the respective beneficial owners of the common shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner's instructions. **Banks, broker-dealers and trust companies that hold common shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in the Over-Subscription Privilege.**

THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATES SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

The method of delivery of Subscription Certificates and payment of the aggregate Subscription Price to the Subscription Agent will be at the election and risk of the Rights holders, but, if sent by mail, it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m., Eastern Time, on the Expiration Date. Because uncertified personal checks may take at least five Business Days or more to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier's check or money order.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Rights holders who have exercised their rights will have no right to rescind their subscription after receipt by the subscription agent of the completed Subscription Certificate together with payment for common shares, except as described under "Notice of net asset value decline."

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address). Record Date Shareholders whose addresses are outside the United States or who have an APO or FPO address and who wish to subscribe to the Offer either in part or in full should contact the

21527078.4. BUSINESS

Subscription Agent in writing or by recorded telephone conversation no later than five Business Days prior to the Expiration Date. The Fund will determine whether the Offer may be made to any such Record Date Shareholder. If the Subscription Agent has received no instruction by the fifth Business Day prior to the Expiration Date or the Fund has determined that the Offer may not be made to a particular shareholder, the Subscription Agent will attempt to sell all of such shareholder's Rights and remit the net proceeds, if any, to such shareholder. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Notice of Net Asset Value Decline

In accordance with SEC regulatory requirements, the Fund has undertaken to suspend the Offer until the Fund amends this Prospectus if, after the effective date of the Fund's registration statement relating to this Offer, the Fund's net asset value declines more than 10% from the Fund's net asset value as of that date. If this occurs, the Expiration Date will be extended and the Fund will notify Record Date Shareholders of the decline and permit them to cancel their exercise of Rights.

Certain United States Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the Offer under the provisions of the Code, Treasury regulations promulgated thereunder ("Treasury regulations"), and other applicable authorities in effect as of the date of this Prospectus that are generally applicable to Record Date Shareholders and other Rights holders who are "United States persons" within the meaning of the Code, and does not address any foreign, state, local or other tax consequences. These authorities may be changed, possibly with retroactive effect, or subject to new legislative, administrative or judicial action. record date shareholders and other rights holders should consult their tax advisors regarding the tax consequences, including U.S. federal, state, local, foreign or other tax consequences, relevant to their particular circumstances.

The Fund believes that the value of a Right will not be includible in the income of a Record Date Shareholder at the time the Right is issued, and the Fund will not report to the IRS that a Record Date Shareholder has income as a result of the issuance of the Right; however, there is no guidance directly on point concerning certain aspects of the Offer. The remainder of this discussion assumes that the receipt of the Rights by Record Date Shareholders will not be a taxable event for U.S. federal income tax purposes.

The basis of a Right issued to a Record Date Shareholder will be zero, and the basis of the common share with respect to which the Right was issued (the "Old Common Share") will remain unchanged. The Record Date Shareholder only is required to allocate the basis of the Old Common Share and the Right in proportion to their respective fair market values on the date of distribution if (i) either (a) the fair market value of the Right on the date of distribution is at least 15% of the fair market value of the Old Common Share on that date, or (b) the Record Date Shareholder affirmatively elects (in the manner set out in Treasury regulations) to allocate to the Right a portion of the basis of the Old Common Share and (ii) the Right does not expire unexercised in the hands of the Record Date Shareholder (*i.e.*, the Record Date Shareholder either exercises or sells the Right following its issuance).

No loss will be recognized by a Record Date Shareholder if a Right distributed to such Record Date Shareholder expires unexercised in the hands of such Record Date Shareholder.

The basis of a Right purchased in the market will generally be its purchase price. If a Right that has been purchased in the market expires unexercised, the holder will recognize a loss equal to the basis of the Right.

Any gain or loss on the sale of a Right or, in the case of Rights purchased in the market, any loss from a Right that expires unexercised, will be a capital gain or loss if the Right is held as a capital asset (which in the case of Rights issued to Record Date Shareholders will depend on whether the Old Common Share is held as a capital asset), and will be a long-term capital gain or loss if the holding period of the Right exceeds (or is deemed to exceed) one year. The

deductibility of capital losses is subject to limitation. The holding period of a Right issued to a Record Date Shareholder will include the holding period of the Old Common Share.

No gain or loss will be recognized by a Rights holder upon the exercise of a Right, and the basis of any share acquired upon exercise of the right (the "New Common Share") will equal the sum of the basis, if any, of the Right and the subscription price for the New Common Share. When a Rights holder exercises a Right, the Rights holder's holding period in the New Common Shares does not include the time during which the Rights holder held the unexercised Right; the holding period for the New Common Shares will begin no later than the date following the date of exercise of the Right.

~~You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding, disposing of and exercising Rights, and of allowing Rights to expire, in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.~~

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding, disposing of and exercising Rights, and of allowing Rights to expire, in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Employee Plan Considerations

The Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code contain certain fiduciary responsibility and prohibited transaction provisions applicable to rights holders that are employee benefit plans subject to ERISA or Section 4915 of the Code, including corporate savings and 401(k) plans, Keogh Plans of self-employed individuals and Individual Retirement Accounts ("IRA") (each, a "Benefit Plan" and collectively, "Benefit Plans"). Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans and other retirement plans should consult with their counsel and advisors regarding the consequences of their exercise or transfer of Rights under ERISA and the Code.

As described above, existing shareholders who do not fully exercise their Rights will, at the completion of the Offer, own a smaller proportional interest in the Fund than they owned prior to the Offer. The exercise of Rights will require the future funding of cash. See "The Offer — Subscription Price." Benefit Plans~~,~~ should be aware that additional contributions of cash to the Benefit Plan necessary in order to fund the exercise of Rights may be treated as Benefit Plan contributions and, <u>particularly</u> when taken together with contributions previously made, may ~~subject a Benefit Plan to excise taxes for excess or nondeductible contributions. In~~<u>result in issues under the rules governing contributions and reductions, and give rise to possible excise taxes. For example, in</u> the case of Benefit Plans qualified under Section 401(a) of the Code, and certain other retirement plans, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code ~~or~~<u>and</u> other qualification rules to be violated. Benefit Plans contemplating making additional cash contributions to the Benefit Plan to fund the exercise of Rights should consult with their counsel prior to making such contributions.~~Benefit Plans and other tax~~ ~~exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income ("UBTI") under Section 511 of the Code~~ <u>There may also be reportable distributions, and other adverse tax and ERISA consequences, if Rights are sold or transferred by a Benefit Plan</u>. If any portion of an IRA is used as security for a loan, the portion so used ~~is also~~<u>could be</u> treated as distributed to the IRA depositor<u>, and other adverse consequences could arise</u>.

<u>Additional special issues may arise in the case of any Benefit Plan sponsored or maintained by the Fund or any affiliate thereof.</u>

ERISA contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules, that may impact the exercise or transfer of Rights. Due to the complexity of these rules and the penalties for noncompliance, Benefit Plans should consult with their counsel and other advisors regarding the consequences of their

exercise or transfer of Rights under ERISA and the Code.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $~~207,389,821,~~_______, based on the estimated Subscription Price per common share of $~~27.00,~~_______, assuming all Primary Subscription Shares offered are sold and that the expenses related to the Offer estimated at approximately $~~500,000~~[__] are paid.

The Investment Adviser expects that it will initially invest the proceeds of the offering in high-quality short-term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund's investment objective and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within three months; however, the identification of appropriate investment opportunities pursuant to the Fund's investment style or changes in market conditions may cause the investment period to extend as long as [six months~~.~~]. Pending such investment, the proceeds will be held in high quality short-term debt securities and instruments.

THE FUND

The Fund is a closed-end, ~~non-~~diversified management investment company registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on September 15, 2003 pursuant to the Declaration of Trust governed by the laws of the state of Delaware. The Fund's principal office is located at 1290 Broadway, Suite 1100, Denver, Colorado 80203 and its telephone number is (800) 644-5571 (toll-free).

INVESTMENT OBJECTIVE AND POLICIES

General

The Fund's investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation. The Fund pursues this objective by investing at least 80% of its total assets in the securities of domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airport, toll roads and municipal services ("Utilities" or the "Utility Industry"). A company will be deemed to be involved in the Utility Industry to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above. The remaining 20% of the Fund's total assets may be invested in other securities including stocks, debt obligations, money market securities and money market instruments, as well as certain derivative instruments (as described in "Investment Techniques" below) and other investments. Moreover, should extraordinary conditions affecting the Utility Industry or securities markets as a whole warrant, the Fund may temporarily hold cash or be primarily invested in money market instruments. When the Fund is invested in these instruments for temporary or defensive purposes, it may not be pursuing its investment objective.

The Fund may invest in debt securities if deemed advisable by Reaves to increase income or total return or reduce risk. Reaves retains broad discretion to alter the allocation of the Fund's investments among common stocks, preferred stocks and debt securities in the manner it believes will best effectuate the Fund's investment objective.

The Fund seeks dividend income that qualifies for favorable federal income tax treatment. Under current federal income tax law, tax-advantaged dividends received by individual shareholders are taxed at rates equivalent to long-term capital gain tax rates, which reach a maximum of 15%. Tax-advantaged dividends generally include dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. The Fund generally can pass the tax treatment of tax-advantaged dividends it receives through to its common shareholders. For the Fund to receive tax-advantaged dividend income, the Fund must hold stock paying an otherwise tax-advantaged dividend for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date (or more than 90 days during the

associated 180-day period, in the case of certain preferred stocks). In addition, the Fund cannot be obligated to make related payments (pursuant to a short sale or otherwise) with respect to substantially similar or related property. Similar provisions apply to each common shareholder's investment in the Fund. In order for otherwise tax-advantaged dividends from the Fund received by a common shareholder to be taxable at long-term capital gains rates, the common shareholder must hold his or her Fund shares for more than 60 days during the 120-day period surrounding the ex-dividend date. The provisions of the Code applicable to tax-advantaged dividends are effective through 2012. Thereafter, higher tax rates will apply unless further legislative action is taken.

In addition to investing in stocks that pay tax-advantaged dividends, the Fund may also invest a portion of its assets in stocks and other securities that generate fully taxable ordinary income. For any year, so long as the Fund's fully taxable ordinary income and net realized short-term gains are offset by expenses of the Fund, all of the Fund's income distributions would be characterized as tax-advantaged dividends. There can be no assurance as to what portion of the Fund's income distributions will be tax-advantaged.

The Fund may seek to enhance the level of tax-advantaged dividend income it receives by engaging in dividend capture trading. In a dividend capture trade, the Fund would sell a stock that it held past its ex-dividend date to purchase another stock paying a dividend before the next dividend of the stock being sold. By entering into such trades, the Fund could augment the amount of dividend income it receives over the course of a year. In order for dividends to qualify as tax-advantaged dividends, the Fund must comply with the holding period requirements described herein. The use of dividend capture strategies will expose the Fund to increased trading costs and potential for capital loss.

The investment policy of the Fund of investing at least 80% of the Fund's total assets in common and preferred stocks and debt instruments of companies involved to a significant extent in the Utility Industry may be changed by the Board without shareholder approval. Common shareholders will, however, receive at least 60 days prior notice of any change in this policy.

The Fund may invest in securities of issuers located in countries other than the United States and may invest in such foreign securities without limitation. Investing in securities of foreign issuers, which generally are denominated in foreign currencies, may involve certain risk and opportunity considerations not typically associated with investing in domestic companies and could cause the Fund to be affected favorably or unfavorably by changes in currency exchange rates and revaluations of currencies.

The Fund's investment objective may not be changed without shareholder approval. In addition, certain investment policies and restrictions of the Fund may not be changed without shareholder approval. See "Additional Investment Information and Restrictions" in the Statement of Additional Information.

Investment Strategy

The Fund invests primarily in dividend-paying common and preferred stocks that are producing what Reaves considers to be attractive current levels of tax-advantaged dividend income. Common stock investments are generally made if Reaves believes there is potential for growth of income and capital appreciation over time. Preferred stock investments take into consideration Reaves' assessment of the interest rate sensitivity of the investments. The Fund may invest in debt securities where Reaves determines that such investments are advisable to increase income or total return or to reduce risk.

Reaves' underlying investment belief is that stocks of companies with conservative capital structures, a solid balance sheet, a strong earnings outlook, secure and growing dividends and good relative market valuations will tend to outperform the market over the long term. A team of professionals at Reaves apply this investment approach in managing the Fund's investment portfolio and allocating its investments among common and preferred stocks and other types of securities. Different groups within the team with specialized expertise in the Utility Industry and other market sectors are assigned responsibility for day-to-day management of different portions of the portfolio.

In making investment decisions, the portfolio managers utilize the expertise of and information provided by Reaves' staff of research analysts. The analysts screen the equity universe and apply quantitative and qualitative analysis to identify mid-cap and large cap companies in the Utility Industry and other market sectors that meet Reaves' general investment standards, provide critical products and services and pay above average dividends. The analysts also look for and evaluate informally on a daily basis and more formally at weekly meetings a variety of factors, including a company's earnings and cash flow capabilities, dividend prospects and tax treatment of dividends, strength of business franchises and estimates of net value. In selecting investments from among companies recommended by the analysts, the portfolio managers also consider positive catalysts that may unlock market value, such as industry consolidation, management and regulatory change and other developments that may result in future broad market recognition. Many of the considerations entering into the analysts' recommendations and the portfolio managers' decisions are subjective.

The Fund's portfolio is actively managed and securities may be bought or sold on a daily basis. Investments are added to the portfolio if they satisfy value-based criteria or contribute to the portfolio's risk profile. Investments are removed from the portfolio if they exceed full value, add inefficient risk or the initial investment thesis fails. In general, stocks with lower than market volatility, correlation and similar characteristics are preferred in an equity investment process that focuses on bottom-up stock selection.

Securities of the Utility Industry

The Fund generally invests at least 80% of its total assets in the securities of domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services. Utilities securities are currently the highest yielding equity sector and have experienced less volatile historic returns relative to the broader stock market. Because of their historically low correlation to the broader equity market, bond market and other types of investments, utilities securities can provide effective diversification to an overall investment portfolio.

Certain segments of the industry and individual companies within such segments may not perform as well as the industry as a whole. Many utility companies historically have been subject to risks of increases in fuel and other operating costs, high interest costs on borrowings needed for capital improvement programs and costs associated with compliance with and changes in environmental and other governmental regulations Rates of return on investment of certain utility companies are subject to approval by government regulators. There can be no assurance that changes in regulatory policies or accounting standards will not negatively affect utility companies' earnings or dividends. Costs incurred by utilities, such as fuel and purchased power costs, often are subject to immediate market action resulting from such things as political or military forces operating in geographic regions where oil production is concentrated or global or regional weather conditions, such as droughts, while the rates of return of utility companies generally are subject to review and limitation by state public utility commissions, which often results in a lag or an absence of correlation between costs and return. It is also possible that costs may not be offset by return. Certain utilities may have exposure to unregulated operations which may have a higher risk profile than traditional utility operations. These include the marketing and trading of commodities including electricity and gas, as well as the ownership and operation of unregulated, "merchant" generation. The marketing and trading of commodities involve a variety of risks, principally exposure to commodity prices and access to capital. During the 2008-2009 financial crisis a number of industry participants came under severe duress as they struggled to maintain access to capital markets. To the extent that such events were not temporary or continue (or even worsen), this may have an adverse impact on the availability of credit to industry participants. Merchant generation is a highly cyclical industry with a high degree of operating leverage — that is, a small change in the price of power can have a significant impact on profitability. Over the last five years merchant Merchant generators, especially those generating electricity from nuclear reactors and coal plants, have recently been materially weakened by the decline in power prices which has been a direct result of the decline in natural gas prices caused by the development of significant new gas reserves in the United States and Canada. Additionally, the price of oil has recently declined significantly and experienced significant volatility. Further, many of the plants that utilize coal as a fuel could face increased expense complying with environmental regulations that they may or may not be able to recover in the market. There can be no assurance as to the duration of any perceived current dislocation.

Portfolio Investments

Common Stocks

Common stock represents an equity ownership interest in an issuer. The Fund has substantial exposure to common stocks. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in returns. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, the price of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for many reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or ~~when~~the occurrence of political or economic events ~~affecting~~which affect the ~~issuers occur~~issuer. In addition, common stock prices may be sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

Preferred Stocks

Preferred stock, like common stock, represents an equity ownership in an issuer. Generally, preferred stock has a priority of claim over common stock in dividend payments and upon liquidation of the issuer. Unlike common stock, preferred stock does not usually have voting rights. Preferred stock in some instances is convertible into common stock.

Although they are equity securities, preferred stocks have certain characteristics of both debt and common stock. They are debt-like in that their promised income is contractually fixed. They are common stock-like in that they do not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Furthermore, they have many of the key characteristics of equity due to their subordinated position in an issuer's capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

In order to be payable, dividends on preferred stock must be declared by the issuer's board of directors or trustees. In addition, distributions on preferred stock may be subject to deferral and thus may not be automatically payable. Income payments on some preferred stocks are cumulative, causing dividends and distributions to accrue even if not declared by the board of directors or trustees or otherwise made payable. Other preferred stocks are non-cumulative, meaning that skipped dividends and distributions do not continue to accrue. There is no assurance that dividends on preferred stocks in which the Fund invests will be declared or otherwise made payable. The Fund may invest in non-cumulative preferred stock, although Reaves would consider, among other factors, their non-cumulative nature in making any decision to purchase or sell such securities.

Shares of preferred stock have a liquidation value that generally equals the original purchase price at the date of issuance. The market values of preferred stock may be affected by favorable and unfavorable changes impacting the issuers' industries or sectors. They may also be affected by actual and anticipated changes or ambiguities in the tax status of the security and by actual and anticipated changes or ambiguities in tax laws, such as changes in corporate and individual income tax rates and in the dividends received deduction or the characterization of dividends as tax-advantaged as described herein.

Because the claim on an issuer's earnings represented by preferred stock may become onerous when interest rates fall below the rate payable on the stock or for other reasons, the issuer may redeem preferred stock, generally after an initial period of call protection in which the stock is not redeemable. Thus, in declining interest rate environments in particular, the Fund's holdings of higher dividend-paying preferred stocks may be reduced and the Fund may be unable to acquire securities paying comparable rates with the redemption proceeds.

Corporate Bonds and Other Debt Securities

If deemed advisable by Reaves to increase income or total return or to reduce risk, the Fund may also invest in corporate bonds, debentures and other debt securities of companies in the Utility Industry or other industries and sectors. Debt securities in which the Fund may invest may pay fixed or variable rates of interest. Bonds and other debt securities generally are issued by corporations and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain debt securities are "perpetual" in that they have no maturity date.

The Fund will not invest more than 15% of its total assets in securities rated below investment grade. The foregoing credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of securities already owned by the Fund in the event of a change in assessment of credit quality or the removal of a rating.

The Fund may invest in corporate bonds including below investment grade quality (e.g., rated below BBB- by Standard & Poor's ~~Financial Services LLC~~Rating Group, a division of The McGraw-Hill Companies, Inc. ("S&P"), below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by Fitch, Ratings Inc. ("Fitch") , or unrated securities that Reaves considers to be their equivalent), commonly known as "junk bonds" ("Non-Investment Grade Bonds"). Investments in Non-Investment Grade Bonds generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. Non-Investment Grade Bonds are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of Non-Investment Grade Bonds may be more complex than for issuers of higher quality securities.

Non-Investment Grade Bonds may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in Non-Investment Grade Bond prices because the advent of recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of Non-Investment Grade Bonds defaults, in addition to risking payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery. In the case of Non-Investment Grade Bonds structured as zero-coupon, step-up or payment-in- kind securities, their market prices will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest currently and in cash. Reaves seeks to reduce these risks through diversification, credit analysis and attention to current developments in both the economy and financial markets.

The secondary market on which Non-Investment Grade Bonds are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the net asset value of the Shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of Non-Investment Grade Bonds, especially in a thinly traded market. When secondary markets for Non-Investment Grade Bonds are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is no reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling these securities. The Fund will be more dependent on Reaves' research and analysis when investing in Non-Investment Grade Bonds. Reaves seeks to minimize the risks of investing in all securities through in-depth credit analysis and attention to current developments in interest rate and market conditions.

A general description of the ratings of securities by S&P, Fitch and Moody's is set forth in Appendix A to the Statement of Additional Information. Such ratings represent these rating organizations' opinions as to the quality of the securities they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields while obligations with the same maturity and coupon may have the same yield. For these reasons, the use of credit ratings as the sole method

of evaluating Non-Investment Grade Bonds can involve certain risks. For example, credit ratings evaluate the safety or principal and interest payments, not the market value risk of Non-Investment Grade Bonds. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. Reaves does not rely solely on credit ratings when selecting securities for the Fund, and develops its own independent analysis of issuer credit quality.

In the event that a rating agency or Reaves downgrades its assessment of the credit characteristics of a particular issue, the Fund is not required to dispose of such security. In determining whether to retain or sell a downgraded security, Reaves may consider such factors as Reaves' assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. However, analysis of the creditworthiness of issuers of Non-Investment Grade Bonds may be more complex than for issuers of high quality debt securities.

Warrants

The Fund may invest in equity and index warrants of domestic and international issuers. Equity warrants are securities that give the holder the right, but not the obligation, to subscribe for equity issues of the issuing company or a related company at a fixed price either on a certain date or during a set period. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss.

Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security and do not represent any rights in the assets of the issuing company. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments.

Convertible Securities and Bonds with Warrants Attached

The Fund may invest in preferred stocks and fixed-income obligations that are convertible into common stocks of domestic and foreign issuers, and bonds issued as a unit with warrants to purchase equity or fixed income securities. Convertible securities in which the Fund may invest, comprised of both convertible debt and convertible preferred stock, may be converted at either a stated price or at a stated rate into underlying shares of common stock. Because of this feature, convertible securities generally enable an investor to benefit from increases in the market price of the underlying common stock. Convertible securities often provide higher yields than the underlying equity securities, but generally offer lower yields than non-convertible securities of similar quality. The value of convertible securities fluctuates in relation to changes in interest rates like bonds, and, in addition, fluctuates in relation to the underlying common stock.

Bonds with warrants attached to purchase equity securities have many characteristics of convertible bonds and their prices may, to some degree, reflect the performance of the underlying stock. Bonds may also be issued with warrants attached to purchase additional fixed income securities at the same coupon rate. A decline in interest rates would permit the Fund to buy additional bonds at a favorable rate or to sell the warrants at a profit. If interest rates rise, the warrants would generally expire with no value.

Master Limited Partnerships

The Fund may invest in Master Limited Partnerships ("MLPs"). An MLP is a publicly traded company typically organized as a limited partnership or limited liability company and treated as a partnership for federal income tax purposes. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation, storage or the marketing of any mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. When investing in an MLP, the Fund generally purchases publicly traded common units issued to limited partners of the MLP. The general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases,

ownership of common units and subordinated units. Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership's operations and management. The limited partners also receive cash distributions.

Investment Techniques

The Fund may from time to time employ certain investment techniques, including those described below and under "Investment Techniques" in the Statement of Additional Information, in an effort to hedge against fluctuations in the price of portfolio securities, enhance total return or provide a substitute for the purchase or sale of securities. Some of these investment techniques (e.g., purchases of put and call options, options on stock indices and stock index futures and entry into certain credit derivative transactions and short sales, as each are described in the Statement of Additional Information), are intended to be hedges against or substitutes for investments in equity investments. Other investment techniques (e.g., the purchase of interest rate futures and entry into transactions involving interest rate swaps, options on interest rate swaps and certain credit derivatives, as described below or in the Statement of Additional Information) are intended to be hedges against or substitutes for investments in debt securities. In general, Reaves may choose to use these techniques related to investments in debt securities where Reaves determines that such techniques are advisable to increase income or total return or to reduce risk.

The Fund's ability to utilize any of the techniques described below may be limited by restrictions imposed on its operations in connection with obtaining and maintaining its qualification as a regulated investment company under the Code, compliance with the 1940 Act and applicable SEC staff guidance, or obtaining and maintaining an exemption from registration with the CFTC. Currently, .

Reaves has claimed, with respect to the Fund, an exclusion from the definition of the term "commodity pool operator" ("CPO") pursuant to CFTC regulationsRegulation 4.5, as promulgated under the Commodity Exchange Act (the "CEA") and, therefore. Therefore, Reaves (with respect to the Fund) is not subject to registration or regulation as a commodity pool operator under the CEA. However, on February 9, 2012, the CFTC adopted final rules under the CEA that modify certain exclusions and exemptions used by operators and investment advisers of investment companies registered under the 1940 Act, like the Fund. As a result, certain exemptions and exclusions may cease to be available to investment advisers and operators of such companies, including Reaves. Further, the Fund may modify its derivatives usage and practices to the extent necessary for the Fund and/or Reaves to qualify for such an exclusion or exemption.or CPO under the CEA. If the Fund becomes subject to these requirements, the Fund may incur additional compliance and other expenses.

Under CFTC Regulation 4.5, if an investment company such as the Fund uses swaps, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, it must meet one of the following tests: The aggregate initial margin and premiums required to establish an investment company's positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that Reaves is required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop.

Many of the instruments and techniques described below and in the Statement of Additional Information could constitute a form of potential leverage and as such are subject to the risks described below, under "Use of Leverage," and in the Statement of Additional Information With respect to these instruments and techniques, the Fund generally segregates or earmarks liquid securities in an amount necessary to support its obligations under that instrument or technique, or otherwise covers or enters into offsetting positions relevant to the instrument or technique in an effort to

counter the impact of any potential leveraging. Segregating or earmarking securities rather than cash may itself have a leveraging effect on the Fund.

Importantly, the Fund is permitted, but is not required to, utilize the instruments and techniques described below and in the Statement of Additional Information. Accordingly, at any given time, the Fund's portfolio might not be hedged against, or managed to mitigate, risk, and Reaves might choose not to seek to increase income through the use of these instruments or techniques. In addition, certain provisions of the Code, or other applicable laws, may limit the extent to which the Fund may enter into or otherwise utilize these instruments and techniques.

Interest Rate Swaps and Options Thereon ("Swaptions")

The Fund may enter into interest rate swap agreements and may purchase and sell put and call options on such swap agreements, commonly referred to as swaptions. The Fund ~~would generally~~will enter into such transactions for ~~the purpose of~~ hedging some or all of its interest rate exposure in its holdings of preferred securities and debt securities. Interest rate swap agreements and swaptions are highly specialized investments ~~for which liquid secondary markets (such as the regulated exchanges on which securities are traded) do not exist. New regulatory requirements mandated for these instruments under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") are being formulated and implemented by the CFTC. The effects of new regulation on the markets and trading counterparties for these instruments are uncertain~~and are not traded on or regulated by any securities exchange or regulated by the CFTC or the SEC.

An interest rate swap is an agreement between two parties where one party agrees to pay a contractually stated fixed income stream, usually denoted as a fixed percentage of an underlying "notional" amount, in exchange for receiving a variable income stream, usually based on the London Interbank Offered ~~Rate~~Rates, and denoted as a percentage of the underlying notional amount.

From the perspective of a fixed rate payer, if interest rates rise, the payer will expect a rising level of income since the payer is a receiver of floating rate income. This would cause the value of the swap contract to rise in value, from the payer's perspective, because the discounted present value of its obligatory payment stream is diminished at higher interest rates, all at the same time it is receiving higher income. Alternatively, if interest rates fall, the reverse occurs and it simultaneously faces the prospects of both a diminished floating rate income stream and a higher discounted present value of ~~his~~its fixed rate payment obligation. For purposes of completing the analysis, these value changes all work in reverse from the perspective of a fixed rate receiver.

A swaption is an agreement between two parties where one party purchases the right from the other party to enter into an interest rate swap at a specified date and for a specified "fixed rate" yield (or "exercise" yield). In a pay-fixed swaption, the holder of the swaption has the right to enter into an interest rate swap as a payer of fixed rate and receiver of variable rate, while the writer of the swaption has the obligation to enter into the other side of the interest rate swap. In a receive-fixed swaption, the holder of the swaption has the right to enter into an interest rate swap as a receiver of fixed rate and a payer of variable rate, while the writer of the swaption has the obligation to enter into the opposite side of the interest rate swap.

A pay-fixed swaption is analogous to a put option on Treasury securities in that it rises in value as interest rate swap yields rise. A receive-fixed swaption is analogous to a call option on Treasury securities in that it rises in value as interest rate swap yields decline. As with other options on securities, indices, or futures contracts, the price of any swaption will reflect both an intrinsic value component, which may be zero, and a time premium component. The intrinsic value component represents what the value of the swaption would be if it were immediately exercisable into the underlying interest rate swap. The intrinsic value component measures the degree to which an option is in-the-money, if at all. The time premium represents the difference between the actual price of the swaption and the intrinsic value.

It is customary market practice for swaptions to be "cash settled" rather than an actual position in an interest rate swap being established at the time of swaption expiration. For reasons set forth more fully below, Reaves expects to enter strictly into cash settled swaptions, i.e., where the exercise value of the swaption is determined by reference to the market for interest rate swaps then prevailing.

Temporary Investments

During unusual market circumstances, the Fund may invest temporarily in cash, money market securities, money market mutual funds or cash equivalents, which may be inconsistent with the Fund's investment objective. Cash equivalents are highly liquid, short-term securities such as commercial paper, time deposits, certificates of deposit, short-term notes and short-term U.S. Government obligations.

Portfolio Turnover

Reaves may sell securities to realize capital losses that can be used to offset capital gains (but not tax-advantaged dividends or other ordinary income) or in connection with dividend recapture strategies. Use of these strategies will increase portfolio turnover. Although the Fund cannot accurately predict its portfolio turnover rate, it may exceed 100% from time to time (excluding turnover of securities having a maturity of one year or less). A high turnover rate (100% or more) necessarily involves greater expenses to the Fund and may result in realization of net short-term capital gains.

Illiquid Securities

The Fund may invest in securities for which there is no readily available trading market or are otherwise illiquid. Illiquid securities include securities legally restricted as to resale, such as commercial paper issued pursuant to Section 4(2) of the Securities Act of 1933 ("1933 Act"), and securities eligible for resale pursuant to Rule 144A thereunder. Section 4(2) and Rule 144A securities may, however, be treated as liquid by Reaves pursuant to procedures adopted by the Board, which require consideration of factors such as trading activity, availability of market quotations and number of dealers willing to purchase the security. If the Fund invests in Rule 144A securities, the level of portfolio illiquidity may be increased to the extent that eligible buyers become uninterested in purchasing such securities. The Fund may also, to a limited extent, invest in securities of U.S. and non-U.S. issuers that are issued through offerings made pursuant to Regulation S of the 1933 Act.

It may be difficult to sell such securities at a price representing their fair value until such time as such securities may be sold publicly. Where registration is required, a considerable period may elapse between a decision to sell the securities and the time when it would be permitted to sell. Thus, the Fund may not be able to obtain as favorable a price as that prevailing at the time of the decision to sell. The Fund may also acquire securities through private placements under which it may agree to contractual restrictions on the resale of such securities. Such restrictions might prevent their sale at a time when such sale would otherwise be desirable.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements. Under a reverse repurchase agreement, the Fund temporarily transfers possession of a portfolio instrument to another party, such as a bank or broker-dealer, in return for cash. At the same time, the Fund agrees to repurchase the instrument at an agreed upon time (normally within seven days) and price, which reflects an interest payment. The Fund may enter into such agreements when it is able to invest the cash acquired at a rate higher than the cost of the agreement, which would increase earned income.

When the Fund enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Fund's assets. As a result, such transactions may increase fluctuations in the market value of the Fund's assets. While there is a risk that large fluctuations in the market value of the Fund's assets could affect net asset value, this risk is not significantly increased by entering into reverse repurchase agreements, in the opinion of Reaves. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Fund reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, entering into the agreement will lower the Fund's yield.

Dividend Capture Trading

The Fund may seek to enhance the level of dividend income it receives by engaging in dividend capture trading. In a dividend capture trade, the Fund would sell a stock that it held past its ex-dividend date to purchase another stock paying a dividend before the next dividend of the stock being sold. By entering into such trades, the Fund could augment the amount of dividend income it receives over the course of a year. The use of dividend capture strategies will expose the Fund to increased trading costs and the potential for capital loss.

USE OF LEVERAGE

The Fund currently uses leverage primarily through borrowing. More specifically, the Fund has entered into the Credit Facility, as described above and as described in more detail below. The Fund has no present intention of issuing preferred shares, although it may do so in the future. The Fund may add leverage to its portfolio from time to time by utilizing reverse repurchase agreements, dollar rolls or other forms of borrowings, such as bank loans or commercial paper. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, credit default or interest rate swap contracts, options contracts, futures and forward contracts and other derivative or potentially leveraged transactions described above, loans of portfolio securities, short sales and when-issued, delayed delivery and other forward commitment transactions.

The Fund generally does not use leverage if Reaves anticipates that it would result in a lower return to common shareholders for any significant amount of time. The Fund also may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions, which otherwise might require untimely dispositions of Fund securities.

Following completion of the Offer, the Fund may increase the amount of its outstanding leverage. The Fund may do so by engaging in additional borrowings, including through the use of reverse repurchase agreements, in order to maintain the Fund's desired leverage ratio at that time, taking into account the additional assets raised through the issuance of common shares in the Offer. The Fund may also add leverage through the use of credit default or interest rate swaps and other derivative transactions and/or the other techniques noted above. There is no assurance, however, that the Fund will determine to add leverage following the Offer, as the Fund intends to utilize leverage opportunistically and may choose to increase or decrease its use of leverage over time and from time to time based on the Investment Adviser's assessment of market conditions and other factors. In addition, if the Fund determines to add leverage following the Offer, it is not possible to predict with accuracy the precise amount of leverage that would be added, in part, because it is not possible to predict the number of common shares that ultimately will be subscribed for in the Offer. Leverage creates risks for holders of the common shares, including the likelihood of greater volatility of net asset value and market price of the common shares. There is a risk that fluctuations in the dividend rates on any preferred shares may adversely affect the return to the holders of the common shares. If the income from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return on the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced. Reaves in its best judgment nevertheless may determine to maintain the Fund's leveraged position if it deems such action to be appropriate in the circumstances.

Changes in the value of the Fund's portfolio (including investments bought with the proceeds of the preferred shares offering or borrowing program) will be borne entirely by the common shareholders. If there is a net decrease (or increase) in the value of the Fund's investment portfolio, the leverage will decrease (or increase) the net asset value per share to a greater extent than if the Fund were not leveraged.

The fees received by Reaves and ALPS are based on the total assets of the Fund, including assets represented by leverage. During periods in which the Fund is using leverage, the fees paid to Reaves for investment advisory services and to ALPS for administrative services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund's total assets, including proceeds from borrowings and the issuance of any preferred shares. Therefore, Reaves and ALPS may have a financial incentive to use leverage, which creates a conflict of interest between Reaves and ALPS and common shareholders. Reaves and ALPS will seek to manage that potential conflict by

utilizing leverage only when they determine such action is in the best interests of the Fund. The Board reviews the Fund's leverage on a periodic basis, and the Fund's use of leverage may be increased or decreased subject to the Board's oversight and applicable law. As discussed under "Description of Capital Structure — Preferred Shares," the Fund's issuance of any preferred shares may alter the voting power of common shareholders.

Capital raised through leverage will be subject to dividend or interest payments, which may exceed the income and appreciation on the assets purchased. The issuance of preferred shares or entering into a borrowing program involves expenses and other costs and may limit the Fund's freedom to pay dividends on common shares or to engage in other activities. The issuance of a class of preferred shares or incurrence of borrowings having priority over the Fund's common shares creates an opportunity for greater return per common share, but at the same time such leveraging is a speculative technique in that it will increase the Fund's exposure to capital risk. Unless the income and appreciation, if any, on assets acquired with leverage proceeds exceed the associated costs of such preferred shares or borrowings (and other Fund expenses), the use of leverage will diminish the investment performance of the Fund's common shares compared with what it would have been without leverage.

The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies that may issue ratings for any preferred shares issued by the Fund and by borrowing program covenants. These guidelines and covenants may impose asset coverage or Fund composition requirements that are more stringent than those imposed on the Fund by the 1940 Act. It is not anticipated that these covenants or guidelines will significantly impede Reaves from managing the Fund's portfolio in accordance with the Fund's investment objective and policies.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the total asset value of the Fund's portfolio is at least 200% of the liquidation value of the outstanding preferred shares (*i.e.*, such liquidation value may not exceed 50% of the Fund's total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such declaration, the net asset value of the Fund's portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value. If preferred shares are issued, the Fund intends, to the extent possible, to purchase or redeem preferred shares, from time to time, to maintain coverage of any preferred shares of at least 200%. Common shareholders elect each of the Trustees of the Fund. However, if the Fund issues preferred shares, the holders of the preferred shares will elect two of the Trustees of the Fund. In the event the Fund failed to pay dividends on its preferred shares for two years, preferred shareholders would be entitled to elect a majority of the Trustees until the dividends are paid.

To qualify for federal income taxation as a "regulated investment company," the Fund must satisfy certain requirements relating to the sources of its income and diversification of its assets, and must distribute in each taxable year at least 90% of its net investment income (including net interest income and net short-term gain). The Fund also will be required to distribute annually substantially all of its income and capital gain, if any, to avoid imposition of a nondeductible 4% federal excise tax.

The Fund's willingness to issue new securities for investment purposes, and the amount the Fund will issue, will depend on many factors, the most important of which are market conditions and interest rates. Successful use of a leveraging strategy may depend on Reaves' ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.

The Fund's use of leverage creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of higher volatility of the Fund's net asset value and the asset coverage of the Fund's indebtedness. There is a risk that fluctuations in the dividend rates on any preferred shares issued by the Fund may adversely affect the return to the common shareholders. If the income from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return on the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced.

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Changes in the value of the Fund's portfolio (including investments bought with the proceeds of the leverage program) will be borne entirely by the common shareholders. If there is a net decrease in the value of the Fund's investment portfolio, the use of leverage will likely cause a greater decrease in the net asset value per common share and the market value per common share than if the Fund were not leveraged.

Use of Leverage through the Credit Facility — The Fund ~~has~~ entered into a financing package in December 2010 that includes a Committed Facility Agreement (the "Agreement") with a commercial bank (the "Bank") that allowed the Fund to borrow up to $240,000,000 ("Initial Maximum Commitment") and a Lending Agreement, as defined below. Borrowings under the Agreement are secured by assets of the Fund that are held by the Fund's custodian in a separate account (the "pledged collateral"). ~~The Fund may~~Under the terms of the Agreement, the Bank was permitted, with 180 days advance notice, (the "Notice Period"), to reduce or call the entire Initial Maximum Commitment ~~to a lesser amount~~. Interest on the borrowing is charged at the ~~three~~one month LIBOR (London Inter-bank Offered Rate) plus 1.10% on the amount borrowed (the "Variable Commitment") and 1.00% on ~~the~~any undrawn balance. The ~~Fund also paid an arrangement fee of 0.25% on the Maximum Commitment, upon closing date. The total arrangement fee of $600,000 was amortized over the initial six month period ended June 8, 2011. The~~Agreement contained an initial renewal date of May 2, 2012, 540 days after the closing date of the Agreement. On May 2, 2012, the Fund renewed the Agreement ~~on May 2, 2012, for a renewal fee of 0.25% of the Maximum Commitment.~~and paid a renewal fee, amortized over a 6 month period, of 0.25% on the Initial Maximum Commitment.

 The Agreement was amended on September 14, 2012 (the "Amendment") to (i) increase the Initial Maximum Commitment to $290,000,000 (the "Current Maximum Commitment"), (ii) expand the Notice Period to 270 days and (iii) waive the arrangement fee on the increased borrowing made available under the Current Maximum Commitment.

The Agreement was again amended on October 25, 2013 to allow for fixed rate borrowing along with the Variable Commitment; $72,500,000 of the Current Maximum Commitment is at a rate of 1.7512% for three years (the "Fixed Commitment"). The Fund paid a 0.20% arrangement fee on the Fixed Commitment. The terms on the remaining balance of $217,500,000 remain unchanged. The fund paid a renewal fee of 0.25% on the Variable Commitment on October 25, 2013.

For the fiscal year ended October 31, ~~2011,~~2014, the average amount borrowed under the Agreement ~~and the average interest rate for the amount borrowed were $234,405,488 and 1.33%, respectively. As of October 31, 2011, the amount of such outstanding borrowings is $185,000,000.~~for the Fixed Commitment was $72,500,000 and $217,500,000 for the Variable Commitment. The average interest rate on the Variable Commitment was 1.26%. The interest rate applicable to the ~~borrowings on October 31, 2011 was 1.35%. As of October 31, 2011,~~Variable Commitment on October 31, 2014 was 1.26%. As of October 31, 2014, the amount of outstanding borrowings was $290,000,000 and the amount of pledged collateral was $~~394,009,112. For the six month period ended April 30, 2012, the average amount borrowed under the Agreement and the average interest rate for the amount borrowed were $208,269,231 and 1.34%, respectively. As of April 30, 2012, the amount of such outstanding borrowings is $240,000,000. The interest rate applicable to the borrowings on April 30, 2012 was 1.34%. As of April 30, 2012, the amount of pledged collateral was $519,774,188.~~668,080,550.

The Lending Agreement is a separate side-agreement between the Fund and the Bank pursuant to which the Bank may borrow a portion of the pledged collateral (the "Lent Securities") in an amount not to exceed the outstanding borrowings owed by the Fund to the Bank under the Agreement. The Lending Agreement is intended to permit the Fund to ~~significantly~~ reduce the cost of its borrowings under the Agreement. The Bank has the ability to reregister the Lent Securities in its own name or in another name other than the Fund to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral with all attendant rights of ownership. The Fund may designate any security within the pledged collateral as ineligible to be a Lent Security, provided there are eligible securities within the pledged collateral in an amount equal to the outstanding borrowing owed by the Fund. During the period in which the Lent Securities are outstanding, the Bank must remit payment to the Fund equal to the amount of all dividends, interest or other distributions earned or made by the Lent Securities. The Fund receives income from the Bank based on the value of the Lent Securities.

Under the terms of the Lending Agreement, the Lent Securities are marked to market daily, and if the value of the Lent Securities exceeds the value of the then-outstanding borrowings owed by the Fund to the Bank under the Agreement

(the "Current Borrowings"), the Bank must, on that day, either (1) return Lent Securities to the Fund's custodian in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings; or (2) post cash collateral with the Fund's custodian equal to the difference between the value of the Lent Securities and the value of the Current Borrowings. If the Bank fails to perform either of these actions as required, the Fund will recall securities, as discussed below, in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings. The Fund can recall any of the Lent Securities and the Bank ~~must~~shall, to the extent commercially possible, return such security or equivalent security to the Fund's custodian no later than three business days after such request. If the Fund recalls a Lent Security pursuant to the Lending Agreement, and the Bank fails to return the Lent Securities or equivalent securities in a timely fashion, the Bank ~~remains~~shall remain liable to the Fund's custodian for the ultimate delivery of such Lent Securities, or equivalent securities, and for any buy-in costs that the executing broker for the sales transaction may impose with respect to the failure to deliver. The Fund shall also ~~has~~have the right to apply and set-off an amount equal to one hundred percent (100%) of the then-current fair market value of such Lent Securities against the Current Borrowings. As of ~~April 30, 2012 and October 31, 2011, the values~~[   ], 2015, the value of securities on loan ~~were $230,637,538 and $173,649,658, respectively~~was $[   ].

The Board of Trustees has approved the Agreement, as amended, and the Lending Agreement. No violations of the Agreement or the Lending Agreement occurred during the year ended October 31, 2014.

[Effects of Leverage — As of ~~May 31, 2012,~~[   ], 2015, the Fund had $~~240,000,000~~[   ] in principal amount of outstanding indebtedness under the Credit Facility. As of that date, the interest rate on the Fund's then outstanding indebtedness of $~~240,000,000~~[   ] in principal amount was ~~1.34%~~[   ]% for the Variable Commitment and [   ]% for the Fixed Commitment portion. As of that date, the Fund must experience an annual return of ~~0.40~~[   ]% on its portfolio in order to the cover interest payments on the Fund's outstanding indebtedness.

Fluctuations in interest rates on the Fund's indebtedness will affect the dividend to holders of common shares. Holders of common shares receive all net income from the Fund remaining after payment of interest on the Fund's indebtedness and generally are entitled to a pro rata share of net realized capital gains, if any. Further, in the event the Fund were ever to be liquidated, the holder(s) of the Fund's indebtedness would be entitled to receive repayment of outstanding principal plus accumulated and unpaid interest thereon before any distribution is made to the Fund's common shareholders.

As of ~~May~~October 31, ~~2012,~~2014, the total amount of leverage through the Credit Facility constituted approximately ~~30~~23% of the Fund's total assets. The use of leverage has provided holders of common stock with a higher dividend than such holders would have otherwise received. However, there can be no assurance that the Fund will be able to continue to realize such a higher net return on its investment portfolio. Changes in certain factors could cause the relationship between the interest paid on the Fund's indebtedness to increase relative to the dividend and interest rates on the portfolio securities in which the Fund may be invested. Under such conditions the benefit of leverage to holders of common shares will be reduced and the Fund's use of leverage could result in a lower rate of return to holders of common shares than if the Fund were not leveraged. The 1940 Act generally requires the Fund to maintain an asset coverage of 300% on its outstanding indebtedness. If the Fund's asset coverage declines below the required levels (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments at a time when it may be disadvantageous to do so.

Assuming that the Fund's borrowings will represent approximately ~~30~~[23]% of the Fund's total assets after the Expiration Date and that the Fund will pay dividends or incur interest expense at a combined average annual rate of ~~1.34~~[1.3828]% (based on the applicable interest rates on borrowings as of ~~May~~[October 31, ~~2012~~2014]), the income generated by the Fund's portfolio (net of expenses) would have to exceed ~~0.40~~[0.87]% in order to cover such interest expense. Of course, these numbers are merely estimates, used for illustration. The amount of leverage used by the Fund as well as actual interest expenses on borrowings by the Fund may vary.

The purpose of the following table is to assist investors in understanding the effects of leverage on a return to common shareholders, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund's portfolio) of minus 10% to plus 10%. These assumed investment portfolio returns are

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hypothetical figures and are not necessarily indicative of the investment portfolio total returns experienced or expected to be experienced by the Fund. Further, the assumed investment portfolio total returns are after (net of) all of the Fund's expenses other than expenses associated with leverage); but such leverage expenses are deducted when determining the common share return.

Assumed annual portfolio return (net of expenses)	-10.00%	-5.00%	0.00%	5.00%	10.00%
Corresponding annual return to common shareholder[1]	-14.91[-13.49]%	-7.75[-6.96]%	-0.58[-0.42]%	6.58[6.11]%	13.75[12.64]%

(1)   This return is composed of two elements: common share dividends paid by the Fund (the amount of which is largely determined by the Fund's net distributable income after paying interest on the Fund's borrowings) and gains or losses on the value of the securities the Fund owns.

In addition to the possible future issuance of preferred shares, the Fund may use a variety of additional strategies that would be viewed as potentially adding leverage to the portfolio, subject to any applicable rating agency limitations. These include the sale of credit default swap contracts and the use of other derivative instruments and, prior to the issuance of preferred shares, reverse repurchase agreements. By adding additional leverage, these strategies have the potential to increase returns to common shareholders, but also involve additional risks. Additional leverage will increase the volatility of the Fund's investment portfolio and could result in larger losses than if the strategies were not used. However, to the extent that the Fund enters into offsetting transactions or owns positions covering its obligations, the leveraging effect is expected to be minimized or eliminated.

During the time in which the Fund is utilizing leverage, the fees paid to Reaves and the Administrator for services will be higher than if the Fund did not utilize leverage because the fees paid are calculated based on the Fund's average daily total assets. Common shareholders bear the cost of the Fund's fees and expenses.]

RISK FACTORS

This section of the Prospectus discusses certain risk factors associated with an investment in the Fund and certain risks associated with the Offer.

Investing in the Fund involves risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund's common shares.

Dilution

As with any stock, the price of the Fund's common shares fluctuate with market conditions and other factors. The common shares are currently trading at a [premium]/[discount] to their net asset value. However, since the inception of the Fund, the common shares have traded at discounts of as much as (29.4929.48)%. Common shares of closed-end investment companies often trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund's net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their common shares in a relatively short period of time following completion of this Offer. The net asset value of the common shares will be reduced immediately following this Offer as a result of the payment of certain offering costs.

Shareholders who do not exercise their Rights will, at the completion of the Offer, own a smaller proportional interest in the Fund than if they exercised their Rights, which will proportionately decrease the relative voting power of those shareholders. Because the Subscription Price per common share will be below the net asset value per common share on the Expiration Date, you will experience an immediate dilution of the aggregate net asset value of your common shares if you do not participate in the Offer and you will experience a reduction in the net asset value per common share of your common shares whether or not you participate in the Offer. In addition, whether or not you exercise your Rights, you will experience a dilution of net asset of the common shares because you will indirectly bear the expenses of this Offer, which include, among other items, SEC registration fees, printing expenses and the fees assessed by service providers (including the cost of the Fund's counsel and independent registered public accounting firm). This dilution of net asset value will disproportionately affect common shareholders who do not exercise their Rights. The Fund cannot state precisely the extent of this dilution if you do not exercise your Rights because the Fund does not know what the net asset value per common share will be when the Offer expires, or what proportion of the Rights will be exercised.

Furthermore, if you do not participate in the Secondary Over-Subscription Privilege, (if any), your percentage ownership may also be diluted. The Fund cannot state precisely the amount of any dilution because it is not known at this time what the subscription price or net asset value per common share will be on the Expiration Date or what proportion of the Rights will be exercised. The offer may increase the volatility of the market price of the Fund's common shares. In addition, the Offer could be under-subscribed, in which case Reaves will not have as much proceeds to invest on behalf of the Fund (see "Use of proceeds"). The likely impact of the Offer on net asset value per common share is shown by the following example, assuming a $~~27.00~~_____ estimated Subscription Price per common share:

Example (assumes that net asset value per share is above Subscription Price per share)[1]

~~NAV(2)~~	~~$28.42~~
NAV[2]	$_____
Subscription Price	$~~27.00~~_____
~~Reduction in NAV($)(4)(3)~~	~~$0.37~~
Reduction in NAV(~~%~~$)~~(4)~~[4,3]	~~1.31%~~$_____
Reduction in NAV(%)[4]	_____%

(1)   The example assumes the full Primary Subscription is exercised. Actual amounts may vary due to rounding.

(2)   This example assumes that the Fund's NAV on the Expiration Date is $~~28.42~~_____ per common share and that the Fund's market price is greater than the NAV on that date. The Subscription Price used in this example was determined based on a formula equal to ~~95% of such NAV per common share.~~[_____].

(3)   Assumes $~~500,000~~[_____] in estimated offering expenses.

(4)   Assuming the full Primary Subscription *and* Secondary Over-Subscription Privilege are exercised, the Fund's NAV per common share would be reduced by approximately $~~0.43~~_____ (~~1.52~~_____%) per common share. Actual amounts may vary due to rounding.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus. Any cash you receive from selling your Rights should serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

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The Fund's largest shareholders, Record Date Shareholders of more than 5% of the outstanding shares of common stock of the Fund, could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.

Leverage Risk

See "Use of Leverage" above.

Investment and Market Risk

An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in common shares represents an indirect investment in the securities owned by the Fund, which are generally traded on a securities exchange or in the over-the-counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The Fund anticipates using leverage, which will magnify the Fund's investment, market and certain other risks. The common shares at any point in time may be worth less than the original investment, even after taking into account any reinvestment of dividends and distributions.

Non-Diversified Status

As a non-diversified investment company under the 1940 Act, the Fund is not limited in the proportion of its assets that may be invested in securities of a single issuer, and accordingly, may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. However, the Fund intends to conduct its operations so as to qualify as a regulated investment company for purposes of the Code, which generally will relieve the Fund of any liability for federal income tax to the extent its earnings are distributed to shareholders. See "Taxes" in the Statement of Additional Information. To so qualify, among other requirements, the Fund will limit its investments so that at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund's total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the market value of the Fund's total assets is invested in the securities of any issuer (other than U.S. government securities and the securities of other regulated investment companies) or of any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses.

Because the Fund, as a non-diversified investment company, may invest in a smaller number of individual issuers than a diversified investment company, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company because changes in the financial condition or market assessment of a single issuer may cause greater fluctuations in the value of the Fund's common shares.

Issuer Risk

The value of common and preferred stocks may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods and services.

Income Risk

The income that common shareholders receive from the Fund is based primarily on the dividends and interest it earns from the Fund's investments, which can vary widely over the short and long-term. If prevailing market interest rates drop, distribution rates of the Fund's preferred stock holdings and any bond holdings and common shareholder's income from the Fund could drop as well. The Fund's income also would likely be affected adversely when prevailing short-term interest rates increase and the Fund is utilizing leverage.

Tax Risk

The Fund's investment program and the tax treatment of Fund distributions may be affected by IRS interpretations of the Code, future changes in tax laws and regulations, including changes as a result of the "sunset" provisions that currently apply to the favorable tax treatment of tax-advantaged dividends. There can be no assurance that any portion of the Fund's income distributions will not be fully taxable as ordinary income.

The value of the Fund's investments, the Fund's net asset value and the Fund's ability to pursue its investment objective may be adversely affected by changes in tax rates and policies. Because the Fund's investment objective is to provide a high level of after-tax yield and total return consisting primarily of dividend and interest income and capital appreciation, the attractiveness of investing, and the Fund's ability to invest, in equity securities that pay qualified dividend income in relation to other investment alternatives will be affected by changes in federal income tax laws and regulations, including changes in the qualified dividend income provisions. ~~Absent further legislation, higher tax rates will apply to qualified dividend income in taxable years beginning after December 31, 2012.~~ Any proposed or actual changes in such rates, therefore, can significantly and adversely affect the after-tax returns of the Fund's investments in equity securities. These changes also could significantly and adversely affect the Fund's net asset value, the Fund's ability to acquire and dispose of equity securities at desirable returns and price levels and the Fund's ability to pursue its investment objective. The Fund cannot assure you as to the portion, if any, of the Fund's dividends that will be qualified dividend income.

Additionally, the Fund may not be a suitable investment for IRAs, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments. For an individual holder of common shares to receive qualified dividend income from the Fund, the shareholder, in addition to other requirements, must have held his or her common shares for more than 91 days during the 181-day period beginning 90 days before the ex-dividend date. Consequently, short-term investors in the Fund will not realize the benefits of qualified dividend income.

Sector/Industry Risk

The Fund invests a significant portion of its total assets in securities of utility companies, which may include companies in the electric, gas, water, telecommunications sectors, as well as other companies engaged in other infrastructure operations. This may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences affecting those sectors. As concentration of the Fund's investments in a sector increases, so does the potential for fluctuation in the net asset value of common shares.

Risks that are intrinsic to utility companies include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs during an inflationary period, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, increased costs and reduced availability of certain types of fuel, occasional reduced availability and high costs of natural gas and other fuels, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials, the disposal of radioactive wastes, shutdown of facilities or release of radiation resulting from catastrophic events, disallowance of costs by regulators which may reduce profitability, and changes in market structure that increase competition.

There are substantial differences among the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. We cannot assure you that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on common stocks issued by utility company. Additionally, existing and possible future regulatory legislation may make it even more difficult for utilities to obtain adequate relief. Certain issuers of securities held in the Fund's portfolio may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies and impose additional requirements governing the licensing, construction and operation of nuclear power plants.

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Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric and gas utility as well as the expenses of a utility, particularly a hydro-based electric utility.

Utility companies in the United States and in foreign countries are generally subject to regulation. In the United States, most utility companies are regulated by state and/or federal authorities. Such regulation is intended to ensure appropriate standards of service and adequate capacity to meet public demand. Generally, prices are also regulated in the United States and in foreign countries with the intention of protecting the public while ensuring that the rate of return earned by utility companies is sufficient to allow them to attract capital in order to grow and continue to provide appropriate services. We cannot assure you that such pricing policies or rates of return will continue in the future.

The nature of regulation of the utility industry continues to evolve both in the United States and in foreign countries. In recent years, changes in regulation in the United States increasingly have allowed utility companies to provide services and products outside their traditional geographic areas and lines of business, creating new areas of competition within the industry. In some instances, utility companies are operating on an unregulated basis. Because of trends toward deregulation and the evolution of independent power producers as well as new entrants to the field of telecommunications, non-regulated providers of utility services have become a significant part of their respective industry sectors. Reaves believes that the emergence of competition and deregulation will result in certain utility companies being able to earn more than their traditional regulated rates of return, while others may be forced to defend their core business from increased competition and may become less profitable. Reduced profitability, as well as new uses of funds (such as for expansion, operations or stock buybacks) could result in cuts in dividend payout rates. Reaves seeks to take advantage of favorable investment opportunities that may arise from these structural changes. Of course, we cannot assure you that favorable developments will occur in the future.

Foreign utility companies are also subject to regulation, although such regulations may or may not be comparable to those in the United States. Foreign utility companies may be more heavily regulated by their respective governments than utilities in the United States and, as in the United States, generally are required to seek government approval for rate increases. In addition, many foreign utilities use fuels that may cause more pollution than those used in the United States, which may require such utilities to invest in pollution control equipment to meet any proposed pollution restrictions. Foreign regulatory systems vary from country to country and may evolve in ways different from regulation in the United States.

The Fund's investment policies are designed to enable it to capitalize on evolving investment opportunities throughout the world. For example, the rapid growth of certain foreign economies will necessitate expansion of capacity in the utility industries in those countries. Although many foreign utility companies currently are government-owned, thereby limiting current investment opportunities for the Fund, Reaves believes that, in order to attract significant capital for growth, foreign governments are likely to seek global investors through the privatization of their utility industries. Privatization, which refers to the trend toward investor ownership of assets rather than government ownership, is expected to occur in newer, faster-growing economies and in mature economies. Of course, we cannot assure you that such favorable developments will occur or that investment opportunities in foreign markets will increase or that regulatory structures will remain stable over time.

The revenues of domestic and foreign utility companies generally reflect the economic growth and development in the geographic areas in which they do business. Reaves will take into account anticipated economic growth rates and other economic developments when selecting securities of utility companies.

In many regions, including the United States, the utility industry is experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demand, technological advances, greater availability of natural gas with respect to electric utility companies and other factors. For example, FERC has implemented regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. A number of countries, including the United States, are considering or have implemented methods to introduce and promote retail competition. Changes in regulation may result in consolidation among domestic utilities and the disaggregation of many vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional significant competitors could become active in certain parts of the utility industry.

Certain segments of the utility industry, and individual utility companies within such segments may not perform as well as the utility industry as a whole. Many utility companies have historically been subject to risks of increases in fuel and other operating costs, high interest costs on borrowings needed for capital improvement programs and costs associated with compliance with and changes in environmental and other governmental regulations. In particular, regulatory changes with respect to nuclear and conventionally fueled power generating and transmission facilities could increase costs or impair the ability of utility companies to operate and utilize such facilities, thus reducing the companies' earnings or resulting in losses. Rates of return on investment of certain utility companies are subject to review by government regulators. Changes in regulatory policies or accounting standards may negatively affect the earnings or dividends of utility companies. Costs incurred by utilities, such as fuel and purchased power costs, often are subject to immediate market action resulting from such things as political or military forces operating in geographic regions where oil production is concentrated or global or regional weather conditions, such as droughts, while the rates of return of utility companies generally are subject to review and limitation by state and/or national public utility commissions, which results ordinarily in a lag or an absence of correlation between costs and return. It is also possible that costs may not be offset by return. Utility companies have, in recent years, been affected by increased competition, which could adversely affect the profitability or viability of such utilities. Electric utilities may also be subject to increasing economic pressures due to deregulation of generation, transmission and other aspects of their business. Telecommunications companies have been subject to risks associated with increasing levels of competition, technology substitution (i.e. wireless, broadband and voice over Internet protocol, or VoIP), industry overcapacity, consolidation and regulatory uncertainty.

Concentration Risk

The Fund's investments will be concentrated in utility companies in the electric, gas, water, telecommunications and infrastructure sectors. The focus of the Fund's portfolio on the utility industry and these specific sectors within it may present more risks than if the Fund's portfolio were broadly spread over numerous sectors of the economy. A downturn in the utilities sector or one or more of these sub-sectors would have a larger impact on the Fund than on an investment company that does not concentrate solely in the utilities industry or in these specific sectors. At times, the performance of companies in the utilities industry or these specific sectors within it may lag the performance of other sectors or the broader market as a whole. As concentration in a sector increases, so does the potential for fluctuation in the net asset value of common shares.

Common Stock Risk

The Fund will have substantial exposure to common stocks. Although common stocks have historically generated higher average returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in returns. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. Also, the price of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for many reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuer occur. Common stock is subordinated to preferred stock and debt in a company's capital structure with respect to priority in the right to a share of corporate income, and therefore will be subject to greater dividend risk than preferred stock or debt instruments. In addition, common stock prices may be sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

Foreign Securities Risk

Investments in securities of non-U.S. issuers are subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, social, political and economic instability, differences in securities regulation and trading, expropriation or nationalization of assets, and foreign taxation issues. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of the Fund's securities. It may also be more difficult to obtain and enforce a judgment against a non-U.S. issuer. Foreign investments are subject to U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

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The risks of foreign investing may be magnified for investments in issuers located in emerging market countries. Security prices in emerging markets can be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies. In particular, emerging market countries may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of emerging market countries may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

To the extent the Fund invests in depositary receipts, the Fund will be subject to many of the same risks as when investing directly in non-U.S. securities. The holder of an unsponsored depositary receipt may have limited voting rights and may not receive as much information about the issuer of the underlying securities as would the holder of a sponsored depositary receipt.

Foreign Currency Risk

Investments in securities that trade in and receive revenues in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the Fund and denominated in those currencies. Some foreign governments levy withholding taxes against dividend and interest income. Although in some countries portions of these taxes are recoverable, any amounts not recovered will reduce the income received by the Fund, and may reduce distributions to common shareholders. These risks are generally heightened for investments in emerging market countries.

Foreign Government Securities Risk

Some of the Fund's investments in issuers located outside the United States will be investments in fixed-income securities issued by foreign governments or agencies of foreign governments (such as utility companies or energy companies that have been nationalized by the foreign government). The ability of a foreign governmental obligor to meet its obligations to pay principal and interest to debtholders generally will be adversely affected by rising foreign interest rates, as well as the level of the relevant government's foreign currency reserves and currency devaluations. If a governmental obligor defaults on its obligations, a Fund may have limited legal recourse against the issuer or guarantor. These risks may be heightened during periods of economic or political instability, and are generally heightened in emerging market countries.

Small and Mid-Cap Stock Risk

The Fund may invest its portfolio of equity securities in companies of any market capitalization. The Fund considers small companies to be those with a market capitalization up to $2 billion and medium-sized companies to be those with a market capitalization between $2 billion and $10 billion. The Fund's investments in small and medium-sized companies may be subject to more abrupt or erratic movements in price than its investments in larger, more established companies because the securities of such companies are less well-known.Smaller and medium-sized company stocks can be more volatile than, and perform differently from, larger company stocks. There may be less trading in the stock of a smaller or medium-sized company, which means that buy and sell transactions in that stock could have a larger impact on the stock's price than is the case with larger company stocks. Smaller and medium-sized companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller or medium-sized company's stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small or medium-sized company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium-sized company stocks may not be well known to the investing public, may be held primarily by insiders or institutional investors or may trade less frequently and in lower volume. Furthermore, small and medium-sized companies are more likely to experience greater or more unexpected changes in their earnings and growth prospects. Such companies often, may have limited financial resources or may depend on a few key

employees, and the products or technologies of such companies may be at a relatively early stage of development or not fully tested.

Non-Investment Grade Securities Risk

Investments in securities of below investment grade quality, if any, are predominantly speculative because of the credit risk of their issuers. While offering a greater potential opportunity for capital appreciation and higher yields, preferred stocks and bonds of below investment grade quality entail greater potential price volatility and may be less liquid than higher-rated securities. Issuers of below investment grade quality preferred stocks and bonds are more likely to default on their payments of dividends/interest and liquidation value/principal owed to the Fund, and such defaults will reduce the Fund's net asset value and income distributions.

The prices of these lower quality preferred stocks and bonds are more sensitive to negative developments than higher rated securities. Adverse business conditions, such as a decline in the issuer's revenues or an economic downturn, generally lead to a higher non-payment rate. In addition, such a security may lose significant value before a default occurs as the market adjusts to expected higher non-payment rates. The Fund will not invest more than 15% of its total assets in securities rated below investment grade. The foregoing credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of securities already owned by the Fund in the event of a change in assessment of credit quality or the removal of a rating.

Interest Rate Risk

Interest rate risk is the risk that preferred stocks paying fixed dividend rates and fixed-rate debt securities will decline in value because of changes in market interest rates. When interest rates rise the market value of such securities generally will fall. An investment by the Fund in preferred stocks or fixed-rate debt securities means that the net asset value and price of the common shares may decline if market interest rates rise. ~~Interest rates are currently low relative to historic~~ In typical interest rate environments, the prices of longer-term debt securities generally fluctuate more than the prices of shorter-term debt securities as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. During periods of declining interest rates, an issuer of preferred stock or fixed-rate debt securities may exercise its option to redeem securities prior to maturity, forcing the Fund to reinvest in lower yielding securities. This is known as call risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected payments. This may lock in a below market yield, increase the security's duration, and reduce the value of the security. This is known as extension risk. The value of the Fund's common stock investments may also be influenced by changes in interest rates.

Credit Risk

Credit risk is the risk that an issuer of a preferred or debt security will become unable to meet its obligation to make dividend, interest and principal payments. In general, lower rated preferred or debt securities carry a greater degree of credit risk. If rating agencies lower their ratings of preferred or debt securities in the Fund's portfolio, the value of those obligations could decline. In addition, the underlying revenue source for a preferred or debt security may be insufficient to pay dividends, interest or principal in a timely manner.

Because the primary source of income for the Fund is the dividend, interest and principal payments on the preferred or debt securities in which it invests, any default by an issuer of a preferred or debt security could have a negative impact on the Fund's ability to pay dividends on common shares. Even if the issuer does not actually default, adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations or the value of credit derivatives if the Fund has sold credit protection.

Derivatives Risk

Generally, derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates, commodities, related indexes and other assets. The Fund may acquire put and call options, options on stock indices and enter into stock index future contacts in connection with its equity investments. If the Fund also invests in debt securities, it may enter into related derivatives transactions such as interest rate futures, swaps and options thereon. Derivative transactions will subject the Fund to increased risk of principal loss due to imperfect correlation or unexpected price or interest rate movements. Derivative instruments can be illiquid, may disproportionately increase losses and may have a potentially large impact on the Fund's performance. The use of derivative instruments may have risks including, among others, liquidity risk, interest rate risk, credit risk and management risk. The Fund also will be subject to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract (including return of any collateral posted by the Fund) in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Derivatives also involve the risk of mispricing or improper valuation and the risk that changes in the value of a derivative may not correlate perfectly with an underlying asset, interest rate or index. Suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial. Furthermore, the skills needed to employ derivatives strategies are different from those needed to select portfolio securities and, in connection with such strategies, the Fund must make predictions with respect to market conditions, liquidity, currency movements, market values, interest rates and other applicable factors, which may be inaccurate. Thus, the use of derivative instruments may require the Fund to sell or purchase portfolio securities at inopportune times or for prices below or above the current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise want to sell. The Fund may also have to defer closing out certain derivative positions to avoid adverse tax consequences. The Fund's use of derivative instruments involves investment risks and transaction costs to which the Fund would not be subject absent the use of these instruments and, accordingly, may result in losses greater than if they had not been used. In addition, there may be situations in which the Fund elects not to use derivative instruments that result in losses greater than if they had been used. Amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund's derivative instruments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain. Changes to the derivatives markets as a result of the Dodd-Frank Act and other government regulation may also have an adverse effect on the Fund's ability to make use of derivative transactions. Please see "Legislation and Regulatory Risk". In addition, the Fund may decide to utilize derivative instruments that are not currently available but which may be developed in the future, to the extent such opportunities are both consistent with the Fund's investment objectives and legally permissible; any such use may expose the Fund to unique and presently indeterminate risks, the type and scope of which may not be capable of assessment until such instruments are developed and/or the Fund decides to engage in such a derivatives instrument

As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of tax-advantaged dividends.

See "Investment Techniques" above for additional information.

Preferred Securities Risk

In addition to credit risk, investments in preferred securities carry certain risks including:

- Deferral Risk — Fully taxable or hybrid preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions for up to 20 consecutive quarters. Traditional preferreds also contain provisions that allow an issuer, under certain conditions to skip (in the case of "noncumulative"

preferreds) or defer (in the case of "cumulative preferreds"), dividend payments. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes while it is not receiving any income.

- Redemption Risk — Preferred securities typically contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return.

- Limited Voting Rights — Preferred securities typically do not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period, which varies by issue.

- Subordination — Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt instruments.

- Liquidity — Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities, corporate debt, or common stocks.

Debt Securities Risk

In addition to credit risk, investments in debt securities carry certain risks including:

- Redemption Risk — Debt securities sometimes contain provisions that allow for redemption in the event of tax or security law changes in addition to call features at the option of the issuer. In the event of a redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return.

- Limited Voting Rights — Debt securities typically do not provide any voting rights, except in cases when interest payments have not been made and the issuer is in default.

- Liquidity — Certain debt securities may be substantially less liquid than many other securities, such as U.S. government securities or common stocks.

Inflation Risk

Inflation risk is the risk that the purchasing power of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the common shares and distributions thereon can decline.

Illiquid Securities Risk

The Fund may invest in securities for which there is no readily available trading market or which are otherwise illiquid. The Fund may not be able readily to dispose of such securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. In addition, the limited liquidity could affect the market price of the securities, thereby adversely affecting the Fund's net asset value.

Market Price of Common Shares

The shares of closed-end management investment companies often trade at a discount from their net asset value, and the Fund's common shares may likewise trade at a discount from net asset value. The trading price of the Fund's common shares may be less than the public offering price. The returns earned by common shareholders who sell their common shares below net asset value will be reduced. The Fund's common shares, which are currently sold at a premium to net asset value, will be sold through the Offer at a price below net asset value. This could reduce or eliminate the premium, or cause the Fund's common shares to trade at a discount.

Management Risk

The Fund is subject to management risk because it has an actively managed portfolio. Reaves and the individual portfolio managers apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Market Disruption and Geopolitical Risk.

The ~~terrorist attacks in the United States on September 11, 2001 had a disruptive effect on the securities markets. United States~~ongoing U.S. military and related action in Iraq and Afghanistan ~~is ongoing~~ and events in the Middle East and Ukraine, as well as the continuing threat of terrorist attacks, could have significant adverse effects on the U.S. economy, the stock market and world economies and markets generally. A disruption of financial ~~and commodities~~ markets or other terrorist attacks could adversely affect the Fund's service providers and/or the Fund's operations as well as interest rates, secondary trading, credit risk, inflation and other factors relating to the common shares. The Fund cannot predict the effects or likelihood of similar events in the future on the U.S. and world economies, the value of the common shares or the net asset value of the Fund. Assets of companies, including those held in the Fund's portfolio, could be direct targets, or indirect casualties, of an act of terrorism. The U.S. government has issued warnings that assets of utility companies and energy sector companies, specifically the United States' pipeline infrastructure, may be the future target of terrorist organizations.

~~Capital Market Risk~~Legislation and Regulatory Risk

~~Global financial markets and economic conditions are volatile due to a variety of factors, including significant write-offs in the financial services sector and therefore companies may have difficulty raising capital. In particular, as a result of concerns about the general stability of financial markets and specifically the solvency of lending counterparties, the cost of raising capital from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance debt on existing terms or at all and reduced, or in some cases ceased to provide, funding to borrowers. In addition, lending counterparties under existing revolving credit facilities and other debt instruments may be unwilling or unable to meet their funding obligations. Due to these factors, companies may be unable to obtain new debt or equity financing on acceptable terms or at all. If funding is not available when needed, or is available only on unfavorable terms, companies may not be able to meet their obligations as they come due. Moreover, without adequate funding, companies may be unable to execute their growth strategies, complete future acquisitions, take advantage of other business opportunities or respond to competitive pressures, any of which could~~

At any time after the date of this prospectus, legislation or additional regulations may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities and/or securities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve or other financial regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on ~~their revenues and results of operations.~~the Fund or will not impair the ability of the Fund to achieve its investment objective. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

21527078.4. BUSINESS

For example, on July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, established a ten-member Financial Stability Oversight Council (the "Council"), an interagency body chaired by the Secretary of the Treasury, to identify and manage systemic risk in the financial system and improve interagency cooperation. Under the Dodd-Frank Act, the Council has the authority to review the activities of certain nonbank financial firms engaged in financial activities that are designated as "systemically important", meaning, among other things, that the distress of the financial firm would threaten the stability of the U.S. economy. On July 8, 2013, September 19, 2013, and December 18, 2014, respectively, the Council made designations of four nonbank financial companies for Federal Reserve supervision. As expected, the Fund was not among such designated companies. However, if the Fund were designated, it would result in increased regulation of the Fund's business, including higher standards on capital, leverage, liquidity, risk management, credit exposure reporting and concentration limits, restrictions on acquisitions and annual stress tests by the Federal Reserve. On December 18, 2014, the Council released a notice seeking public comment on the potential risks posed by aspects of the asset management industry, including whether asset management products and activities may pose potential risks to the U.S. financial system in the areas of liquidity and redemptions, leverage, operational functions, and resolution, or in other areas.

On December 10, 2013, the Federal Reserve and other federal regulatory agencies issued final rules implementing a section of the Dodd-Frank Act that has become known as the "Volcker Rule." The Volcker Rule generally prohibits depository institution holding companies (including foreign banks with U.S. branches and insurance companies with U.S. depository institution subsidiaries), insured depository institutions and subsidiaries and affiliates of such entities from investing in or sponsoring private equity funds or hedge funds. When the Volcker Rule became effective on July 21, 2012, it kicked off a two-year conformance period, which was set to expire on July 21, 2014. However, in conjunction with the release of the final rules on December 10, 2013, the Federal Reserve issued an order granting an industry-wide, one-year extension for all banking entities. As a result, banking entities are required to have wound down, sold, transferred or otherwise conformed their investments and sponsorship activities to the Volcker Rule by July 21, 2015, absent an extension to the conformance period by the Federal Reserve or an exemption for certain "permitted activities." On December 18, 2014, the Federal Reserve granted an additional one-year extension, giving banking entities until July 21, 2016, in respect of investments in and relationships with certain funds that were in place prior to December 31, 2013 ("legacy covered funds and relationships"). All investments in and relationships with funds covered by the Volcker Rule made after December 31, 2013 must be divested or restructured by July 21, 2015. The Federal Reserve also announced that, with respect to legacy covered funds and relationships, it intends to grant a final one-year extension in 2015, which would give banking entities until July 21, 2017 to comply with the Volcker Rule. The Fund does not currently anticipate that the Volcker Rule will adversely affect its fundraising to any significant extent.

The Dodd-Frank Act also imposes stringent regulation on the over-the-counter derivatives market in an attempt to increase transparency and accountability and provides for, among other things, new clearing, execution, margin, reporting, recordkeeping, business conduct, disclosure, position limit, minimum net capital and registration requirements. Although the CFTC has released final rules relating to clearing, execution, reporting, risk management, compliance, position limit, anti-fraud, consumer protection, portfolio reconciliation, documentation, recordkeeping, business conduct and registration requirements under the Dodd-Frank Act, many of the provisions are subject to further final rulemaking, and thus the Dodd-Frank Act's ultimate impact on the derivatives market remains unclear. New regulations could, among other things, restrict our ability to engage in derivative transactions (for example, by making certain types of derivative transactions no longer available to the Fund), increase the costs of using these instruments (for example, by increasing margin, capital or reporting requirements) and/or make them less effective and, as a result, the Fund may be unable to execute its investment strategy. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions could also prevent the Fund from using these instruments, affect the pricing or other factors relating to these instruments or may change availability of certain investments. It is unclear how the regulatory changes will affect counterparty risk. For instance, in December 2012, the CFTC issued a final rule requiring certain credit default swaps and interest rate swaps to be centrally cleared, which is applicable to all swap counterparties not eligible for certain narrowly-defined exemption or exceptions. Such clearing requirement may affect the Fund's ability to negotiate individualized terms and/or may increase the costs of entering into such derivative transactions (for example, by increasing margin or capital requirements). Clearing mandates with respect to other types of swaps have not yet been issued by the regulators, but could have additional impact on the Fund's ability to use swap transactions as part of its investment strategy.

For entities designated by the CFTC or the SEC as "swap dealers," "security-based swaps dealers," "major swap participants" or major "security-based swap participants," the Dodd-Frank Act imposes new regulatory, reporting and compliance requirements. On May 23, 2012, a joint final rulemaking by the CFTC and the SEC defining these key terms was published in the Federal Register. Based on those definitions, the Fund would not be a swap dealer, security-based swap dealer, major swap participant or security-based major swap participant at this time. If the Fund is later designated as a swap dealer, security-based swap dealer, major swap participant or major security-based swap participant, its business will be subject to increased regulation, including registration requirements, additional recordkeeping and reporting obligations, external and internal business conduct standards, position limits monitoring and capital and margin thresholds.

The SEC also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of derivatives use by the Fund. On August 31, 2011, the SEC issued a concept release to seek public comment on a wide range of issues raised by the use of derivatives by investment companies. The SEC noted that it intends to consider the comments to help determine whether regulatory initiatives or guidance are needed to improve the current regulatory regime for investment companies and, if so, the nature of any such initiatives or guidance. While the nature of any such regulations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund's use of derivatives, which could have an adverse impact on the Fund.

Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years. The imposition of any additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which the Fund conduct its business and adversely affect the Fund's profitability.

Risks of Investments in Other Investment Companies

The Fund may invest in the securities of other investment companies to the extent that such an investment would be consistent with the requirements of the 1940 Act and the rules thereunder. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses. By investing in another investment company, the Fund becomes a shareholder of that investment company. As a result, the Fund's shareholders indirectly bear the Fund's proportionate share of the fees and expenses paid by the shareholders of the other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund's own operations.

Anti-Takeover Provisions

The Fund's Declaration of Trust includes provisions that could have the effect of inhibiting the Fund's possible conversion to open-end status and limiting the ability of other entities or persons to acquire control of the Fund or the Board. In certain circumstances, these provisions might also inhibit the ability of shareholders to sell their shares at a premium over prevailing market prices. See "Description of Capital Structure — Anti-Takeover Provisions in the Declaration of Trust."

Portfolio Turnover Risk

The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. The Fund cannot accurately predict its securities portfolio turnover rate, but anticipates that its annual portfolio turnover rate will not exceed 100% under normal market conditions, although it could be materially higher under certain conditions. Higher portfolio turnover rates could result in corresponding increases in brokerage commissions and generate short-term capital gains taxable as ordinary income.

21527078.4. BUSINESS

MLP Risks

An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments.

Investments in publicly traded MLPs, which are limited partnerships or limited liability companies taxable as partnerships, involve some risks that differ from an investment in the common stock of a corporation, including risks related to limited control and limited rights to vote on matters affecting MLPs, risks related to potential conflicts of interest between an MLP and the MLP's general partner, cash flow risks, dilution risks and risks related to the general partner's right to require unit-holders to sell their common units at an undesirable time or price. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. When investing in an MLP, the Fund generally purchases publicly traded common units issued to limited partners of the MLP. The general partner is typically owned by a major energy company, an investment fund, the direct management of the MLP or is an entity owned by one or more of such parties. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership's operations and management. As compared to common stockholders of a corporation, holders of MLP common units have more limited control and limited rights to vote on matters affecting the partnership.

MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount ("minimum quarterly distributions" or "MQD"). Common and general partner interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common and general partner interests have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis. The general partner is also eligible to receive incentive distributions if the general partner operates the business in a manner which results in distributions paid per common unit surpassing specified target levels. As the general partner increases cash distributions to the limited partners, the general partner receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner can reach a tier where it receives 50% of every incremental dollar paid to common and subordinated unit holders. These incentive distributions encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership's cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the MLP.

MLP common units represent a limited partnership interest in the MLP. MLP common units are listed and traded on U.S. securities exchanges, with their value fluctuating predominantly based on prevailing market conditions and the success of the MLP. The Fund may purchase MLP common units in market transactions. Unlike owners of common stock of a corporation, owners of MLP common units have limited voting rights and have no ability to elect directors. In the event of liquidation, MLP common units have preference over subordinated units, but not over debt or preferred units, to the remaining assets of the MLP.

MLPs may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Certain MLP securities may trade in lower volumes due to their smaller capitalizations. Accordingly, those MLPs may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. As a result, these investments may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns, which may adversely impact the overall performance of the Fund

MLPs are subject to various risks related to the underlying operating companies they control, including dependence upon specialized management skills and the risk that those operating companies may lack or have limited operating histories. The success of the Fund's investments in an MLP will vary depending on the underlying industry represented by the MLP's portfolio. Certain MLPs in which the Fund may invest depend upon their parent or sponsor entities for the majority of their revenues.

Certain MLPs in which the Fund may invest depend upon a limited number of customers for substantially all of their revenue. Similarly, certain MLPs in which the Fund may invest depend upon a limited number of suppliers of goods or services to continue their operations. The loss of those customers or suppliers could have a material adverse effect on an MLP's results of operations and cash flow, and on its ability to make distributions to unit holders such as the Fund.

The benefit the Fund will derive from its investment in MLPs will be largely dependent on the MLPs being treated as partnerships and not as corporations for federal income tax purposes. As a partnership, an MLP generally has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by the Fund would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of the common shares.

MANAGEMENT OF THE FUND

Trustees And Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by Reaves. There are six trustees of the Fund, one of which is an "interested person" (as defined in the 1940 Act). The name and business address of the trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under "Management of the Fund" in the Statement of Additional Information.

Investment Adviser

W.H. Reaves & Co., Inc., located at 10 Exchange Place, Jersey City, New Jersey 07302, serves as investment adviser to the Fund.

Reaves is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Reaves is also a broker-dealer, registered with the SEC, and a member firm of the New York Stock Exchange and FINRA, Inc. Reaves began conducting business in 1961 and had approximately $~~2.36~~2.9 billion under management as of ~~March 30, 2012.~~December 31, 2014.

Since 1977, its principal advisory business has been providing investment management services to institutional investors such as corporations, corporate pension funds, employee savings plans, foundations, and endowments. In the course of its business as a registered broker-dealer, Reaves regularly effects transactions in equity securities for its investment advisory clients. While Reaves generally will not act as executing broker for the Fund, it may execute trades for the Fund's account from time to time.

Pursuant to the Investment Advisory and Management Agreement between Reaves and the Fund, Reaves has agreed to provide a continuous investment program for the Fund, including investment research and management with respect to the assets of the Fund. Reaves is entitled to receive management fees of 0.575% of the average daily total assets of the Fund.

The following individuals are the Fund's portfolio managers:

William A. Ferer

William A. Ferer has been a portfolio manager and analyst for Reaves since 1987. He was a Vice President of Reaves from 1987 to November 1997, an Executive Vice President of Reaves from November 1997 to February 2003, and has been President of Reaves since February 2003. He has worked as a securities analyst since 1971.

Ronald J. Sorenson

Ronald J. Sorenson was a Vice President of Reaves from 1991 to November 2002, and an Executive Vice President of Reaves from November 2002 until September 2005. In September 2005 he was named Chief Executive Officer and Vice Chairman. In February 2011 his title was changed to Chairman, Chief Executive Officer. He has been a portfolio manager for Reaves since 1991. For three years prior to 1991, he was a partner and portfolio manager of PVF Inc., an investment advisory firm. For two years prior to that, Mr. Sorenson was the Chairman of the Board and chairman of the investment committee of The American Life Insurance Company of New York. Mr. Sorenson has acted as President of RWS Energy Services, Chief Financial Officer of Emerging Market Services A.G., Controller of Triad Holding Corporation S.A., and was a CPA for Arthur Young & Co. (an accounting firm).

Administrator

ALPS, located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, serves as administrator to the Fund. Under an administration agreement between ALPS and the Fund, ALPS is responsible for calculating the net asset value of the common shares, and generally managing the business affairs of the Fund. The administration agreement provides that ALPS will pay all expenses incurred by the Fund, with the exception of advisory fees, trustees' fees, chief compliance officer fees, portfolio transactions expenses, litigation expenses, taxes, costs of preferred shares, costs of borrowings, expenses of conducting repurchase offers for the purpose of repurchasing Fund shares and extraordinary expenses. ALPS is entitled to receive a monthly fee at the annual rate of 0.265% of the Fund's average daily total assets.

Fund Expenses

Reaves and ALPS are each obligated to pay expenses associated with providing the services contemplated by the agreements to which they are parties, including compensation of and office space for their respective officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. Reaves and ALPS are each obligated to pay the fees of any Trustee of the Fund who is affiliated with it. ALPS will pay all expenses incurred by the Fund, with the exception of advisory fees, trustees' fees, chief compliance officer fees, portfolio transactions expenses, litigation expenses, taxes, costs of preferred shares, costs of borrowings, expenses of conducting repurchase offers for the purpose of repurchasing Fund shares and extraordinary expenses.

The Advisory Agreement authorizes Reaves to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 of the 1940 Act.

The fees and expenses of the Offer will be paid by the Fund and are estimated at $500,000.[   ].

NET ASSET VALUE

The net asset value per common share ("NAV") of the Fund is determined no less frequently than daily, on each day that the NYSE MKT is open for trading, as of the close of regular trading on the NYSE MKT (normally 4:00 p.m. New York time). ALPS calculates the Fund's NAV by dividing the value of the Fund's total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less the Fund's total liabilities

(including dividends payable, any borrowings by the total number of common shares outstanding. Valuations of securities or other assets in the Fund's portfolio may be provided by a third party pricing service.

For purposes of determining the net asset value of the Fund's common shares, equity securities that are traded on an exchange are valued at the closing sale or official closing price reflected on that exchange on the business day as of which such value is being determined. If there has been no sale of equity securities on such day, or if such closing prices are not otherwise available, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Equity securities traded on more than one securities exchange are valued at the closing sale or official closing price as reflected by the exchange representing the principal market for such securities. Readily marketable equity securities traded in the over-the-counter market are valued at the mean of the current bid and asked prices. Investments in non-exchange traded funds are fair valued at their respective net asset values.

The market price for debt obligations is generally the price supplied by an independent third-party pricing service approved by the Board), which may use a matrix, formula or other objective method that takes into consideration market indices, yield curves and other specific adjustments. If vendors are unable to supply a price, or if the price supplied is deemed to be unreliable, the market price may be determined using quotations received from one or more brokers-dealers that make a market in the security. Short-term debt obligations that will mature in 60 days or less are valued at amortized cost, unless it is determined that using this method would not reflect an investment's fair value.

Securities for which market quotations or valuations are not available are valued at fair value in good faith by or at the direction of the Board. Various factors may be reviewed in order to make a good faith determination of a security's fair value. These factors may include, but are not limited to, the type and cost of the security; the fundamental analytical data relating to the investment; an evaluation of the forces which influence the market in which the security is sold, including the liquidity and depth of the market; information as to any transactions or offers with respect to the security; price, yield and the extent of public or private trading in similar securities of the issuer or comparable companies.

DISTRIBUTIONS

The Board's most recent approval of the Managed Distribution Plan was in ~~September~~August 2011. The Managed Distribution Plan provides for the Fund to make a monthly distribution to holders of its common shares at a rate determined by the Board from time to time, subject to the right of the Board to suspend, modify, or terminate the Managed Distribution Plan without notice at any time. As of ~~June 15, 2012,~~August 31, 2015, the distribution rate was ~~0.125~~$0.15125 per common share.

Under the Managed Distribution Plan, the Fund will distribute all available investment income to shareholders, consistent with the Fund's primary investment objective. If and when sufficient investment income is not available on a monthly basis, the Fund will distribute long-term capital gains and/or return capital to its shareholders. Whenever any portion of any Fund distribution is derived from a source other than net investment income, Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to furnish shareholders with a written statement disclosing what portion of the payment per share is derived from net investment income, net short-term capital gains, net long-term capital gains and return of capital.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally make it unlawful for any registered investment company to make long-term capital gains distributions more than once each year. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

Funds that have adopted a Managed Distribution Plan often seek exemptive relief from the SEC, permitting them to distribute long-term capital gains more than once a year. On ~~August 11, 2009,~~July 14, 2011, the SEC granted the Fund's request for an order under Section 6(a) of the 1940 Act, exempting the Fund from Section 19(b) of the 1940 Act and Rule

19b-1 thereunder and permitting the Fund to make periodic distributions of long-term capital gains with respect to its outstanding common shares as frequently as twelve times each year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred shares of the Fund. Even though the Fund has received this exemptive relief from the SEC, a return of capital could occur if the Fund were to distribute more than the aggregate of its income and net realized capital gains.

A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with "yield" or "income". Rather, a return of capital distribution represents a reduction of a shareholder's principal investment in the Fund. To the extent that the Fund uses capital gains and/or returns of capital to supplement its investment income, shareholders should not draw any conclusions about the Fund's investment performance from the amount of the Fund's distributions or from the terms of the Managed Distribution Plan.

The characterization of the Fund's distributions in statements furnished pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder based on U.S. generally accepted accounting principles and may differ from the treatment of those distributions for tax purposes. The determination of the character of all Fund distributions for tax purposes (specifying which portion is ordinary income, qualifying dividend income, short-or long-term capital gains, or return of capital) is made each year-end and is reported to shareholders on Form 1099-DIV. Return of capital is not taxable to shareholders in the year it is paid. Rather, shareholders are required to reduce the cost basis of their shares by the amount of the return of capital so that, when the shares are ultimately sold, they will have properly accounted for the return of capital. Such an adjustment may cause a shareholder's gain to be greater, or loss to be smaller, depending on the sales proceeds received.

The Board may amend, suspend or terminate the Managed Distribution Plan without prior notice to shareholders if it deems such action to be in the best interests of the Fund and its shareholders. For example, the Board might take such action if the Managed Distribution Plan had the effect of shrinking the Fund's assets to a level that was determined to be detrimental to Fund shareholders. The suspension or termination of the Managed Distribution Plan could have the effect of creating a trading discount (if the Fund's common shares are trading at or above net asset value) or widening an existing trading discount.

Common shareholders may elect automatically to reinvest some or all of their distributions in additional common shares under the Fund's dividend reinvestment plan. See "Dividend Reinvestment Plan." While there are any borrowings or preferred shares outstanding, the Fund may not be permitted to declare any cash dividend or other distribution on its common shares in certain circumstances. See "Description of Capital Structure."

DIVIDEND REINVESTMENT PLAN

Unless the registered owner of common shares elects to receive cash by contacting ~~Computershare~~DST (the "Plan Administrator"), all dividends declared on common shares will be automatically reinvested by the Plan Administrator for shareholders in the Fund's Dividend Reinvestment Plan (the "Plan"), in additional common shares. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the shareholder of record (or, if the common shares are held in street or other nominee name, then to such nominee) by ~~Computershare~~DST as dividend disbursing agent. You may elect not to participate in the Plan and to receive all dividends in cash by contacting ~~Computershare~~DST, as dividend disbursing agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares for you. If you wish for all dividends declared on your common shares to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder's common shares are registered. Whenever the Fund declares a dividend or other distribution (together, a "Dividend") payable in cash, non-participants in the Plan will receive cash and participants in the

Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Fund ("Newly Issued Common Shares") or (ii) by purchase of outstanding common shares on the open market ("Open-Market Purchases") on the NYSE MKT or elsewhere. If, on the payment date for any Dividend, the closing market price plus estimated brokerage commissions per common share is equal to or greater than the net asset value per common share, the Plan Administrator will invest the Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Dividend will be divided by 95% of the closing market price per common share on the payment date. If, on the payment date for any Dividend, the net asset value per common share is greater than the closing market value plus estimated brokerage commissions, the Plan Administrator will invest the Dividend amount in common shares acquired on behalf of the participants in Open-Market Purchases. In the event of a market discount on the payment date for any Dividend, the Plan Administrator will have until the last business day before the next date on which the common shares trade on an "ex-dividend" basis or 30 days after the payment date for such Dividend, whichever is sooner (the "Last Purchase Date"), to invest the Dividend amount in common shares acquired in Open-Market Purchases. It is contemplated that the Fund will pay monthly income Dividends. Therefore, the period during which Open-Market Purchases can be made will exist only from the payment date of each Dividend through the date before the next "ex-dividend" date which typically will be approximately ten days. If, before the Plan Administrator has completed its Open-Market Purchases, the market price per common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Administrator may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the Dividend had been paid in Newly Issued Common Shares on the Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the Dividend amount in Newly Issued Common Shares at the net asset value per common share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per common share; the dollar amount of the Dividend will be divided by 95% of the market price on the payment date.

The Plan Administrator maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instructions of the participants.

In the case of common shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Administrator will administer the Plan on the basis of the number of common shares certified from time to time by the record shareholder's name and held for the account of beneficial owners who participate in the Plan. Plan participants holding common shares subject to the Plan in a brokerage account may not be able to transfer those shares to another broker and continue to participate in the Plan.

There will be no brokerage charges with respect to common shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commissions incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See "Federal Income Tax Matters." Participants that request a sale of common shares through the Plan Administrator are subject to brokerage commissions.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

21527078.4. BUSINESS

All correspondence or questions concerning the Plan should be directed to the Plan Administrator, ~~Computershare Shareowner Services, LLC, P.O. Box 358035, Pittsburgh, PA 15252-8035, (866) 230-0315.~~DST Systems, Inc., 333 West 11th Street, 5th Floor, Kansas City, MO 64105 (telephone: 1800-644-5571).

FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a common shareholder that acquires, holds and/or disposes of common shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund ~~intends to elect~~has elected to be treated and ~~to qualify~~has qualified each year for taxation as a regulated investment company eligible for treatment under the provisions of Subchapter M of the Code and intends to so qualify in the future. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund continues to so ~~qualifies~~qualify and satisfies certain distribution requirements, the Fund will not be subject to federal income tax on income distributed in a timely manner to its shareholders in the form of dividends or capital gain distributions.

The Fund intends to make monthly distributions of either net investment income or capital gains. The Fund also intends to distribute annually any remaining net investment income, net short-term capital gain (which are taxable as ordinary income) and any net capital gain that have not been distributed as part of the monthly distributions. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional common shares of the Fund pursuant to the Dividend Reinvestment Plan (the "Plan"). For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the Plan in additional shares of the Fund. Distributions of the Fund's net capital gains ("capital gain dividends"), if any, are taxable to common shareholders as long-term capital gains, regardless of the length of time common shares have been held by common shareholders. Distributions, if any, in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's common shares and, after that basis has been reduced to zero, will constitute capital gains to the common shareholder (assuming the common shares are held as a capital asset). See below for a summary of the maximum tax rates applicable to capital gains (including capital gain dividends). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction.

Certain income distributions paid by the Fund to individual taxpayers are taxed at rates equal to those applicable to net long-term capital gains (~~15%, or zero for certain individuals in lower tax brackets~~currently at a maximum rate of 20%). This tax treatment applies only if certain holding period requirements are satisfied by the common shareholder and the dividends are attributable to qualified dividends received by the Fund itself. For this purpose, "qualified dividends" means dividends received by the Fund from United States corporations and qualifying foreign corporations, provided that the Fund satisfies certain holding period and other requirements in respect of the stock of such corporations. In the case of securities lending transactions, payments in lieu of dividends are not qualified dividends. Dividends received by the Fund from real estate investment trusts ("REITs") are qualified dividends eligible for this lower tax rate only in limited circumstances. ~~These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. Thereafter, the Fund's dividends, other than capital gain dividends, will be fully taxable at ordinary income tax rates unless further Congressional legislative action is taken.~~

A dividend paid by the Fund to a common shareholder will not be treated as qualified dividend income of the common shareholder if (1) the dividend is received with respect to any share held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect

to such dividend, (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) if the recipient elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest.

The Fund will inform common shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Selling common shareholders will generally recognize gain or loss in an amount equal to the difference between the common shareholder's adjusted tax basis in the common shares sold and the amount received. If the common shares are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less or (ii) ~~15~~20% for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain dividends) (zero for certain individuals in lower tax brackets). Any loss on a disposition of common shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to those common shares. For purposes of determining whether common shares have been held for six months or less, the holding period is suspended for any periods during which the common shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property, or through certain options or short sales. Any loss realized on a sale or exchange of common shares will be disallowed to the extent those common shares are replaced by other common shares within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the common shares (whether through the reinvestment of distributions, which could occur, for example, if the common shareholder is a participant in the Plan (as defined below) or otherwise). In that event, the basis of the replacement common shares will be adjusted to reflect the disallowed loss.

An investor should be aware that, if common shares are purchased shortly before the record date for any taxable dividend (including a capital gain dividend), the purchase price likely will reflect the value of the dividend and the investor then would receive a taxable distribution likely to reduce the trading value of such common shares, in effect resulting in a taxable return of some of the purchase price. Taxable distributions to individuals and certain other non-corporate common shareholders, including those who have not provided their correct taxpayer identification number and other required certifications, may be subject to "backup" federal income tax withholding at the fourth lowest rate of tax applicable to a single individual (in ~~2012,~~2015, 28%).

An investor should also be aware that the benefits of the reduced tax rate applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual shareholders.

~~Recently enacted legislation generally imposes~~In addition to the taxes set forth above, a tax of 3.8% is imposed on the "net investment income" of certain individuals, trusts and estates ~~for taxable years beginning after December 31, 2012.~~. Among other items, net investment income generally includes gross income from both ordinary income dividends as well as capital gains dividends.

Benefit Plans and other tax-exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income under Section 511 of the Code.

The foregoing briefly summarizes some of the important federal income tax consequences to common shareholders of investing in common shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

21527078.4. BUSINESS

DESCRIPTION OF CAPITAL STRUCTURE

The Fund is an unincorporated statutory trust established under the laws of the state of Delaware by an Agreement and Declaration of Trust dated September 15, 2003 (the "Declaration of Trust"). The Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of common shares. The Fund intends to hold annual meetings of common shareholders in compliance with the requirements of the NYSE MKT.

Common Shares

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest, no par value. Each common share represents an equal proportionate interest in the assets of the Fund with each other common share in the Fund. Holders of common shares will be entitled to the payment of dividends when, as and if declared by the Board. The 1940 Act or the terms of any borrowings or preferred shares may limit the payment of dividends to the holders of common shares. Each whole common share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the common shares. The Declaration of Trust provides that common shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

While there are any borrowings or preferred shares outstanding, the Fund may not be permitted to declare any cash dividend or other distribution on its common shares, unless at the time of such declaration, (i) all accrued dividends on preferred shares or accrued interest on borrowings have been paid and (ii) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Fund may be required to comply with other asset coverage requirements as a condition of the Fund obtaining a rating of the preferred shares from a rating agency. These requirements may include an asset coverage test more stringent than under the 1940 Act. This limitation on the Fund's ability to make distributions on its common shares could in certain circumstances impair the ability of the Fund to maintain its qualification for taxation as a regulated investment company for federal income tax purposes. The Fund intends, however, to the extent possible to purchase or redeem preferred shares or reduce borrowings from time to time to maintain compliance with such asset coverage requirements and may pay special dividends to the holders of the preferred shares in certain circumstances in connection with any such impairment of the Fund's status as a regulated investment company. Depending on the timing of any such redemption or repayment, the Fund may be required to pay a premium in addition to the liquidation preference of the preferred shares to the holders thereof.

The Fund has no present intention of offering additional common shares, except as described herein. Other offerings of its common shares, if made, will require approval of the Board. Any additional offering will not be sold at a price per common share below the then current net asset value (exclusive of underwriting discounts and commissions) except in connection with an offering to existing common shareholders or with the consent of a majority of the Fund's outstanding common shares. The common shares have no preemptive rights.

The Fund generally will not issue common share certificates. However, upon written request to the Fund's transfer agent, a share certificate will be issued for any or all of the full common shares credited to an investor's account. Common share certificates that have been issued to an investor may be returned at any time.

The common shares are listed on the NYSE MKT under the symbol "UTG" and began trading on the NYSE MKT on February 24, 2004. The average weekly trading volume of the common shares on the NYSE MKT during the period from ~~November 1, 2010~~[ ] through ~~October 31, 2011~~ [ ] was ~~71,809~~ [ ] common shares. Shares of closed-end investment companies often trade on an exchange at prices lower than net asset value. The Fund's common shares have traded in the market at both premiums to and discounts from net asset value. The following table shows, for each fiscal quarter since the quarter ended January 31, ~~2010~~2012; (i) high and low net asset values per common share, (ii) the high and low sale prices per common share, as reported in the consolidated transaction reporting system, and (iii) the percentage by which the common shares traded at a premium over, or discount from, the high and low net asset values per common share. The Fund's net asset value per common share is determined on a daily basis.

Quarter Ended		Market Price		Net Asset Value at		Market Premium (Discount) to Net Asset Value at	
		High	Low	Market High	Market Low	Market High	Market Low
2015	July 31	$[ ]	$[ ]	$[ ]	$[ ]	( )%	( )%
	April 30	$[ ]	$[ ]	$[ ]	$[ ]	( )%	( )%
~~2012~~	~~April~~January ~~30~~31	$~~28.22~~[ ]	$~~25.09~~[ ]	$~~24.09~~[ ]	$~~24.04~~[ ]	~~17.14~~( )%	~~4.37~~( )%
	~~January 31~~	~~27.73~~	~~24.50~~	~~23.83~~	~~23.04~~	~~16.37%~~	~~6.34%~~
~~2011~~**2014**	October 31	$~~25.65~~30.70	$~~19.92~~26.66	$~~24.02~~32.71	$~~19.81~~29.46	~~6.79~~(6.14)%	~~0.56~~(9.50)%
	July 31	~~25.83~~$30.10	~~23.03~~$28.84	~~24.71~~$31.94	~~23.85~~$29.94	~~4.53~~(5.76)%	~~(3.44~~3.67)%
	April 30	~~24.00~~$29.09	~~21.32~~$25.56	~~24.30~~$30.48	~~21.76~~$27.13	~~(1.23~~4.56)%	~~(2.02~~5.79)%
	January 31	~~23.76~~$26.11	~~21.28~~$23.98	~~22.58~~$28.19	~~21.43~~$26.48	~~5.23~~(7.38)%	~~(0.70~~9.44)%
~~2010~~**2013**	October 31	~~22.58~~$26.13	~~20.17~~$23.60	~~21.62~~$28.26	~~19.19~~$25.70	~~4.44~~(7.54)%	~~5.11~~(8.17)%
	July 31	~~20.50~~$27.96	~~14.00~~$23.54	~~19.37~~$28.68	~~17.98~~$25.19	~~5.83~~(2.51)%	~~(22.14~~6.55)%
	April 30	~~20.70~~$27.96	~~17.92~~$24.66	~~19.00~~$28.98	~~17.90~~$25.37	~~8.95~~(3.52)%	~~0.11~~(2.80)%
	January 31	~~19.41~~$25.48	~~15.07~~$22.00	~~18.62~~$25.93	~~15.83~~$23.29	~~4.24~~(1.74)%	~~(4.80~~5.54)%
2012	October 31	$26.65	$24.40	$26.58	$25.30	0.26%	(3.56)%
	July 31	$28.04	$24.11	$26.44	$23.58	6.05%	2.25%
	April 30	$28.22	$25.09	$24.09	$24.04	17.14%	4.37%
	January 31	$27.73	$24.50	$23.83	$23.04	16.37%	6.34%

On ~~July 2, 2012,~~[ ], 2015, the net asset value per common share was $~~25.52,~~[ ], trading prices ranged between $~~26.60~~[ ] and $~~27.91~~[ ] (representing a [premium]/[discount] to net asset value of ~~4.23~~[ ]% and ~~9.37~~[ ]%, respectively) and the closing price per common share was $~~27.79~~[ ] (representing a premium to net asset value of ~~8.89~~[ ]%).

Preferred Shares

The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the "preferred shares"), having no par value, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the common shareholders. The Board presently has no intention authorizing the issuance of preferred shares by the Fund. Historically, the Fund issued auction market preferred shares in 2004. In December 2010, as approved by the Board, all such shares were redeemed at their

liquidation value of $25,000 per share, plus accrued dividends. The aggregate amount of the 9,600 preferred shares redeemed was $240,000,000, plus accrued dividends. Financing for the redemption of the preferred shares was obtained through the Credit Facility.

Under the requirements of the 1940 Act, the Fund must, immediately after the issuance of any preferred shares, have an "asset coverage" of at least 200%. Asset coverage means the ratio which the value of the total assets of the Fund, less all liability and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of senior securities representing indebtedness of the Fund, if any, plus the aggregate liquidation preference of the preferred shares. If the Fund seeks a rating of the preferred shares, asset coverage requirements, in addition to those set forth in the 1940 Act, may be imposed. The liquidation value of the preferred shares is expected to equal their aggregate original purchase price plus redemption premium, if any, together with any accrued and unpaid dividends thereon (on a cumulative basis), whether or not earned or declared. The terms of the preferred shares, including their dividend rate, voting rights, liquidation preference and redemption provisions, will be determined by the Board (subject to applicable law and the Fund's Declaration of Trust) if and when it authorizes the preferred shares. The Fund may issue preferred shares that provide for the periodic redetermination of the dividend rate at relatively short intervals through an auction or remarketing procedure, although the terms of the preferred shares may also enable the Fund to lengthen such intervals. At times, the dividend rate as redetermined on the Fund's preferred shares may approach or exceed the Fund's return after expenses on the investment of proceeds from the preferred shares and the Fund's leverage structure would result in a lower rate of return to common shareholders than if the Fund were not so structured.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the terms of any preferred shares may entitle the holders of preferred shares to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus redemption premium, if any, together with accrued and unpaid dividends, whether or not earned or declared and on a cumulative basis) before any distribution of assets is made to holders of common shares. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred shareholders would not be entitled to any further participation in any distribution of assets by the Fund.

Holders of preferred shares, if and when issued, shall be entitled to elect two of the Fund's Trustees, voting as a class. Under the 1940 Act, if at any time dividends on the preferred shares are unpaid in an amount equal to two full years' dividends thereon, the holders of all outstanding preferred shares, voting as a class, will be allowed to elect a majority of the Fund's Trustees until all dividends in default have been paid or declared and set apart for payment. In addition, if required by the rating agency rating the preferred shares or if the Board determines it to be in the best interests of the common shareholders, issuance of the preferred shares may result in more restrictive provisions than required by the 1940 Act being imposed. In this regard, holders of the preferred shares may be entitled to elect a majority of the Board in other circumstances, for example, if one payment on the preferred shares is in arrears.

Outstanding Securities

As of ~~June 27, 2012,~~ September 30, 2015, the Fund's common shares were the only outstanding securities issued by the Fund. As of the same date, the Fund had ~~23,111,366~~ 29,014,294 common shares outstanding:

(1)	(2)	(3)	(4)
			Amount Outstanding
			Exclusive of Amount Shown
Title of Class	Amount Authorized	Amount Held by Fund or for ~~its account~~ its account	under (3) ~~As of June 27, 2012~~ As of September 30, 2015

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for ~~its account~~ its account	Amount Outstanding Exclusive of Amount Shown under (3) ~~As of June 27, 2012~~ As of September 30, 2015
Common shares of beneficial interest	Unlimited	None	~~23,111,366~~29,014,294

Repurchase of Common Shares and Other Discount Measures

Because shares of closed-end management investment companies frequently trade at a discount to their net asset values, the Board has determined that from time to time it may be in the interest of common shareholders for the Fund to take corrective actions. The Board, in consultation with Reaves and ALPS, will review at least annually the possibility of open market repurchases and/or tender offers for the common shares and will consider such factors as the market price of the common shares, the net asset value of the common shares, the liquidity of the assets of the Fund, effect on the Fund's expenses, whether such transactions would impair the Fund's status as a regulated investment company or result in a failure to comply with applicable asset coverage requirements, general economic conditions and such other events or conditions, which may have a material effect on the Fund's ability to consummate such transactions. There are no assurances that the Board will, in fact, decide to undertake either of these actions or if undertaken, that such actions will result in the Fund's common shares trading at a price, which is equal to or approximates their net asset value. In recognition of the possibility that the common shares might trade at a discount to net asset value and that any such discount may not be in the interest of common shareholders, the Board, in consultation with Reaves, from time to time may review possible actions to reduce any such discount.

Anti-Takeover Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving common shareholders of an opportunity to sell their common shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Board is divided into three classes, with the term of one class expiring at each annual meeting of common shareholders. At each annual meeting, one class of Trustees is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board. A Trustee may be removed from office without cause only by a written instrument signed or adopted by two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that elected such Trustee and are entitled to vote on the matter.

The Fund's Declaration of Trust provides that the Fund may not merge with another entity, or sell, lease or exchange all or substantially all of its assets without the approval of at least two-thirds of the Trustees and 75% of the affected shareholders.

In addition, the Declaration of Trust requires the favorable vote of the holders of at least 80% of the outstanding shares of each class of the Fund, voting as a class, then entitled to vote to approve, adopt or authorize certain transactions with 5%-or-greater holders of the ~~Trust~~Fund's outstanding shares and their affiliates or associates, unless two-thirds of the Board have approved by resolution a memorandum of understanding with such holders (prior to the time

any such person became a 5%-or-greater shareholder), in which case normal voting requirements would be in effect. For purposes of these provisions, a 5%-or-greater holder of outstanding shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares of beneficial interest of the Fund. The transactions subject to these special approval requirements are: (i) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (ii) the issuance of any securities of the Fund to any Principal Shareholder for cash (other than pursuant to any automatic dividend reinvestment plan or pursuant to any offering in which such Principal Shareholder acquires securities that represent no greater a percentage of any class or series of securities being offered than the percentage of any class of shares beneficially owned by such Principal Shareholder immediately prior to such offering or, in the case of securities, offered in respect of another class or series, the percentage of such other class or series beneficially owned by such Principal Shareholder immediately prior to such offering); (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); (iv) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period) or (v) the purchase by the Fund, or any entity controlled by the Fund, of any common shares from any Principal Shareholder or any person to whom any Principal Shareholder transferred common shares.

The Board has determined that provisions with respect to the Board and the 80% voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of common shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Conversion to Open-End Fund

The Fund may be converted to an open-end management investment company at any time if approved by each of the following: (i) a majority of the Trustees then in office, (ii) the holders of not less than 75% of the ~~Trust~~Fund's outstanding shares entitled to vote thereon and (iii) by such vote or votes of the holders of any class or classes or series of shares as may be required by the 1940 Act. The composition of the Fund's portfolio likely would prohibit the Fund from complying with regulations of the SEC applicable to open-end management investment companies. Accordingly, conversion likely would require significant changes in the Fund's investment policies and liquidation of a substantial portion of the relatively illiquid portion of its portfolio. Conversion of the Fund to an open-end management investment company also would require the redemption of any outstanding preferred shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the common shares. In the event of conversion, the common shares would cease to be listed on the NYSE MKT or other national securities exchange or market system. The Board believes, however, that the closed-end structure is desirable, given the Fund's investment objective and policies. Investors should assume, therefore, that it is unlikely that the Board would vote to convert the Fund to an open-end management investment company. Shareholders of an open-end management investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of a redemption. The Fund expects to pay all such redemption requests in cash, but intends to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end management investment company, it is likely that new common shares would be sold at net asset value plus a sales load.

<center>CUSTODIAN, TRANSFER AGENT, DIVIDEND PAYING AGENT AND REGISTRAR</center>

~~The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286,~~State Street Bank & Trust Company, 2 Avenue de Lafayette, Boston, MA 02111, is the custodian of the Fund and maintains custody of the Fund's securities, cash and other assets. ~~Computershare~~DST serves as the Fund's transfer agent, dividend paying agent and registrar. ALPS maintains the Fund's general ledger and computes net asset value per share daily.

21527078.4. BUSINESS

LEGAL MATTERS

The validity of the common shares under Delaware law will be passed upon by ~~Potter Anderson & Corroon LLP, Wilmington, Delaware~~_____. Certain legal matters in connection with the Offer will be passed upon for the Fund by ~~Mayer Brown LLP, Chicago, Illinois. Mayer Brown LLP may rely as to certain matters of Delaware law on the opinion of Potter Anderson & Corroon LLP.~~ Dechert LLP, New York, New York.

REPORTS TO SHAREHOLDERS

Additional information about the Fund has been filed with the SEC and is available upon request and without charge. A Statement of Additional Information, dated ~~July 2, 2012,~~_____, 2015, containing additional information about the Fund has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. You can review the table of contents of the Statement of Additional Information below.

You may request a free copy of the Statement of Additional Information, request the Fund's most recent annual and semiannual reports, request other information about the Fund and make shareholder inquiries by calling (800) 644-5571 or by writing to the Fund at 1290 Broadway, Suite 1100, Denver, Colorado 80203. You may also obtain a copy of the Statement of Additional Information (and other information regarding the Fund) from the SEC's Public Reference Room in Washington, D.C. by calling (202) 551-8090. The SEC charges a fee for copies.

The Fund's most recent annual and semiannual reports are available, free of charge, on the Fund's website (www.utilityincomefund.com). You can obtain the same information, free of charge, from the SEC's web site (www.sec.gov).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

~~Deloitte & Touche LLP~~[_____] is the Fund's independent registered public accounting firm and audits the Fund's financial statements.

CONTROL PERSONS

As of the date of this prospectus, there are no persons who control the Fund. For purposes of the foregoing statement, "control" means (1) the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company; (2) the acknowledgment or assertion by either the controlled or controlling party of the existence of control; or (3) an adjudication under Section 2(a)(9) of the 1940 Act, which has become final, that control exists.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations. The Statement of Additional Information can be obtained without charge by calling (800) 644-5571.

Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this prospectus forms a part, each such statement being qualified in all respects by such reference.

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the 1933 Act and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the

21527078.4. BUSINESS

shares offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information dated as of ~~July 2, 2012~~_____, 2015 ("Statement of Additional Information"), has been filed with the SEC and is incorporated by reference into this Prospectus. The Statement of Additional Information may be obtained without charge by writing to the Fund at its address at 1290 Broadway, Suite 1100, Denver, Colorado 80203 or by calling the Fund toll-free at (800) 644-5571. The Table of Contents of the Statement of Additional Information is as follows:

~~Please insert table HERE using dot liter in format of comparison document~~

THE FUND'S PRIVACY POLICY

The Fund is committed to ensuring your financial privacy. This notice is being sent to comply with privacy regulations of the SEC. The Fund has in effect the following policy with respect to nonpublic personal information about its customers:

- Only such information received from you, through application forms or otherwise, and information about your Fund transactions will be collected.

- None of such information about you (or former customers) will be disclosed to anyone, except as permitted by law (which includes disclosure to employees necessary to service your account).

- Policies and procedures (including physical, electronic and procedural safeguards) are in place that are designed to protect the confidentiality of such information.

For more information about the Fund's privacy policies call (800) 644-5571 (toll-free).

21527078.4. BUSINESS

Reaves Utility Income Fund

7,699,623_____ **Common Shares of Beneficial Interest**
Upon Exercise of _____**Rights to Subscribe for Such Shares**

PROSPECTUS

[_____]

The information in this statement of additional information is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

JULY 2, 2012

SUBJECT TO COMPLETION; DATED OCTOBER 2, 2015

Reaves Utility Income Fund

1290 Broadway, Suite 1100

Denver, Colorado 80203

(800) 644-5571

TABLE OF CONTENTS



21527074.1.BUSINESS B21527078.4. BUSINESSB-1

This Statement of Additional Information is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the prospectus of the Reaves Utility Income Fund (the "Fund") dated ~~July 2, 2012,~~ **_____, 2015, as may be supplemented from time to time (the "Prospectus"), which is incorporated herein by reference. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge by contacting your financial intermediary or calling the Fund at (800) 644-5571.**

Capitalized terms used in this Statement of Additional Information and not otherwise defined have the meanings given them in the Prospectus.

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS

Primary investment strategies are described in the Prospectus. The following is a description of the various investment policies that may be engaged in, whether as a primary or secondary strategy, and a summary of certain attendant risks. W.H. Reaves & Co., Inc. ("Reaves" or the "Adviser") may not buy any of the following instruments or use any of the following techniques unless it believes that doing so will help to achieve the Fund's investment objective.

Derivative Instruments

Derivative instruments (which are instruments that derive their value from another instrument, security, index or currency) may be purchased or sold to enhance return (which may be considered speculative), to hedge against fluctuations in securities prices, market conditions or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. Such transactions ~~may be in the U.S. or abroad and~~ may include ~~the purchase or sale of futures contracts on indices and options on stock index futures, the purchase of put options and the sale of call options on securities held, equity swaps and the purchase and sale of currency futures and forward foreign currency exchange contracts~~index or single-name credit-default swaps and total return swaps that reference a specific index or asset. Transactions in derivative instruments involve a risk of loss or depreciation due to: unanticipated adverse changes in securities prices, interest rates, indices, the other financial instruments' prices ~~or currency exchange rates~~; the inability to close out a position; default by the counterparty (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments); imperfect correlation between a position and the desired hedge; tax constraints on closing out positions; liquidity; market conditions; and portfolio management constraints on securities subject to such transactions. The loss on derivative instruments (other than purchased options) may substantially exceed an investment in these instruments. In addition, the entire premium paid for purchased options may be lost before ~~than~~they can be profitably exercised. Transaction costs are incurred in opening and closing positions. Derivative instruments may sometimes increase or leverage exposure to a particular market risk, thereby increasing price volatility. ~~Over-the-counter ("OTC") derivative instruments, equity swaps and forward sales of stocks~~Index or single-name credit-default swaps and total return swaps involve an enhanced risk that the issuer or counterparty will fail to perform its contractual obligations. Some derivative instruments are not readily marketable or may become illiquid under adverse market conditions. ~~In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in an exchange-traded derivative instrument, which may make the contract temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or futures option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the closing out of positions to limit losses. The staff of the Securities and Exchange Commission ("SEC") takes the position that certain OTC derivatives, and assets used as cover for certain OTC derivatives, are illiquid. The ability to terminate OTC derivative transactions may depend on the cooperation of the counterparties to such contracts.~~ For thinly traded derivative instruments, the only source of price quotations may be the selling dealer or counterparty. ~~In addition, certain provisions of the Code limit the use of derivative instruments.~~ There can be no assurance that the use of derivative instruments will be advantageous.

Derivatives involve special risks, including possible default by the other party to the transaction, illiquidity and, to the extent Reaves' view as to certain market movements is incorrect, the risk that the use of derivatives could result in significantly greater losses than if it had not been used. Losses resulting from the use of derivatives will reduce a Fund's net asset value, and possibly income, and the losses may be significantly greater than if derivatives had not been used. The degree of a Fund's use of derivatives may be limited by certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"). When used, derivatives may increase the amount and affect the timing and character of taxes payable by shareholders. See "Taxes."

Certain standardized swap transactions are currently subject to mandatory central clearing or may be eligible for voluntary central clearing. Central clearing is expected to decrease counterparty risk and increase liquidity compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterpart to each participant's swap. However, central clearing does not eliminate counterparty risk or illiquidity risk entirely. In addition depending on the size of a fund and other factors, the margin required under the rules of a clearinghouse and by a clearing member may be in excess of the collateral required to be posted by a fund to support its obligations under a similar uncleared swap.

Futures, options on futures, and swap contracts that are listed or traded on a national securities exchange, commodities exchange, contract market or over-the-counter markets and that are freely transferable will be valued at their closing settlement price on the exchange on which they are primarily traded or based upon the current settlement price for a like instrument acquired on the day on which the instrument is being valued. A settlement price may not be used if the market makes a limit move with respect to a particular commodity. Over-the-counter futures, options on futures, and swap contracts for which market quotations are readily available will be valued based on quotes received from third party pricing services or one or more dealers that make markets in such securities. If quotes are not available from a third party pricing service or one or more dealers, quotes shall be determined based on the fair value of such instruments. In determining the fair value of such instruments the Funds may consider, among other factors, whether or not the particular instrument is intended to be cash-settled or physically-settled. With respect to instruments that do not cash settle, the Funds may typically use the full notional value of the contract as a guide while the positions are open. With respect to instruments that do cash settle, the Funds may typically use the marked-to-market net obligation under the applicable contract as a guide.

Regulatory developments affecting the exchange-traded and OTC derivatives markets may impair the Fund's ability to manage or hedge its investment portfolio through the use of derivatives. The Dodd-Frank Act and the rules promulgated thereunder may limit the ability of the Fund to enter into one or more exchange-traded or OTC derivatives transactions.

Reaves has claimed, with respect to the Fund, an exclusion from the definition of the term "commodity pool operator" ("CPO") pursuant to CFTC Regulation 4.5, as promulgated under the Commodity Exchange Act ("CEA"). Therefore, Reaves (with respect to the Fund) is not subject to registration or regulation as a commodity pool or CPO under the CEA. If the Fund becomes subject to these requirements, the Fund may incur additional compliance and other expenses. The Fund's use of derivatives may also be limited by the requirements of the Code, for qualification as a regulated investment company for U.S. federal income tax purposes.

Under CFTC Regulation 4.5, if an investment company such as the Fund uses swaps, commodity futures, commodity options or certain other derivatives used for purposes other than bona fide hedging purposes, it must meet one of the following tests: The aggregate initial margin and premiums required to establish an investment company's positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such investments). Alternatively, the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that Reaves is required to register as a CPO, the disclosure and operations of the Fund would need to comply with all applicable CFTC regulations. Compliance with these additional registration and regulatory requirements would increase operational expenses. Other potentially adverse regulatory initiatives could also develop.

Foreign exchange traded futures contracts and options thereon generally may be used only if Reaves determines that trading on such foreign exchange does not entail risks, including credit and liquidity risks, that are materially greater than the risks associated with trading on exchanges regulated by the ~~Commodity Futures Trading Commission~~CFTC.

See also "Certain Investment Techniques" and "Hedging Strategy" below.

Certain Investment Techniques

The Fund may from time to time employ certain investment techniques, including those described below and under "Investment Techniques" in the Prospectus, in an effort to hedge against fluctuations in the price of portfolio securities, enhance total return or provide a substitute for the purchase or sale of securities. Some of these techniques, such as purchases of put and call options, options on stock indices and stock index futures and entry into certain credit derivative transactions and short sales, are intended to be hedges against or substitutes for investments in equity investments. Other techniques such as the purchase of interest rate futures and entry into transactions involving interest rate swaps, options on interest rate swaps and certain credit derivatives are intended to be hedges against or substitutes

for investments in debt securities. In general, Reaves may choose to use these techniques related to investments in debt securities where Reaves determines that such techniques are advisable to increase income or total return or to reduce risk.

~~The Fund's ability to utilize any of these investment techniques may be limited by restrictions imposed on its operations in connection with obtaining and maintaining its qualification as a regulated investment company under the Code, compliance with the 1940 Act and applicable SEC staff guidance, or obtaining and maintaining an exemption from registration with the CFTC. Currently, Reaves has claimed an exclusion from the definition of commodity pool operator pursuant to CFTC regulations under the Commodity Exchange Act (the "CEA") and, therefore, Reaves is not subject to registration or regulation as a commodity pool operator under the CEA. However, on February 9, 2012, the CFTC adopted final rules under the CEA that modify certain exclusions and exemptions used by operators and investment advisers of investment companies registered under the 1940 Act, like the Fund. As a result, certain exemptions and exclusions may cease to be available to investment advisers and operators of such companies, including Reaves. Further, the Fund may modify its derivatives usage and practices to the extent necessary for the Fund and/or Reaves to qualify for such an exclusion or exemption.~~

Many of these investment techniques could constitute a form of potential leverage and as such are subject to the risks described below, and under "Risk Factors" and "Use of Leverage" in the Prospectus With respect to these investment techniques, the Fund generally segregates or earmarks liquid securities in an amount necessary to support its obligations under that instrument or technique, or otherwise covers or enters into offsetting positions relevant to the instrument or technique in an effort to counter the impact of any potential leveraging. Segregating or earmarking securities rather than cash may itself have a leveraging effect on the Fund.

Importantly, the Fund is permitted, but is not required to, utilize the instruments and techniques described below and in the Prospectus . Accordingly, at any given time, the Fund's portfolio might not be hedged against, or managed to mitigate, the risks discussed below, and Reaves might choose not to seek to increase income through the use of these instruments or techniques. In addition, certain provisions of the Code, or other applicable laws, may limit the extent to which the Fund may enter into or otherwise utilize these instruments and techniques.

As a general matter, dividends received on hedged stock positions are characterized as ordinary income and are not eligible for favorable tax treatment. In addition, use of derivatives may give rise to short-term capital gains and other income that would not qualify for payments by the Fund of tax-advantaged dividends.

Options on Securities

In an effort to hedge against adverse market shifts, the Fund may purchase put and call options on securities. In addition, the Fund may seek to increase its income or may hedge a portion of its portfolio investments through writing (*i.e.*, selling) covered put and call options. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying security or its equivalent covered by the option or its equivalent from the writer of the option at the stated exercise price.

The Fund would receive a premium when it writes put and call options, which increases the Fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. By writing a call, the Fund will limit its opportunity to profit from an increase in the market value of the underlying security above the exercise price of the option for as long as the Fund's obligation as the writer of the option continues. Upon the exercise of a put option written by the Fund, the Fund may suffer an economic loss equal to the difference between the price at which the Fund is required to purchase the underlying security and its market value at the time of the option exercise, less the premium received for writing the option. Upon the exercise of a call option written by the Fund, the Fund may suffer an economic loss equal to an amount not less than the excess of the security's market value at the time of the option exercise over the Fund's acquisition cost of the security, less the sum of the premium received for writing the option and the difference, if any, between the call price paid to the Fund and the Fund's acquisition cost of the security. Thus, in some periods the Fund might receive less total return and in other periods greater total return from its hedged positions than it would have received from leaving its underlying securities unhedged.

The Fund may purchase and write options on securities that are listed on national securities exchanges or are traded over the counter, although it expects, under normal circumstances, to effect such transactions on national securities exchanges.

As a holder of a put option, the Fund would have the right to sell the securities underlying the option and as the holder of a call option, the Fund would have the right to purchase the securities underlying the option, in each case at their exercise price at any time prior to the option's expiration date. The Fund may choose to exercise the options it holds, permit them to expire or terminate them prior to their expiration by entering into closing sale transactions. In entering into a closing sale transaction, the Fund would sell an option of the same series as the one it has purchased. The ability of the Fund to enter into a closing sale transaction with respect to options purchased and to enter into a closing purchase transaction with respect to options sold depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected if and when the Fund so desires. The Fund's ability to terminate option positions established in the over-the-counter market may be more limited than in the case of exchange-traded options and may also involve the risk that securities dealers participating in such transactions would fail to meet their obligations to the Fund. Similarly, because foreign security exchanges are generally not as liquid as U.S. exchanges, it may be more difficult for the Fund to terminate any options positions that are listed solely on a foreign securities exchange.

In purchasing a put option, the Fund would generally seek to benefit from a decline in the market price of the underlying security, while in purchasing a call option, the Fund would generally seek to benefit from an increase in the market price of the underlying security. If an option purchased is not sold or exercised when it has remaining value, or if the market price of the underlying security remains equal to or greater than the exercise price, in the case of a put, or remains equal to or below the exercise price, in the case of a call, during the life of the option, the option will expire worthless. For the purchase of an option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price, in the case of a put, and must increase sufficiently above the exercise price, in the case of a call, to cover the premium and transaction costs. Because option premiums paid by the Fund are small in relation to the market value of the instruments underlying the options, buying options can result in large amounts of leverage. The leverage offered by trading in options could cause the Fund's net asset value to be subject to more frequent and wider fluctuations than would be the case if the Fund did not invest in options.

A put option on a security generally may be written only if Reaves intends to acquire the security. Call options written on securities generally are covered by ownership of the securities subject to the call option or an offsetting option. As the writer of a put option, the Fund may be compelled by the purchaser of the put option to purchase from the option holder an underlying security or its equivalent at a specified price at any time during the option period. Upon exercise of a put option written by the Fund, the Fund may suffer an economic loss equal to the difference between the price at which the Fund is required to purchase the underlying security and its market value at the time of the option exercise, less the premium received for writing the option. In purchasing a call option, the Fund will seek to benefit from an increase in the market price of the underlying security. If an option is purchased and not sold or exercised when it has remaining value, or the market price of the underlying security remains equal to or below the exercise price during the life of the option, the option will expire worthless.

As the writer of a covered call option, during the option's life the Fund gives up the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but the Fund retains the risk of loss should the price of the underlying security decline.

The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There is no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were suspended in an option the Fund purchased, the Fund would not be able to close out the option. If the Fund were unable to close out a covered call option that it had written on a security, the Fund would not be able to sell the underlying security unless the option expired without exercise.

Options on Stock Indices

The Fund may utilize up to 5% of its total assets to purchase put and call options on domestic stock indices in an effort to hedge against risks of market-wide price movements affecting its assets. In addition, the Fund may write covered put and call options on stock indices. A stock index measures the movement of a certain group of stocks by assigning relative values to the common stocks included in the index. Options on stock indices are similar to options on securities. Because no underlying security can be delivered, however, the option represents the holder's right to obtain from the writer, in cash, a fixed multiple of the amount by which the exercise price exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the exercise date. The advisability of using stock index options to hedge against the risk of market-wide movements generally depends on the extent of diversification of the Fund's investments and the sensitivity of its investments to factors influencing the underlying index. The effectiveness of purchasing or writing stock index options as a hedging technique generally depends upon the extent to which price movements in the Fund's securities investments correlate with price movements in the stock index selected. In addition, any successful use by the Fund of options on stock indices is subject to the ability of Reaves to predict correctly changes in the relationship of the underlying index to the Fund's portfolio holdings. No assurance can be given that Reaves' judgment in this respect will be correct.

Interest Rate Swaps, Swaptions, and Credit Derivatives (General)

As described in the Prospectus, the Fund may, from time to time, choose to utilize interest rate swaps and swaptions for hedging purposes. The pricing and valuation terms of ~~bilaterally negotiated~~ interest rate swaps ~~(described in the Prospectus)~~, swaptions ~~(also described in the Prospectus)~~ and credit derivatives are not standardized and~~, unless the contract is cleared,~~ there ~~is~~may be no clearinghouse whereby a party to the agreement can enter into an offsetting position to close out a contract. Interest rate swaps, swaptions~~,~~ and credit derivatives are usually (1) between an institutional investor and a broker-dealer firm or bank or (2) between institutional investors. In addition, ~~a substantial portion of~~substantially all swaps are entered into ~~on documentation developed~~subject to the standards set forth by the International Swaps & Derivatives Association ("ISDA"). ISDA represents participants in the privately negotiated derivatives industry. ~~Regulatory and private sector efforts are underway to mandate and encourage the central clearing of standardized derivatives contracts.~~It ~~is expected that, under any applicable~~helps formulate the investment industry's position on regulatory and legislative issues, develops international contractual standards and offers arbitration on disputes concerning market practice.

Under the rating agency guidelines~~, if the Fund issues any preferred shares,~~ imposed in connection with any future issuance of preferred shares by the Fund, it is expected that the Fund will be authorized to enter into swaptions and to purchase credit default swaps without limitation but will be subject to ~~limitation~~limitations on entering into interest rate swap agreements or selling credit protection. Certain rating agency guidelines may be changed from time to time~~,~~ and it is expected that those relating to interest rate swaps, swaptions, and credit derivatives would be able to be revised by the Board, without a shareholder vote ~~of the common shares or the Fund's preferred shares (if any)~~, so long as the relevant rating agency~~(ies)~~ has given written notice that such revisions would not adversely affect the rating of ~~any of~~ the Fund's preferred shares then in effect.

The Fund's use of any interest rate and credit swaps and swaptions is currently limited as follows: (1) swaps and swaptions must be U.S. dollar denominated and used for hedging purposes only; (2) no more than 5% of the Fund's total assets, at the time of purchase, may be invested in time premiums paid for swaptions; (3) swaps and swaptions must conform to the standards of the ISDA Master Agreement; and (4) the counterparty must be a bank, broker-dealer firm, swap dealer, security-based swap dealer, derivatives clearing organization or clearing agency that, in each case, is regulated under the laws of the United States of America that is (a) on a list approved by the Board, (b) with capital of at least $100 million, and (c) which is rated investment grade by both Moody's and S&P. These criteria can be modified by the Board at any time in its discretion.

The market value of the Fund's investments in credit derivatives and/or premiums paid therefor as a buyer of credit protection generally will not exceed 10% of the Fund's total assets, and the notional value of the credit exposure to which the Fund is subject when it sells credit derivatives generally will not exceed $33^{1/3}$% of the Fund's total assets.

The Fund is generally subject to initial and subsequent mark-to-market collateral requirements. These requirements help insure that the party who is a net obligor at current market value has pledged for safekeeping, for the benefit of the counterparty or its agent, sufficient collateral to cover any losses should the obligor become incapable, for whatever reason, of fulfilling its commitments under the swap or swaption agreements. This is analogous, in many respects, to the collateral requirements in place on regular futures and options exchanges. The Fund is responsible for monitoring the market value of all derivative transactions to insure that they are properly collateralized.

If Reaves determines it is advisable for the Fund to enter into such transactions, the Fund will institute procedures for valuing interest rate swap, swaption, or credit derivative positions to which it is party. Interest rate swaps, swaptions, and credit derivatives are valued in the first instance by the counterparty to the swap or swaption in question. Such valuation is then be compared with the valuation provided by a broker-dealer or bank that is not a party to the contract. In the event of material discrepancies, the Fund has procedures in place for valuing the swap or swaption, subject to the direction of the Board, which include reference to (1) third-party information services, such as Bloomberg, and (2) comparison with Reaves' valuation models.

The use of interest rate swaps, swaptions, and credit derivatives, as the foregoing discussion suggests, is subject to risks and complexities beyond what might be encountered in standardized, exchange -traded options and futures contracts. Such risks include operational risks, valuation risks, credit risks, and/or counterparty risk (*i.e.*, the risk that the counterparty (whether a clearing corporation in the case of exchange-traded instruments or another third party in the case of over-the-counter instruments) cannot or will not perform its obligations under the agreement). In addition, at the time the interest rate swap, swaption, or credit derivative reaches its scheduled termination date, or is terminated early, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the performance of the Fund.

While the Fund may intend to utilize interest rate swaps, swaptions, and credit derivatives for hedging purposes or to enhance total return, their use might result in poorer overall performance for the Fund than if it had not engaged in any such transactions. If, for example, the Fund had insufficient cash, it might have to sell or pledge a portion of its underlying portfolio of securities in order to meet daily mark-to-market collateralization requirements at a time when it might be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and swaps, swaptions, or credit derivatives entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of swaps, swaptions, and credit derivatives to reduce risk involves costs and will be subject to Reaves' ability to predict correctly changes in interest rate relationships, volatility, credit quality, liquidity, market conditions or other factors. No assurance can be given that Reaves' judgment in this respect will be correct.

Credit Derivatives

The Fund may enter into credit derivative transactions, in an effort to either hedge credit exposure or gain exposure to an issuer or group of issuers more economically than can be achieved by investing directly in preferred or debt securities. Credit derivatives fall into two broad categories: credit default swaps and market spread swaps, both of which can reference either a single issuer or obligor or a portfolio of preferred and/or debt securities. In a credit default swap, which is the most common form of credit derivative, the purchaser of credit protection makes a periodic payment to the seller (swap counterparty) in exchange for a payment by the seller should a referenced security or loan, or a specified portion of a portfolio of such instruments, default during the life of the swap agreement. If there were a default event as specified in the swap agreement, the buyer either (i) would receive from the seller the difference between the par (or other agreed-upon) value of the referenced instrument(s) and the then-current market value of the instrument(s) or (ii) have the right to make delivery of the reference instrument to the counterparty. If there were no default, the buyer of credit protection would have spent the stream of payments and received no benefit from the contract. Market spread swaps are based on relative changes in market rates, such as the yield spread between a preferred security and a benchmark Treasury security, rather than default events.

In a market spread swap, two counterparties agree to exchange payments at future dates based on the spread between a reference security (or index) and a benchmark security (or index). The buyer (fixed-spread payer) would receive from the seller (fixed-spread receiver) the difference between the market rate and the reference rate at each payment date, if the market rate were above the reference rate. If the market rate were below the reference rate, then the

buyer would pay to the seller the difference between the reference rate and the market rate. The Fund may utilize market spread swaps to "lock in" the yield (or price) of a security or index without having to purchase the reference security or index. Market spread swaps may also be used to mitigate the risk associated with a widening of the spread between the yield or price of a security in the Fund's portfolio relative to a benchmark Treasury security. Market spread options, which are analogous to swaptions, give the buyer the right but not the obligation to buy (in the case of a call) or sell (in the case of a put) the referenced market spread at a fixed price from the seller. Similarly, the seller of a market spread option has the obligation to sell (in the case of a call) or buy (in the case of a put) the referenced market spread at a fixed price from the buyer. Credit derivatives are highly specialized investments for which liquid secondary markets (such as the regulated exchanges on which securities are traded) do not exist. ~~New regulatory requirements mandated for these instruments under the Dodd-Frank Act are being formulated and implemented by the CFTC and the SEC. The effects of new regulation on the markets and trading counterparties for these instruments are uncertain.~~

Short Sales

The Fund may sell a security short if it owns at least an equal amount of the security sold short or another security convertible or exchangeable for an equal amount of the security sold short without payment of further compensation (a short sale against-the-box). In a short sale against-the-box, the short seller is exposed to the risk of being forced to deliver stock that it holds to close the position if the borrowed stock is called in by the lender, which would cause gain or loss to be recognized on the delivered stock. The Fund expects normally to close its short sales against-the-box by delivering newly acquired stock.

The ability to use short sales against-the-box strategies as a tax-efficient management technique with respect to holdings of appreciated securities is limited to circumstances in which the hedging transaction is closed out within thirty days of the end of the Fund's taxable year and the underlying appreciated securities position is held unhedged for at least the next sixty days after the hedging transaction is closed. Not meeting these requirements would trigger the recognition of gain on the underlying appreciated securities position under the federal tax laws applicable to constructive sales. Dividends received on securities with respect to which the Fund is obligated to make related payments (pursuant to short sales or otherwise) will be treated as fully taxable ordinary income. Purchasing securities to close out a short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Fund to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise.

Futures Contracts and Options on Futures Contracts

The Fund may enter into interest rate and stock index futures contracts and may purchase and sell put and call options on such futures contracts. The Fund may enter into such transactions for hedging and other appropriate risk-management purposes or in an effort to increase return.

An interest rate futures contract is a standardized contract for the future delivery of a specified security (such as a U.S. Treasury Bond or U.S. Treasury Note) or its equivalent at a future date at a price set at the time of the contract. A stock index futures contract is an agreement to take or make delivery of an amount of cash equal to the difference between the value of the index at the beginning and at the end of the contract period. The Fund may only enter into futures contracts traded on regulated commodity exchanges.

Parties to a futures contract must make "initial margin" deposits to secure performance of the contract. There are also requirements to make "variation margin" deposits from time to time as the value of the futures contract fluctuates.

The Fund may either accept or make delivery of cash or the underlying instrument specified at the expiration of an interest rate futures contract or cash at the expiration of a stock index futures contract or, prior to expiration, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts are effected on the exchange on which the contract was entered into (or a linked exchange).

The Fund may purchase and write put and call options on interest rate futures contracts and stock index futures contracts in order to hedge all or a portion of its investments and may enter into closing purchase transactions with respect to options written by the Fund in order to terminate existing positions. There is no guarantee that such closing

transactions can be effected at any particular time or at all. In addition, daily limits on price fluctuations on exchanges on which the Fund conducts its futures and options transactions may prevent the prompt liquidation of positions at the optimal time, thus subjecting the Fund to the potential of greater losses.

An option on an interest rate futures contract or stock index futures contract, as contrasted with the direct investment in such a contract, gives the purchaser of the option the right, in return for the premium paid, to assume a position in a stock index futures contract or interest rate futures contract at a specified exercise price at any time on or before the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs).

With respect to options purchased by the Fund, there are no daily cash payments made by the Fund to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

The use of options and futures transactions entails risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the related portfolio position of the Fund could create the possibility that losses on the derivative will be greater than gains in the value of the Fund's position. In addition, futures and options markets could be illiquid in some circumstances and certain OTC options could have no markets. The Fund might not be able to close out certain positions without incurring substantial losses. While the Fund may intend to enter into certain futures contracts and options on futures contracts for hedging purposes, the use of such futures contracts and options on futures contracts might result in a poorer overall performance for the Fund than if it had not engaged in any such transactions. If, for example, the Fund had insufficient cash, it might have to sell a portion of its underlying portfolio of securities in order to meet daily variation margin requirements on its futures contracts or options on futures contracts at a time when it might be disadvantageous to do so. There may be an imperfect correlation between the Fund's portfolio holdings and futures contracts or options on futures contracts entered into by the Fund, which may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Further, the Fund's use of futures contracts and options on futures contracts to reduce risk involves costs and will be subject to Reaves' ability to predict correctly changes in interest rate relationships or other factors. No assurance can be given that Reaves' judgment in this respect will be correct.

When-Issued, Delayed Delivery and Forward Commitment Transactions

New issues of preferred and debt securities may be offered on a when-issued, forward commitment or delayed delivery basis, which means that delivery and payment for the security normally take place within a certain period of time (e.g., 45 days) after the date of the commitment to purchase. The payment obligation and the dividends that will be received on the security are fixed at the time the buyer enters into the commitment. The Fund would make commitments to purchase securities on a when-issued, forward or delayed delivery basis only with the intention of acquiring the securities, but may sell these securities before the settlement date if Reaves deems it advisable. No additional when-issued, forward or delayed delivery commitments would be made if more than 20% of the Fund's total assets would be so committed.

Securities purchased on a when-issued, forward or delayed delivery basis may be subject to changes in value based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased or sold on a when-issued, forward or delayed delivery basis may expose the Fund to risk because they may experience these fluctuations prior to their actual delivery. The Fund would not accrue income with respect to a debt security it has purchased on a when-issued, forward commitment or delayed delivery basis prior to its stated delivery date but would accrue income on a delayed delivery security it has sold. Purchasing or selling securities on a when-issued, forward or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself.

Foreign Currency Transactions

The value of foreign assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in foreign currency rates and exchange control regulations. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad. Foreign currency exchange transactions may be conducted on a spot (*i.e.*, cash) basis at the spot rate prevailing in the foreign currency exchange market or through entering into derivative currency transactions. Currency futures contracts are exchange-traded and change in value to reflect movements of a currency or a basket of currencies. Settlement must be made in a designated currency.

Forward foreign currency exchange contracts are individually negotiated and privately traded so they are dependent upon the creditworthiness of the counterparty. Such contracts may be used when a security denominated in a foreign currency is purchased or sold, or when the Fund anticipates receipt in a foreign currency of dividend or interest payments on such a security. A forward contract can then "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. Additionally, when Reaves believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, it may enter into a forward contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the securities held that are denominated in such foreign currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible. In addition, it may not be possible to hedge against long-term currency changes. The Fund may engage in cross-hedging by using forward contracts in one currency (or basket of currencies) to hedge against fluctuations in the value of securities denominated in a different currency if Reaves determines that there is an established historical pattern of correlation between the two currencies (or the basket of currencies and the underlying currency). Use of a different foreign currency magnifies exposure to foreign currency exchange rate fluctuations. The Fund may use forward contracts to shift exposure to foreign currency exchange rate changes from one currency to another. Short-term hedging provides a means of fixing the dollar value of only a portion of portfolio assets.

Currency transactions are subject to the risk of a number of complex political and economic factors applicable to the countries issuing the underlying currencies. Furthermore, unlike trading in many other types of instruments, there is no systematic reporting of last sale information with respect to the foreign currencies underlying the derivative currency transactions. As a result, available information may not be complete. In an over-the-counter trading environment, there are no daily price fluctuation limits. There may be no liquid secondary market to close out options purchased or written, or forward contracts entered into, until their exercise, expiration or maturity. There is also the risk of default by, or the bankruptcy of, the financial institution serving as a counterparty.

Corporate Bonds ~~And~~and Other Debt Securities

The Fund may invest in corporate bonds including below investment grade quality, commonly known as "junk bonds" ("Non-Investment Grade Bonds"). Investments in Non-Investment Grade Bonds generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. Non-Investment Grade Bonds are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Debt securities in the lowest investment grade category also may be considered to possess some speculative characteristics by certain rating agencies. In addition, analysis of the creditworthiness of issuers of Non-Investment Grade Bonds may be more complex than for issuers of higher quality securities.

Non-Investment Grade Bonds may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in Non-Investment Grade Bond prices because the advent of recession could lessen the ability of an issuer to make principal and interest payments on its debt obligations. If an issuer of Non-Investment Grade Bonds defaults, in addition to risking payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery. In the case of Non-Investment Grade Bonds structured as zero-coupon, step-up or payment-in-kind securities, their market prices will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest currently and in cash. Reaves seeks to reduce

these risks through diversification, credit analysis and attention to current developments in both the economy and financial markets.

The secondary market on which Non-Investment Grade Bonds are traded may be less liquid than the market for investment grade securities. Less liquidity in the secondary trading market could adversely affect the net asset value of the Shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of Non-Investment Grade Bonds, especially in a thinly traded market. When secondary markets for Non-Investment Grade Bonds are less liquid than the market for investment grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is no reliable, objective data available. During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly and the Fund may have greater difficulty selling these securities. The Fund will be more dependent on Reaves' research and analysis when investing in Non-Investment Grade Bonds. Reaves seeks to minimize the risks of investing in all securities through in-depth credit analysis and attention to current developments in interest rate and market conditions.

A general description of the ratings of securities by Standard & Poor's Financial Services LLP, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"), Fitch, Inc. ("Fitch") and Moody's Investors Service, Inc. ("Moody's") is set forth in Appendix A to this Statement of Additional Information. Such ratings represent these rating organizations' opinions as to the quality of the securities they rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields while obligations with the same maturity and coupon may have the same yield. For these reasons, the use of credit ratings as the sole method of evaluating Non-Investment Grade Bonds can involve certain risks. For example, credit ratings evaluate the safety or principal and interest payments, not the market value risk of Non-Investment Grade Bonds. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. Reaves does not rely solely on credit ratings when selecting securities for the Fund, and develops its own independent analysis of issuer credit quality.

In the event that a rating agency or Reaves downgrades its assessment of the credit characteristics of a particular issue, the Fund is not required to dispose of such security. In determining whether to retain or sell a downgraded security, Reaves may consider such factors as Reaves' assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. However, analysis of the creditworthiness of issuers of Non-Investment Grade Bonds may be more complex than for issuers of high quality debt securities.

Temporary Investments

The Fund may invest temporarily in cash, money market funds or cash equivalents. Cash equivalents are highly liquid, short-term securities such as commercial paper, certificates of deposit, short-term notes and short-term U.S. Government obligations.

Foreign Securities

Investments in securities of foreign issuers may be subject to risks not usually associated with owning securities of U.S. issuers. For example, the value of foreign securities is affected by changes in currency rates, foreign tax laws (including withholding tax), government policies (in this country or abroad), relations between nations and trading, settlement, custodial and other operational risks. In addition, the costs of investing abroad are generally higher than in the United States, and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than markets in the United States. As an alternative to holding foreign-traded securities, the Fund may invest in dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the U.S. over-the-counter market (including depositary receipts, which evidence ownership in underlying foreign securities).

Because foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a domestic company. Volume and liquidity in most foreign debt markets

is less than in the United States and securities of some foreign companies are less liquid and more volatile than securities of comparable U.S. companies. There is generally less government supervision and regulation of securities exchanges, broker-dealers and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities before delivery may be required. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments, which could affect investments in those countries. Moreover, individual foreign economics may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets, while growing in volume and sophistication, are generally not as developed as those in the United States, and securities of some foreign issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. companies.

The Fund may purchase American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs") and Global Depositary Receipts ("GDRs"). ADRs, EDRs and GDRs are certificates evidencing ownership of shares of foreign issuers and are alternatives to purchasing directly the underlying foreign securities in their national markets and currencies. However, they continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer's country. ADRs, EDRs and GDRs may be sponsored or unsponsored. Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass-though voting or other shareholder rights, and they may be less liquid.

Master Limited Partnerships

The Fund may invest in master limited partnership ("MLP") common units ~~and I-Shares. MLP common units represent an equity ownership interest in a partnership, providing limited voting rights and entitling the holder to a share of the company's success through distributions and/or capital appreciation. Common unit holders generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions). Common unit holders typically have arrearage rights if the minimum quarterly distribution is not met. In the event of liquidation, MLP common unit holders have first right to the partnership's remaining assets after bondholders, other debt holders, and preferred unit holders have been paid in full.~~. MLPs are typically structured such that common units and general partner interests have first priority to receive quarterly cash distributions up to an established minimum amount ("minimum quarterly distributions" or "MQD"). Common and general partner interests also accrue arrearages in distributions to the extent the MQD is not paid. Once common and general partner interests have been paid, subordinated units receive distributions of up to the MQD; however, subordinated units do not accrue arrearages. Distributable cash in excess of the MQD paid to both common and subordinated units is distributed to both common and subordinated units generally on a pro rata basis.

~~MLP I Shares represent an indirect investment in MLP I units. I units are equity securities issued to affiliates of MLPs that own an interest in and manage the MLP. The issuer has management rights but is not entitled to incentive distributions. The I-Share issuer's assets consist exclusively of MLP I units. Distributions by MLPs to I unit holders are made in the form of additional I units, generally equal in amount to the cash received by common unit holders of MLPs. Distributions to I Share holders are made in the form of additional I-Shares, generally equal in amount to the I-units received by the I-Share issuer.~~

The general partner is also eligible to receive incentive distributions if the general partner operates the business in a manner that results in distributions paid per common unit surpassing specified target levels. As the general partner increases cash distributions to the limited partners, the general partner receives an increasingly higher percentage of the incremental cash distributions. A common arrangement provides that the general partner can reach a tier where it receives 50% of every incremental dollar paid to common and subordinated unit holders. These incentive distributions encourage the general partner to streamline costs, increase capital expenditures and acquire assets in order to increase the partnership's cash flow and raise the quarterly cash distribution in order to reach higher tiers. Such results benefit all security holders of the MLP.

To qualify as a partnership for U.S. federal income tax purposes, an MLP must receive at least 90% of its income from qualifying sources such as interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain

fuels, gain from the sale or disposition of a capital asset held for the production of income described in the foregoing and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, mining, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Due to their partnership structure, MLPs generally do not pay income taxes. Thus, unlike investors in corporate securities, direct MLP investors are generally not subject to double taxation (i.e. corporate level tax and tax on corporate dividends).

MLP Common Units. MLP common units represent a limited partnership interest in the MLP. Common units are listed and traded on U.S. securities exchanges or OTC, with their value fluctuating predominantly based on prevailing market conditions and the success of the MLP. We may purchase common units in market transactions as well as directly from the MLP or other parties. Unlike owners of common stock of a corporation, owners of common units have limited voting rights and have no ability annually to elect directors. MLPs generally distribute all available cash flow (cash flow from operations less maintenance capital expenditures) in the form of quarterly distributions. Common units along with general partner units, have first priority to receive quarterly cash distributions up to the MQD and have arrearage rights. In the event of liquidation, common units have preference over subordinated units, but not debt or preferred units, to the remaining assets of the MLP.

I-Shares. I-Shares represent an ownership interest issued by an affiliated party of an MLP. The MLP affiliate uses the proceeds from the sale of I-Shares to purchase limited partnership interests in the MLP in the form of i-units. I-units have similar features as MLP common units in terms of voting rights, liquidation preference and distributions. However, rather than receiving cash, the MLP affiliate receives additional i-units in an amount equal to the cash distributions received by MLP common units. Similarly, holders of I-Shares will receive additional I-Shares, in the same proportion as the MLP affiliates receipt of i-units, rather than cash distributions. I-Shares themselves have limited voting rights which are similar to those applicable to MLP common units. The MLP affiliate issuing the I-Shares is structured as a corporation for U.S. federal income tax purposes. I-Shares are traded on the NYSE.

Hedging Strategy

Certain of the investment techniques that the Fund may employ for hedging or, under certain circumstances, to increase income will expose the Fund to risks.

There are economic costs of hedging reflected in the pricing of futures, swaps, options, and swaption contracts which can be significant, particularly when long-term interest rates are substantially above short-term interest rates. The desirability of moderating these hedging costs is a factor (but not the only factor) in Reaves's choice of hedging strategies (and whether to employ a hedging strategy at all). In addition, the Fund may select individual investments based upon their potential for appreciation without regard to the effect on current income in an attempt to mitigate the impact on the Fund's assets of the expected normal cost of hedging.

There may be an imperfect correlation between changes in the value of the Fund's portfolio holdings and hedging positions entered into by the Fund, which may prevent the Fund from achieving an intended hedge or expose the Fund to risk of loss. In addition, the Fund's success in using hedge instruments will be subject to Reaves's ability to predict correctly changes in the relationships of such hedge instruments to the Fund's portfolio holdings, and we cannot assure you that Reaves's judgment in this respect will be accurate. Consequently, any use of hedging transactions might result in a poorer overall performance for the Fund, whether or not adjusted for risk, than if the Fund had not hedged its portfolio holdings.

Cyber Security

In connection with the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Fund is susceptible to operational, information security, and related risks due to the possibility of cyber-attacks or other incidents. Cyber incidents may result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, infection by computer viruses or other malicious software code, gaining unauthorized access to systems, networks, or devices that are used to service the Fund's

operations through hacking or other means for the purpose of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks (which can make a website unavailable) on the Fund's website. In addition, authorized persons could inadvertently or intentionally release confidential or proprietary information stored on the Fund's systems.

Cyber security failures or breaches by the Fund's third party service providers (including, but not limited to, ALPS, the custodian and transfer agent) or the NYSE MKT, may cause disruptions and impact the service providers' and the Fund's business operations, potentially resulting in financial losses, the inability of Fund shareholders to transact business or process transactions, inability to calculate the Fund's net asset value, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Fund and its shareholders could be negatively impacted as a result of successful cyber-attacks against, or security breakdowns of, the Fund or its third party service providers.

The Fund may incur substantial costs to prevent or address cyber incidents in the future. In addition, there is a possibility that certain risks have not been adequately identified or prepared for. Furthermore, the Fund cannot directly control any cyber security plans and systems put in place by third party service providers. Cyber security risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund's investment in such securities to lose value

Investment Restrictions

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities, which as used in this Statement of Additional Information means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. As a matter of fundamental policy the Fund may not:

(1) (1) Borrow money, except as permitted by the Investment Company Act of 1940, as amended (the "1940 Act") and the rules promulgated thereunder, as in effect from time to time, or interpretations or modifications thereof by the SEC, the staff of the SEC or any other authority with appropriate jurisdiction;

(2) (2) Issue senior securities, as defined in the 1940 Act, other than (a) preferred shares which immediately after issuance will have asset coverage of at least 200%, (b) indebtedness which immediately after issuance will have asset coverage of at least 300% or (c) the borrowings permitted by investment restriction (1) above. The 1940 Act currently defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Debt and equity securities issued by a closed-end investment company meeting the foregoing asset coverage provisions are excluded from the general 1940 Act prohibition on the issuance of senior securities;

(3) (3) Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities). The purchase of investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin;

(4) (4) Underwrite securities issued by other persons, except insofar as it may technically be deemed to be an underwriter under the Securities Act in selling or disposing of a portfolio investment;

(5) (5) Make loans to other persons, except by (a) the acquisition of loan interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objectives and policies, (b) entering into repurchase agreements and (c) lending its portfolio securities;

(6) (6) Purchase or sell real estate, although it may purchase and sell securities which are secured by interests in real estate and securities of issuers which invest or deal in real estate. The Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities; and

(7) (7) Purchase or sell physical commodities or contracts for the purchase or sale of physical commodities. Physical commodities do not include futures contracts with respect to securities, securities indices, currencies, interest or other financial instruments.

In addition, as a matter of fundamental policy and as discussed in the Prospectus, the Fund will concentrate its investments in the Utility Industry.

The Fund may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities. The 1940 Act currently requires that the Fund have 300% asset coverage with respect to all borrowings other than temporary borrowings.

The Fund has adopted the following nonfundamental investment policy which may be changed by the Board without approval of the Fund's shareholders. As a matter of nonfundamental policy, the Fund may not make short sales of securities or maintain a short position, unless at all times when a short position is open it either owns an equal amount of such securities or owns securities convertible into or exchangeable, without payment of any further consideration, for securities of the same issue as, and equal in amount to, the securities sold short.

Whenever an investment policy or investment restriction set forth in the prospectus or this Statement of Additional Information states a maximum percentage of assets that may be invested in any security or other assets or describes a policy regarding quality standards, such percentage limitation or standard shall be determined immediately after and as a result of the Fund's acquisition of such security or asset. Accordingly, any later increase or decrease resulting from a change in values, assets or other circumstances or any subsequent rating change made by a rating service (or as determined by Reaves if the security is not rated by a rating agency) will not compel the Fund to dispose of such security or other asset. Notwithstanding the foregoing, the Fund must always be in compliance with the borrowing policies set forth above.

TRUSTEES AND OFFICERS

The Trustees of the Fund are responsible for the overall management and supervision of the affairs of the Fund. The Trustees and officers of the Fund are listed below. The "Non-interested Trustees" or "Independent Trustees" consist of those Trustees who are not "interested persons" of the Fund, as that term is defined under the 1940 Act. These Trustees are also "independent trustees or directors" as defined under NYSE MKT Listing Standards. The address of each of the persons listed below is: 1290 Broadway, Suite 1100, Denver, Colorado 80203. No Trustee oversees any other portfolios in the fund complex.

Name, Position(s) Held with the Fund, Address,[1] and Age	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee or Nominee[4]
Non-Interested Trustees			
~~Name, Position(s), Address, Age and Position(s) Held with the Fund~~	~~Term of Office and Length of Time Served[1]~~	~~Principal Occupation(s) During Past Five Years~~	~~Other Directorships Held by Trustee During the Past Five Years[2]~~
Mary K. Anstine Trustee ~~Age: 71~~[AGE]	Since Inception***	Ms. Anstine is a Trustee of A.V. Hunter Trust and Director of the Colorado Uplift Board ~~(since 2004)~~ and Chairwoman of the Westcore Funds. Ms. Anstine was formerly the President/Chief Executive Officer of HealthONE Alliance (hospital group) ~~(1995-2004)~~.	Ms. Anstine is a Trustee of ALPS ETF Trust (~~5~~21); Financial Investors Trust (~~19~~31); ~~Financial Investors~~ALPS Variable Insurance Trust (~~5~~7); and Westcore Funds (12).
Jeremy W. Deems Trustee ~~Age: 35~~[AGE]	Since 2008**	Mr. Deems is the Co-Founder, Chief Financial ~~Officer, and Chief Operating~~ Officer of Green Alpha Advisors, LLC ~~(since 2007)~~ LLC, a registered investment advisor, and Co-Portfolio Manager of the Shelton Green Alpha Fund. Prior to joining Green Alpha Advisors, Mr. Deems was Chief Financial Officer and Treasurer of Forward Management, LLC, ReFlow Management, Co., LLC, ReFlow Fund, LLC, a private investment fund, and Sutton Place Management, LLC, an administrative services company ~~(2004 to June 2007)~~.	Mr. Deems is a Trustee of ALPS ETF Trust (~~5~~21); Financial Investors Trust (~~19~~31); and ~~Financial Investors~~ALPS Variable Insurance Trust (5).
Michael F. Holland Trustee ~~Age: 67~~[AGE]	Since Inception***	Mr. Holland is Chairman of Holland & Company, an investment management company ~~(since 1995)~~.	Mr. Holland is a Director of Blackstone/GSO Senior Floating Rate Term Fund (1), Holland Series Funds, Inc. (1); and Trustee of State Street Master Funds (5); China Fund, Inc. (1); and Taiwan Fund, Inc. ~~(1); and Scottish Widows Emerging Market~~

Name, Position(s) Held with the Fund, Address,[1] and Age	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee or Nominee[4]
			~~Fund~~ (1).
E. Wayne Nordberg Trustee ~~Age 70~~[AGE]	Since ~~April 2012~~*~~**~~	Mr. Nordberg is <u>currently</u> the Chairman and Chief Investment Officer of Hollow Brook ~~Associates~~<u>Wealth Management</u>, LLC, a private investment management firm ~~(since 2008)~~. Mr. Nordberg was formerly a Senior Director at Ingalls & Snyder LLC, a privately owned registered investment advisor ~~(2003-2007)~~.	Mr. Nordberg is a Director of Annaly Capital Management, Inc., a real estate investment trust<u>,</u> and PetroQuest Energy, Inc., an oil and gas exploration company.
Larry W. Papasan Trustee ~~Age: 71~~[AGE]	Since Inception*~~**~~	Mr. Papasan is ~~the Chairman of BioMimetics Therapeutics Inc., a medical services company (since 2005), and is~~<u>currently a</u> Director/Trustee of Mimedx Inc. ~~(since 2007)~~, AxioMed Spine ~~Corp. (since 2007)~~, Bio Medical Tissue Technologies ~~(since 2009), and Cagenix~~<u>, Bionova</u>, Inc. ~~(since 2003)~~<u>and Spinez, Inc.</u>, each a medical services company, SSR Engineering, an engineering company ~~(since 2002)~~, and Triumph Bank ~~(since 2005)~~.	None
Interested Trustee			
~~Name, Position(s), Address, Age and Position(s) Held with the Fund~~	~~Term of Office and Length of Time Served[1]~~	~~Principal Occupation(s) During Past Five Years~~	~~Other Directorships Held by Trustee During the Past Five Years[2]~~
Jeremy O. May[3] Chairman, Trustee and President ~~Age: 41~~[AGE]	Chairman & Trustee Since 2009*~~*~~<u>=</u> President Since 2010	Mr. May joined ALPS in 1995 and is <u>currently</u> President and Director of ALPS ~~(since 2008)~~ and Director and Executive Vice President of ALPS Holdings Inc. ("AHI"), ALPS Advisors, Inc. ("AAI"), ALPS Distributors, Inc. ("ADI") and ~~FTAM Distributors~~<u>ALPS Portfolio Solutions Distributor</u>, Inc. ("~~FDI")~~ ~~(since 2008).~~<u>APS")</u> Because of his positions with ALPS, AHI, AAI, ADI and ~~FDI~~<u>APS</u>, Mr. May is deemed an ~~affiliated person~~<u>affiliate</u> of the Fund as defined under the 1940 Act. ~~Mr. May serves on the Board of Directors and the Audit Committee of the University of Colorado Foundation (since 2005).~~ Mr. May is also the Treasurer of the Liberty All-Star Equity Fund, Liberty All-Star Growth Fund, Inc. ~~(since 2006),~~ Clough Global	Mr. May is on the Board of Directors and ~~Audit Committee~~<u>Vice Chairman</u> of the University of Colorado <u>Foundation</u>.

Name, Position(s) Held with the Fund, Address,[1] and Age	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee or Nominee[4]
		Allocation Fund ~~(since 2004)~~, Clough Global Equity Fund ~~(since 2005)~~, Clough Global Opportunities Fund ~~(since 2006)~~, Financial Investors Trust ~~(since 1997)~~ and ~~Financial Investors~~ALPS Variable Insurance Trust ~~(since 2006)~~.	

Officers			
~~Name, Position(s), Address, Age and Position(s) Held with the Fund~~	~~Term of Office and Length of Time Served[1]~~	~~Principal Occupation(s) During Past Five Years~~	~~Other Directorships Held by Officer~~
~~J. Tison Cory~~ ~~Secretary~~ ~~Age: 43~~	~~Since 2008~~	~~Mr. Cory joined ALPS in 2005 as a Senior Paralegal. Mr. Cory is also currently an Adjunct Professor at Metropolitan State College of Denver (2000-present). Because of his position with ALPS, Mr. Cory is deemed an affiliated person of the Fund as defined under the 1940 Act. Mr. Cory is Assistant Secretary for the RiverNorth Funds.~~	~~N/A~~
~~Lauren E. Johnson~~ ~~Treasurer~~ ~~Age: 31~~	~~Treasurer~~ ~~Since 2010~~ ~~Assistant Treasurer~~ ~~2008 – 2010~~	~~Ms. Johnson is Assistant Vice President of ALPS, and joined in September 2005 as a Trust Controller. Because of her position with ALPS, Ms. Johnson is deemed an affiliated person of the Fund as defined under the 1940 Act. Ms. Johnson is Assistant Treasurer for the Caldwell & Orkin Market Opportunity Fund. Ms. Johnson was formerly the Assistant Treasurer of the Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund.~~	~~N/A~~
~~Ted J~~Jennifer T. ~~Uhl~~Welsh Chief Compliance Officer ~~Age: 37~~[AGE]	Chief Compliance Officer Since ~~2010~~2015 Secretary 2014-2015	~~Mr~~Ms. ~~Uhl~~Welsh joined ALPS in ~~October 2006,~~March 2013 and ~~is~~ currently serves as Vice President, Deputy Chief Compliance Officer ~~of ALPS~~. Prior to ~~his current role, Mr. Uhl~~August 2015, Ms. Welsh served as Vice President, Senior ~~Risk Manager for ALPS from October 2006 until June 2010. Because of his position with ALPS, Mr~~Counsel at ALPS. Prior to joining ALPS, from June 2010 to November 2012, Ms. Welsh served as Chief Compliance Officer and Associate Counsel of	N/A

Name, Position(s) Held with the Fund, Address,[1] and Age	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee or Nominee[4]
		three investment advisers and four closed-end funds within the Boulder Funds' investment complex. From January 2007 through May 2010, Ms. Welsh was Associate Counsel in the Corporate Finance and Acquisitions group at Davis, Graham & Stubbs LLP. Because of her position with ALPS, Ms. ~~Uhl~~Welsh is deemed an ~~affiliated person~~affiliate of the Fund as defined under the 1940 Act. ~~Mr. Uhl also serves as Chief Compliance Officer of Clough Global Allocation Fund, Clough Global Equity Fund and Clough Global Opportunities Fund, Cook & Bynum Fund, Financial Investor Trust and Transparent Value Trust.~~	
Jill A. Kerschen Treasurer [AGE]	Treasurer Since 2014 Assistant Treasurer 2013-2014	Ms. Kerschen joined ALPS in July 2013 and is currently a Fund Controller at ALPS. Ms. Kerschen is deemed an affiliate of the Fund as defined under the 1940 Act. Ms. Kerschen also serves as Assistant Treasurer of the Westcore Funds. Ms. Kerschen was formerly a Senior Manager, Financial & Tax Reporting 2007-2013 at Great-West Financial.	N/A
JoEllen Legg Secretary [AGE]	Since 2015	Ms. Legg joined ALPS in October 2007 and is Vice President, Assistant General Counsel of ALPS. Prior to joining ALPS, Ms. Legg served as Senior Counsel - Law (Corporate & Securities) for Adelphia Communications Corporation (February 2005 - March 2007). Prior to this, Ms. Legg held associate positions at Fried Frank Harris Shriver & Jacobson LLP (1998 - 2004) and at Patton Boggs LLP (2004 - 2005). Because of her position with ALPS, Ms. Legg is deemed an affiliate of the Fund as defined under the 1940 Act. Ms. Legg is also the Secretary of ALPS Series Trust and Financial Investors Trust and Assistant Secretary of the Griffin Institutional Access Real Estate	N/A

Name, Position(s) Held with the Fund, Address,[1] and Age	Term of Office and Length of Time Served[2]	Principal Occupation(s) During Past Five Years	Other Directorships Held by Trustee or Nominee[4]
		Fund and WesMark Funds.	

(1)   Address: 1290 Broadway, Suite 1100, Denver, Colorado 80203.

(2)   The Fund commenced operations on February 24, 2004. The Board is divided into three classes, each class serves for a term of three years. Each year the term of office of one class expires and the successors elected to such class serve for a term of three years.

  *   Term expires at the Fund's ~~2013~~2016 Annual Meeting of Shareholders.

  **   Term expires at the Fund's ~~2014~~2017 Annual Meeting of Shareholders.

  ***   Term expires at the Fund's ~~2015~~2018 Annual Meeting of Shareholders.

(~~2~~3)   Mr. May is considered to be an "interested person" (as defined in the 1940 Act) because of his affiliation with ALPS, which acts as the Fund's administrator.

(4)   The numbers enclosed in the parentheticals represent the number of funds overseen in each respective directorship held by the Trustee.

Additional Information About Each Trustee's Professional Experience And Qualifications

Provided below is a brief summary of the specific experience, qualifications, attributes or skills for each Trustee that warranted their consideration as a Trustee candidate to the Board, which is structured as an individual investment company under the 1940 Act.

Non-Interested Trustees

Mary K. Anstine – Ms. Anstine was President and Chief Executive Officer of HealthOne Alliance in Denver, Colorado from 1995 to 2004. Ms. Anstine has also served in various executive positions with several philanthropic organizations such as the AV Hunter Trust, Colorado Uplift Board, Denver Area Council of the Boy Scouts of America and Denver Area Council of the Girl Scouts of America. Prior to that, Ms. Anstine was an Executive Vice President of First Interstate Bank of Denver, Colorado and formerly a Director of Trust Bank of Colorado ~~(now known as Northern Trust Bank)~~. In addition, Ms. Anstine served on the Executive Committee of the American Bankers Association. Ms. Anstine is Chairwoman and Trustee for the Westcore Funds and is also currently a Trustee of ALPS ETF Funds, Financial Investors Trust, and ALPS Variable Insurance Trust~~, and Westcore Funds~~. Ms. Anstine has served as Trustee ~~of~~for the Fund since its inception. Ms. Anstine also ~~served~~serves as a member of the Audit Committee, Executive Committee and Nominating and Corporate Governance Committee ~~since their inception~~. Ms. Anstine has further enhanced her experience and skills, in conjunction with the other Trustees, through the Board's oversight of the Fund's officers in dealing with a diverse range of topics, to include but not limited to, portfolio management, legal and regulatory matters, compliance oversight, preparation of financial statements and oversight of the Fund's multiple service providers. The Board, in its judgment of Ms. Anstine's professional experience in management and oversight of a variety corporate and non-profit organization and as Trustees of several other investment companies ~~with diverse product lines~~, believes Ms. Anstine contributes a seasoned perspective to the Board that warrants her continued selection as a nominee to be a Trustee.

Jeremy W. Deems – Mr. Deems is ~~the~~currently Co-Founder and ~~is currently~~ Chief Financial Officer of Green Alpha Advisors, LLC an investment management firm and a co-portfolio manager of the Shelton Green Alpha Fund. Mr. Deems was formerly the Chief Financial Officer and Treasurer of Forward Management, LLC, an investment management firm, ReFlow Management Co., LLC, a liquidity resourcing company, and ReFlow Fund, LLC, a private investment fund. Mr. Deems was also Chief Financial Officer and Treasurer of Sutton Place Management, LLC ~~and~~, administrative services

company~~,~~ from 2004 and 2007. Prior to that, Mr. Deems served as Controller of Forward Management, LLC, ReFlow Management Co., LLC, ReFlow Fund, LLC and Sutton Place Management, LLC. Mr. Deems currently serves as Trustee of ALPS ETF Trust ~~and~~, Financial Investors Trust, and ALPS Variable Insurance Trust. In addition, Mr. Deems has earned a Certified Public Accountant license. Mr. Deems has been a Trustee ~~of~~since 2008 for the Fund ~~since 2008.~~. Mr. Deems also ~~served~~serves as a Chairman of the Audit Committee and as a member of the Nominating and Corporate Governance Committee ~~during his tenure as a Trustee~~. Mr. Deems has further enhanced his experience and skills, in conjunction with the other Trustees, through the Board's oversight of the Fund's officers in dealing with a diverse range of topics, to include but not limited to, portfolio management, legal and regulatory matters, compliance oversight, preparation of financial statements and oversight of the Fund's multiple service providers. The Board, in its judgment of Mr. Deems' professional experience in management and oversight of firms specializing in financial services and as Trustees of several other investment companies with diverse product lines, believes Mr. Deems contributes an extensive experience in investment company operations and accounting oversight to the Board ~~that warrants his continued selection as a nominee to be a Trustee~~.

Michael F. Holland – Mr. Holland is currently the Chairman of Holland & Company, an investment management firm, since 1995 and has over 40 years of experience in the financial services industry. Mr. Holland also currently serves as Chairman and Trustee of the State Street Master Funds, Director of the Holland Series Funds, Inc., and as Trustee of the Blackstone/GSO Senior Floating Rate Term Fund, the China Fund, Inc., and the Taiwan Fund, Inc. ~~and Scottish Widows Emerging Market Fund.~~ Mr. Holland began his career at J.P. Morgan in 1968 spending twelve years managing both equity and fixed income assets for major institutional clients and high net worth individuals. He also served as Chief Executive Officer of First Boston Asset Management in the early 1980~~'~~'s and later served as Chairman of Salomon Brothers Asset Management. He has also been a General Partner of the Blackstone Group, Chief Executive Officer of Blackstone Alternative Asset Management and a former Vice Chairman of Oppenheimer & Co., Inc. Mr. Holland has served as Trustee ~~of~~for the Fund since its inception. Mr. Holland ~~has~~ also ~~served~~serves as a member of the Audit Committee and Nominating and Corporate Governance Committee ~~for the Fund since their inception~~. Mr. Holland has further enhanced his experience and skills, in conjunction with the other Trustees, through the Board's oversight of the Fund's officers in dealing with a diverse range of topics, to include but not limited to, portfolio management, legal and regulatory matters, compliance oversight, preparation of financial statements and oversight of the Fund's multiple service providers. The Board, in its judgment of Mr. Holland's professional experience in efficient and effective operations of an investment adviser and oversight of closed-end investment companies, believes Mr. Holland contributes a wealth of industry experience in investment company operations that warrants his continued selection as a nominee to be a Trustee.

E. Wayne Nordberg – Mr. Nordberg is currently the Chairman and Chief Investment Officer of Hollow Brook ~~Associates~~Wealth Management, LLC, a private investment management firm serving family offices, foundations, charities and pensions. He has over 50 years of experience in investment research and portfolio management. Mr. Nordberg also currently serves as a Director of Annaly Capital Management, Inc., the largest mortgage real estate investment trust listed on the New York Stock Exchange. In addition, he is also currently serving on the Board of Directors of PetroQuest Energy, Inc., an oil and gas exploration company. From 2003 to 2007, Mr. Nordberg was a Senior Director at Ingalls & Snyder LLC, a privately owned registered investment advisor. He also formerly served on the Board of Directors of Lord, Abbett & Co., a mutual fund family, from 1988 to 1998. Mr. Nordberg has served as Trustee since 2012. Mr. Nordberg also serves as a member of the Audit Committee, Executive Committee and Nominating and Corporate Governance Committee. The Board, in its judgment of Mr. Nordberg's extensive experience in senior management positions with a variety of portfolio management firms and as a board director for a variety of companies, believes that Mr. Nordberg contributes a tenured perspective to the Board ~~that warrants his continued selection as a nominee to be a Trustee~~.

Larry W. Papasan – Mr. Papasan is currently a Trustee or Director of ~~BioMimetics Therapeutics, Inc.,~~ Mimedx, Inc.~~,~~ AxioMed Spine ~~Corp.~~, Bio Medical Tissues Technologies ~~and Cagenix, Inc.~~, Bionova, Inc., and MEDOVEX Corp. (formerly known as Spinez Corp.), each a medical services company. Mr. Papasan is also currently a Trustee or Director of SSR Engineering and Triumph Bankshares, Inc. Mr. Papasan was a former Trustee of First Funds mutual fund complex from 1992 to 2005, Chairman and President of Smith & Nephew, Inc. from 1991 to 2002 and President of Memphis Light Gas and Water Division during his 28 year tenure. Mr. Papasan has further enhanced his experience and skills, in conjunction with the other Trustees, through the Board's ongoing oversight of the Fund's officers in dealing with a diverse range of topics, to include but not limited to, portfolio management, legal and regulatory matters, compliance oversight, preparation of financial statements and oversight of the Fund's multiple service providers. Mr. Papasan has served as Trustee ~~of~~for the Fund since its inception. Mr. Papasan ~~has~~ also ~~served~~serves as a member of the Audit Committee and the Nominating and Corporate Governance Committee ~~of the Fund since their inception~~. The Board, in its consideration of Mr. Papasan's

nearly 40 years of professional experience in a variety of senior management positions in a diverse group of industries at numerous stages of the corporate lifecycle, believes Mr. Papasan's experiences complements the professional composition of the current Board ~~and warrants his continued selection as a nominee to be a Trustee~~.

Interested Trustee

Jeremy O. May – Mr. May joined ALPS in 1995 and is currently the President of ALPS and a Director of ALPS Holdings, Inc., ALPS Advisors, Inc., ALPS Distributors, Inc., and ~~FTAM Distributors~~ALPS Portfolio Solutions Distributor, Inc. Each of these organizations ~~specialize~~specializes in the day-to-day operations associated with both open- and closed-end investment companies, exchange-traded funds and hedge funds. ~~In addition,~~ Mr. May is ~~also~~ currently Treasurer of the Liberty All-Star Equity Fund, Liberty All-Star Growth Fund, Inc., Clough Global Allocation Fund, Clough Global Equity Fund and Clough Global Opportunities Fund, each a closed-end investment company. Mr. May is also a member of the Board of Directors and the ~~Audit Committee for~~Vice Chairman of the University of Colorado Foundation. Mr. May has served as ~~the Fund's Treasurer since the Fund's inception and was appointed to the Board in 2009.~~ Treasurer for the Financial Investors Trust since 1997 and the ALPS Variable Insurance Trust since its inception in 2000. Mr. May is an interested ~~Trustee~~trustee and therefore does not serve as a member of the Audit Committee or the Nominating and Corporate Governance Committee. ~~In addition,~~ However, Mr. May is a member of the Executive Committee. Mr. May has further enhanced his experience and skills, in conjunction with the other Trustees, through the Board's oversight of the Fund's officers in dealing with a diverse range of topics, to include but not limited to, portfolio management, legal and regulatory matters, compliance oversight, preparation of financial statements and oversight of the ~~Trust~~Fund's multiple service providers. The Board, in its judgment of Mr. May's long-term professional experience with operating closed-end investment companies, believes Mr. May contributes a depth of knowledge concerning day-to-day operations that ~~further supplements~~facilitates the Board's supervision ~~and warrants his continued selection as a nominee to be a Trustee~~.

Leadership Structure of the Board

The Board, which has overall responsibility for the oversight of the Fund's investment programs and business affairs, believes that it has structured itself in a manner that allows it to effectively perform its oversight obligations. Mr. May, the Chairman of the Board ("Chairman"), is not an Independent Trustee and the Trustees have not appointed a lead Independent Trustee. The Board believes that the use of an Interested Trustee as Chairman is the appropriate leadership structure for the Fund given (i) Mr. May's role in the day to day operations of the Fund's Administrator, (ii) the extent to which the work of the Board is conducted through the Audit Committee and Nominating and Corporate Governance Committee (each of whose meetings is chaired by an Independent Trustee) (iii) the frequency that Independent Trustees meet with their independent legal counsel and auditors in the absence of members of the Fund's Board who are Interested Trustees of the Fund and management, (iv) relatively small size of the Board, and (v) the overall sophistication of the Independent Trustees, both individually and collectively. The Trustees also complete an annual self-assessment during which the Trustees review their overall structure and consider where and how its structure remains appropriate in light of the Fund's current circumstances. The Chairman's role is to preside at all meetings of the Board and in between Board meetings to generally act as the liaison between the Board and the Fund's officers, attorneys and various other service providers, including but not limited to, the Fund's investment adviser, administrator and other such third parties servicing the Fund. The Board believes that having an interested person serve as Chairman of the Board enables Mr. May to more effectively carry out these liaison activities. The Board also believes that it benefits during its meetings from having a person intimately familiar with the operation of the Fund to set the agenda for Board meetings to ensure that important matters are brought promptly to the Board's attention ~~and considered~~.

The Board has three standing committees, each of which enhances the leadership structure of the Board: the Audit Committee~~;~~, the Executive Committee and the Nominating and Corporate Governance ~~Committee; and the Executive~~ Committee. The Audit Committee and Nominating and Corporate Governance Committee are each chaired by, and composed of, members who are Independent Trustees. The Executive Committee consists of ~~one Interested Trustee and~~ two Independent Trustees and one Interested Trustee.

Audit Committee. The role of the Audit Committee is to assist the Board in its oversight of (i) the quality and integrity of Fund's financial statements, reporting process and the independent registered public accounting firm (the "independent accountants") and reviews thereof, (ii) the Fund's accounting and financial reporting policies and practices,

its internal controls and, as appropriate, the internal controls of certain service providers, (iii) the Fund's compliance with legal and regulatory requirements and (iv) the independent accountants' qualifications, independence and performance. The Audit Committee is also required to prepare an audit committee report pursuant to the rules of the SEC for inclusion in the Fund's annual proxy statement. The Audit Committee operates pursuant to the Audit Committee Charter (the "Charter") that was most recently reviewed and approved by the Board on September ~~12, 2011.~~15, 2014. The Charter is available at the Fund's website, ~~www.utilityincomefund.com~~http://www.utilityincomefund.com. As set forth in the Charter, management is responsible for maintaining appropriate systems for accounting and internal control, and the Fund's independent accountants are responsible for planning and carrying out proper audits and reviews. The independent accountants ~~for the Fund~~are ultimately accountable to the Board and to the Audit Committee, as representatives of shareholders. The independent accountants for the Trust report directly to the Audit Committee.

The Audit Committee met two times during the fiscal year ended October 31, ~~2011.~~2014. The Audit Committee is composed of ~~four~~all five of the Fund's Independent Trustees (as such term is defined by the NYSE MKT listing standards); namely, Ms. Mary K. Anstine and Messrs. Jeremy W. Deems, Michael F. Holland, E. Wayne Nordberg, and Larry W. Papasan. None of the members of the Audit Committee are "interested persons" of the Fund.

Executive Committee. The Executive Committee meets periodically to take action, as authorized by the Board, if the Board cannot meet. Members of the Executive Committee are currently Ms. Mary K. Anstine, Mr. E. Wayne Nordberg and Mr. Jeremy O. May. During the fiscal year ended October 31, 2014, the Executive Committee met once.

Nominating and Corporate Governance Committee. The Board has a Nominating and Corporate Governance Committee composed of ~~four~~five Independent Trustees; namely, Ms. Mary K. Anstine and Messrs. Jeremy W. Deems, Michael F. Holland, E. Wayne Nordberg, and Larry W. Papasan. The Nominating Committee met once during the fiscal year ended October 31, ~~2011.~~2014. The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board individuals believed to be qualified to become Board members in the event that a position is vacated or created.

The Nominating and Corporate Governance Committee will consider Trustee candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating and Corporate Governance Committee will take into consideration the needs of the Board, the qualifications of the candidate and the interests of shareholders. The Nominating and Corporate Governance Committee has not determined any minimum qualifications necessary to serve as a Trustee of the Fund, nor has it adopted a formal diversity policy, but it may consider diversity of professional experience, education and skills when evaluating potential nominees. Any such notice by a shareholder that the shareholder wishes to recommend a person for election as a Trustee (i) a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the annual or special meeting; (ii) the name and address, as they appear on the Fund's books, of the shareholder proposing such business or nomination; (iii) a representation that the shareholder is a holder of record of stock of the Fund entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or nomination; (iv) the class and number of shares of the capital stock of the Fund, which are beneficially owned by the shareholder and, if applicable, the proposed nominee to the Board of Trustees; (v) any material interest of the shareholder or nominee in such business; (vi) the extent to which such shareholder (including such shareholder's principals) or the proposed nominee to the Board has entered into any hedging transaction or other arrangement with the effect or intent of mitigating or otherwise managing profit, loss or risk of changes in the value of the common stock or the daily quoted market price of the Fund held by such shareholder (including such shareholder's principals) or the proposed nominee, including independently verifiable information in support of the foregoing; and (vii) in the case of a nomination of any person for election as a Trustee, such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "1934 Act").

The shareholder recommendation described above must be sent to the Fund's Secretary c/o ALPS Fund Services, Inc. The Nominating and Corporate Governance Committee has not adopted a charter. If a charter is adopted in the future, it will be available at the time on the Fund's website (~~www.utilityincomefund.com~~http://www.utilityincomefund.com).

Executive Committee. The Executive Committee meets periodically to take action, as authorized by the Board, if the Board cannot meet. Members of the Executive Committee are currently Ms. Anstine, Mr. Nordberg and Mr. May. During the fiscal year ended October 31, 2011, the Executive Committee met once.

Oversight of Risk Management

The Fund has a multitude of risks, such as investment risk, counter party risk, valuation risk, political risk, risk of operational failures, business continuity risk, regulatory risk, legal risk and other risks not listed here. The Board recognizes that not all risk that may affect the Fund can be known, eliminated or even mitigated. In addition, there are some risks that may not be cost effective or an efficient use of the Fund's limited resources to moderate. As a result of these realities, the Board, through its oversight and leadership, has and will continue to deem it necessary for shareholders of the Fund to bear certain and undeniable risks, such as investment risk, in order for the Fund to operate in accordance with its prospectus, statement of additional information and other related documents.

However, as required under the 1940 Act, the Board has adopted on the Fund's behalf a vigorous risk program that mandates the Funds various service providers, including the investment adviser, to adopt a variety of processes, procedures and controls to identify various risks, mitigate the likelihood of such adverse events from occurring and/or attempt to limit the effects of such adverse events on the Fund. The Board fulfills its leadership role by receiving a variety of quarterly written reports prepared by the Fund's Chief Compliance Officer ("CCO") that (1) evaluate the operation, policies and policies of the Fund's service providers, (2) makes known any material changes to the policies and procedures adopted by the Fund or its service providers since the CCO's last report and (3) disclose any material compliance matters that occurred since the date of the last CCO report. In addition, the Independent Trustees meet quarterly in executive sessions without the presence of any Interested Trustees, the investment adviser, the administrator, or any of their affiliates. This configuration permits the Independent Trustees to effectively receive the information and have private discussions necessary to perform its risk oversight role, exercise independent judgment, and allocate areas of responsibility between the full Board, its various committees and certain Fund officers. Furthermore the Independent Trustees have engaged independent legal counsel and auditors to assist the Independent Trustees in performing their oversight responsibilities. As discussed above and in consideration of other factors not referenced herein, the Board has determined its leadership role concerning risk management, as one of oversight and not active management of the Fund's day-to-day risk management operations.

Fund Share Ownership

Set forth in the table below is the dollar range of equity securities held in the Fund by each of the Trustees as of December 31, 2011.2014. Since the TrustFund is not affiliated or associated with any "Fund Complex," as defined under the 1940 Act, the aggregate dollar range of equity securities in the Fund Complex beneficially owned by each Trustee and nominee for election as Trustee is not applicable to the TrustFund. "Beneficial Ownership" is determined in accordance with Section 16a-1(a)(2) of the 1934 Act.

Name of Trustee*		Dollar Range of Equity Securities Held in the Fund
Non-Interested Trustees		
Mary K. Anstine		$10,000 -[ ] – $50,000[ ]
Jeremy W. Deems		None$[ ] – $[ ]
Michael F. Holland		$10,000 -[ ] – $50,000[ ]
Larry W. Papasan		$50,001 -[ ] – $100,000[ ]
E. Wayne Nordberg		Over $100,000[ ] – $[ ]
Interested TrusteesTrustee		
Jeremy O. May		$10,001 -[ ] – $50,000[ ]

NOTE: Mr. Nordberg did not serve as a Trustee as of December 31, 2011. **Independent Trustee Transactions/Relationships with Fund Affiliates**

As of December 31, ~~2011,~~ 2014, neither the Independent Trustees nor members of their immediate families owned securities, beneficially or of record, of the Adviser or an affiliate or person directly or indirectly controlling, controlled by, or under common control with the Adviser. In addition, over the past five years, neither the Independent Trustees nor members of their immediate families have had any direct or indirect interest, the value of which exceeds $120,000, in the Adviser or any of its affiliates. Further, during each of the last two fiscal years, neither the Independent Trustees nor member of their immediate families have conducted any transactions (or series or transactions) or maintained any direct or indirect relationship in which the amount involved exceeds $120,000 and to which the Adviser or any of its affiliates was a party.

Compensation of Officers and Trustees

The following table sets forth certain information regarding the compensation of the Trustees for the fiscal year ended October 31, ~~2011.~~ 2014. Trustees and Officers of the Fund who are employed by ALPS (such as the Fund's chief compliance officer) or Reaves receive no compensation ~~or expense reimbursement~~ from the Fund. The Fund is not a member or affiliate of any Fund Complex.

Compensation Table For The Fiscal Year Ended October 31, ~~2011~~ 2014

Name of Person and Position*		Aggregate Compensation Paid From the Fund*
Non-Interested Trustees		
Mary K. Anstine~~,~~ *Trustee*		$22,000
~~Trustee~~		~~$24,500.00~~
Jeremy W. Deems *Trustee*		$26,500
~~Trustee~~		~~$25,500.00~~
Michael F. Holland~~,~~ *Trustee*		$24,000
E. Wayne Nordberg		$22,000

Name of Person and Position*		Aggregate Compensation Paid From the Fund*
Trustee		
Larry Papasan		$24,000
Trustee		
~~Larry Papasan,~~		~~$24,000~~
~~*Trustee*~~		
Interested Trustee		
~~Jeremy O. May,~~		
Jeremy O. May		None
Chairman of the Board and Trustee		

~~*Note: Mr. Nordberg did not serve as a Trustee*~~

*   Represents the total compensation paid to such persons during the fiscal year ended October 31, ~~*2011.*~~2014 by the Fund, but excludes reimbursement of actual out-of-pocket expenses relating to the Trustees' attendance at meetings. The Fund is not a member or affiliate of any Fund Complex.

The Fund pays each Independent Trustee not affiliated with ALPS or Reaves, or their affiliates, a quarterly retainer of $3,500 per year plus $2,000 per meeting attended in person and by telephone, together with the Independent Trustee's actual out-of-pocket expenses relating to their attendance at such meetings. Mr. Deems as the Audit Committee Chairman receives an additional per meeting fee equal to $500 per meeting attended in person and by telephone due to the additional duties associated with his position on the Audit Committee. The aggregate remuneration (not including out-of-pocket expenses) paid by the Fund to all Independent Trustees during the fiscal year ended October 31, ~~2011~~2014 amounted to $~~97,000~~118,500. During the fiscal year ended October 31, ~~2011,~~2014, the Trustees met five times. Each Trustee then serving in such capacity attended at least 75% of the meetings of Trustees and of any committee of which he or she is a member. The Fund does not provide any pension or retirement benefits to Trustees.

Codes of Ethics

Reaves and the Fund have each adopted a code of ethics governing personal securities transactions. Under Reaves' code of ethics, Reaves employees may purchase and sell securities (including securities held or eligible for purchase by the Fund), subject to certain pre-clearance and reporting requirements and other procedures. The Fund's code of ethics permits personnel subject thereto to invest in securities, including securities that may be purchased or held by the Fund. However, the Fund's code of ethics generally prohibits, among other things, persons subject thereto from purchasing or selling securities if they know at the time of such purchase or sale that the security is being considered for purchase or sale by the Fund or is being purchased or sold by the Fund.

The codes of ethics can be reviewed and copied at the SEC's public reference room in Washington, DC (call 1-202-942-8090 for information on the operation of the public reference room); on the EDGAR Database on the SEC's Internet site (http://www.sec.gov); or, upon payment of copying fees, by writing the SEC's Public Reference Section, Washington, DC 20549-0102, or by electronic mail at info@sec.gov.

Proxy Voting Policy

Subject to the right of a majority of the Fund's non-interested Trustees to give Reaves written instructions as to the voting or non-voting of proxies on any specific matter, including a matter presenting an actual or potential conflict of interest as described below, the Fund has delegated the voting of proxies with respect to securities owned by it to Reaves. In the absence of such written instructions, Reaves will vote proxies in a manner that it deems to be in the best interests of the Fund. Reaves will consider only those factors that relate to the Fund's investment in the securities to be voted, including how the vote will economically impact and affect the value of the Fund's investment in such securities (keeping in mind that, after conducting an appropriate cost/benefit analysis, not voting at all on a particular matter may be in the best interest of the Fund). In general, Reaves believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund.

Reaves will generally vote to support management recommendations relating to routine matters such as the election of directors (where no corporate governance issues are implicated), the selection of independent auditors, an increase in or reclassification of common stock, the addition or amendment of indemnification provisions in the company's charter or by-laws, changes in the board of directors and compensation of outside directors. Reaves will generally vote in favor of management or shareholder proposals that Reaves believes will maintain or strengthen the shared interests of shareholders and management, increase shareholder value, maintain or increase shareholder influence over the company's board of directors and management and maintain or increase the rights of shareholders.

On non-routine matters, Reaves will generally vote in favor of management proposals for merger or reorganization if the transaction appears to offer fair value, against shareholder proposals that consider only non-financial impacts of mergers or reorganizations and against anti-greenmail provisions.

If a proxy includes a routine matter that implicates corporate governance changes, a non-routine matter to which none of the specific policies described above is applicable, or a matter involving an actual or potential conflict of interest as described below, Reaves may engage an independent third party to determine whether and how the proxy should be voted.

In exercising its voting discretion, Reaves and its employees will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving Reaves (or an affiliate of Reaves), any issuer of a security for which Reaves (or an affiliate of Reaves) acts as sponsor, advisor, manager, custodian, distributor, underwriter, broker or other similar capacity or any person with whom Reaves (or an affiliate of Reaves) has an existing material contract or business relationship not entered into in the ordinary course of business (Reaves and such other persons having an interest in the matter being called "Interested Persons"), Reaves will make written disclosure of the conflict to the disinterested Trustees of the Fund indicating how Reaves proposes to vote on the matter and its reasons for doing so. If Reaves does not receive timely written instructions as to voting or non-voting on the matter from the Fund's disinterested Trustees, Reaves may take any of the following actions which it deems to be in the best interests of the Fund: (i) engage an independent third party to determine whether and how the proxy should be voted and vote or refrain from voting on the matter as determined by the third party; (ii) vote on the matter in the manner proposed to the disinterested Trustees if the vote is against the interests of all Interested Persons; or (iii) refrain from voting on the matter.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended ~~June 30~~December 31 is available without charge, upon request, by calling (800) 644-5571, or on the SEC's website at www.sec.gov.

INVESTMENT ADVISORY AND OTHER SERVICES

Reaves has been managing assets of investment companies since 1993. Reaves maintains a staff of experienced investment professionals to service the needs of its clients.

Except as provided in the administration agreement between ALPS and the Fund (the "Administration Agreement"), the Fund will be responsible for all of its costs and expenses not expressly stated to be payable by Reaves

under the Investment Advisory and Management Agreement between Reaves and the Fund (the "Advisory Agreement") or ALPS under the Administration Agreement. Such costs and expenses to be borne by the Fund include, without limitation: advisory fees, administration fees, trustees' fees, chief compliance officer fees, portfolio transaction expenses, litigation expenses, taxes, costs of preferred shares, costs of borrowings, expenses of conducting repurchase offers for the purpose of repurchasing Fund shares and extraordinary expenses.

The Advisory Agreement became effective on August 26, 2010 for an initial period of two years and continues in effect from year to year thereafter so long as such continuance is approved at least annually (i) by the vote of a majority of the noninterested Trustees of the Fund or of Reaves cast in person at a meeting specifically called for the purpose of voting on such approval and (ii) by the Board or by vote of a majority of the outstanding Shares of the Fund. The agreement may be terminated at any time without penalty on sixty (60) days' written notice by the Trustees of the Fund or Reaves, as applicable, or by vote of the majority of the outstanding shares of the Fund. The agreement will terminate automatically in the event of its assignment. The agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties to the Fund under such agreements on the part of Reaves, or a loss resulting from a breach of fiduciary duty by Reaves with respect to the receipt of compensation for services (in which case damages shall be limited by the 1940 Act), Reaves shall not be liable to the Fund or any shareholder for any loss incurred, to the extent not covered by insurance.

Reaves is an employee-owned corporation organized under the laws of Delaware. It is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. As of ~~March 30, 2012,~~December 31, 2014, Reaves had approximately $~~2.36~~2.9 billion in assets under management. Messrs. William A. Ferer, Ronald J. Sorenson and Louis F. Cimino are controlling persons of Reaves by virtue of their respective positions as President; Chief Executive Officer; and Chief Operating Officer and Treasurer of Reaves.

The total dollar amounts paid to Reaves by the Fund under the Advisory Agreement for the last three fiscal years ended October 31, ~~2011, 2010~~2014, 2013, and ~~2009~~2012 were $~~4,419,795, $3,873,942 and $3,272,273,~~6,630,837, $6,106,647, and $4,826,816, respectively.

Investment Advisory Services

Under the general supervision of the Board, Reaves will carry out the investment and reinvestment of the assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged, and will implement such determinations. Reaves will furnish to the Fund investment advice and provide related office facilities and personnel for servicing the investments of the Fund. Reaves will compensate all Trustees and officers of the Fund who are members of the Reaves organization and who render investment services to the Fund, and will also compensate all other Reaves personnel who provide research and investment services to the Fund.

Portfolio Managers

Other Accounts Managed by Portfolio Managers. There may be certain inherent conflicts of interest that arise in connection with the portfolio managers' management of the Fund's investments and the investments of any other accounts they manage. Such conflicts could include aggregation of orders for all accounts managed by a particular portfolio manager, the allocation of purchases across all such accounts, the allocation of IPOs and any soft dollar arrangements that the Fund's investment adviser may have in place that could benefit the Fund and/or such other accounts. The investment adviser has adopted policies and procedures designed to address any such conflicts of interest to ensure that all management time, resources and investment opportunities are allocated equitably.

The table below identifies (as of [October 31, ~~2011~~2014]), for each portfolio manager, the number of accounts, other than the Fund for which he or she has day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. Unless noted otherwise, none of the accounts shown are subject to fees based on performance.

Name of Portfolio Manager	Registered Investment Companies [1]		Other Pooled Investment Vehicles [2]		Other Accounts [3]	
	Number of Accounts	Total Assets ~~(in millions)~~	Number of Accounts	Total Assets ~~(in millions)~~	Number of Accounts	Total Assets ~~(in millions)~~
[William A. Ferer	1	$~~54~~72,340,744	None	N/A	~~1,205~~16	$~~1,143~~776,291,417
Ronald J. Sorenson	2	$~~135~~550,575,418	None	N/A	~~22~~690	$~~773~~1,134,215,809]

(1) Registered Investment Companies include all open and closed-end mutual funds. For Registered Investment Companies, assets represent net assets of all open-end investment companies and gross assets of all closed-end investment companies.

(2) Other Pooled Investment Vehicles include, but are not limited to, securities of issuers exempt from registration under Section 3(c) of the 1940 Act, such as private placements and hedge funds.

(3) Other Accounts include, but are not limited to, individual managed accounts, separate accounts, institutional accounts, pension funds and collateralized bond obligations.]

Compensation of Portfolio Managers. Compensation paid by the Adviser to the portfolio managers is designed to be competitive and attractive, and primarily consists of a fixed base salary, based on market factors and each person's level of responsibility, and a bonus. The amount of the bonus is based on the overall after-tax profitability of the Firm, each fiscal-year, and the contribution of each portfolio manager to the Firm's overall performance.

Individual compensation is designed to reward the overall contribution of portfolio managers to the performance of the Adviser. To date, the Adviser has not linked bonuses to the performance of any particular portfolio. Compensation levels are set by senior management following a review of overall performance. From time to time, the Adviser has engaged industry consultants to ensure that compensation remains competitive and to identify and plan for new and emerging compensation trends. Equity holders within the Adviser, including the portfolio managers, receive only a modest return on their capital investment, usually a mid-single digit percentage of their share of the Adviser's book value. The Adviser believes this practice is consistent with industry standards and that it allows the Adviser to maximize the incentive compensation pool. This pool is critical in the Adviser's ability to continue to attract and retain professionals of the highest quality while simultaneously growing the intrinsic value of the Adviser. The Adviser has no deferred compensation, stock option or other equity programs. Given the portfolio manager compensation policy described above and the fact that the Adviser has no performance-based advisory relationships, the Adviser does not believe that any material compensation conflicts exist.

Certain Conflicts of Interest. The investment strategy for the Fund includes securities that could also be found in different investment strategies utilized by the Adviser for other clients. As such, securities bought and sold for the Fund may be held and transacted for other clients of the Adviser. No trades are executed between clients of the Adviser (cross trades), including the Fund The Adviser has policies and procedures in place to manage these investment activities.

Consistent with its fiduciary duties, the Adviser allocates trades on an equitable basis with respect to both its investment company and non-investment company clients (including clients in which the Adviser or a person associated with the Adviser may have an interest). No advisory client, including those clients in which the Adviser or persons associated with the Adviser have a direct or indirect beneficial interest is favored by the Adviser over any other client, and each client who participates in an aggregated order participates at the average share price, with transaction costs charged to each such client in accordance with its then in effect commission schedule.

The Adviser's allocation policies apply to fully and partially filled orders as directed by the Portfolio Manager(s) of the applicable accounts.

The Adviser does not aggregate transactions unless it believes that aggregation is consistent with its duty to seek best execution (which includes the duty to seek best price) for its clients and is consistent with the terms of the Adviser's investment advisory agreement with each client for which trades are being aggregated. No advisory client is favored over any other client, and each client that participates in an aggregated order participates at an average share price for all such transactions in that security on a given business day, with transactions costs charged to each such client in accordance with its then in effect commission schedule.

Although, the Adviser rarely participates in Initial Public Offerings ("IPOs"), IPO allocations, whenever possible, will be allocated on a pro-rata basis among all accounts that such allocation would be deemed appropriate given each account's investment strategy and other factors pursuant to the Adviser's policies and procedures.

As a result of such allocations, there may be instances where the Fund will not participate in a transaction that is allocated among other accounts. Additionally, trades executed by different firms, including Reaves, will not be aggregated and allocated as to price; thus, there may be instances where the Fund does not pay or receive the same price as other investment accounts managed by the Adviser. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Trustees of the Fund that the benefits received from Reaves' organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

Portfolio Manager Ownership of Fund Securities. The following table sets forth the dollar range of equity securities in the Fund beneficially owned, as of [October 31, 2011,2014], by each of the portfolio managers identified in the Fund's prospectus.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund[1]
William A. Ferer	$50,001 [$100,001 – $100,000500,000
Ronald J. Sorenson	$10,001 100,001 – $50,000500,000]

(1) "Beneficial Ownership" is determined in accordance with Section 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended.

Administrative Services

Under the Administration Agreement, ALPS Fund Services, Inc. ("ALPS") is responsible for calculating the net asset value of the common shares, and generally managing the business affairs of the Fund, subject to the supervision of the Board. ALPS will furnish to the Fund all office facilities, equipment and personnel for administering the affairs of the Fund. ALPS will compensate all Trustees and officers of the Fund who are members of the ALPS organization and who render executive and administrative services to the Fund, and will also compensate all other ALPS personnel who perform management and administrative services for the Fund. ALPS' administrative services include, preparation and filing of documents required to comply with federal and state securities laws, supervising the activities of the Fund's custodian and transfer agent, providing assistance in connection with the Trustees and shareholders' meetings, providing services in connection with repurchase offers, if any, and other administrative services necessary to conduct the Fund's business. Under the Administration Agreement, ALPS is also obligated to pay all expenses incurred by the Fund, with the exception of advisory fees, portfolio transaction expenses, chief compliance officer fees, trustees' fees, litigation expenses, taxes, costs of preferred shares, costs of borrowings, expenses of conducting repurchase offers for the purpose of repurchasing Fund shares and extraordinary expenses.

For its services under the Administration Agreement ALPS receives a monthly fee at the annual rate of 0.265% of the Fund's average daily total assets. The total dollar amounts paid by the Fund to ALPS under the Administration Agreement for the last three fiscal years ended October 31, ~~2011, 2010~~2014, 2013, and ~~2009~~2012 were $~~2,036,949, $1,785,382 and $1,508,091,~~3,055,951, $2,814,368, and $2,224,533, respectively.

Under a Chief Compliance Officer Services Agreement ("CCO Services Agreement") between the Fund and ALPS, ALPS is responsible for rendering to the Fund such advice and services as are required to be performed by a Chief Compliance Officer of the Fund ("CCO") pursuant to Rule 38a-1 under the 1940 Act ("Rule 38a-1"). The services include, but are not limited to: the appointment of an employee of ALPS to serve as CCO, subject to the Board's approval of the same; reviewing and revising the written compliance policies and procedures of the Fund (the "Compliance Program"); administering and enforcing the Fund's Compliance Program; reviewing and monitoring the compliance policies and procedures of the Fund's key service providers; and performing an annual evaluation of the Fund's Compliance Program, and the service providers' compliance policies and procedures, as required under Rule 38a-1. Pursuant to the terms and conditions of the CCO Services Agreement, the Fund has agreed to share in the allocation of expenses for receipt of the aforementioned services performed by ALPS in an annual amount not to exceed $39,000 per year. The CCO Services Agreement can be immediately terminated by the Fund under certain circumstances, such as if the individual appointed by ALPS to serve as CCO is not acceptable, or becomes unacceptable, to the Fund.

ADDITIONAL INFORMATION ABOUT NET ASSET VALUE

For purposes of determining the net asset value of the Fund's common shares, exchange traded options are valued at the last reported sale price at the close of the principal exchange or board of trade on which such option or contract is traded, or in the absence of a sale, at the mean between the last reported bid and asked prices. Non-exchange traded options are also valued at the mean between the last reported bid and asked prices. Forward currency contracts are valued at the mean between reported bid and asked prices. Financial futures contracts listed on commodity exchanges and exchange-traded options are valued at closing settlement prices.

Generally, the Fund completes its trading in foreign securities (if any) each day at various times prior to the close of the NYSE MKT. The values of these securities used in determining the net asset value of the Fund's common shares generally are computed as of such times. Occasionally, events affecting the value of foreign securities may occur between such times and the close of the NYSE MKT which will not be reflected in the computation of the Fund's net asset value (unless the Fund deems that such events would materially affect its net asset value, in which case an adjustment would be made and reflected in such computation). Foreign securities and currency held by the Fund will be valued in U.S. dollars; such values will be computed by the custodian based on foreign currency exchange rate quotations supplied by an independent quotation service.

PORTFOLIO TRADING

Decisions concerning the execution of portfolio security transactions, including the selection of the market and the executing firm, are made by Reaves. Reaves is also responsible for the execution of transactions for all other accounts managed by it. Reaves places the portfolio security transactions of the Fund and of all other accounts managed by it for execution with many firms. While Reaves, as a registered broker-dealer, regularly acts as executing broker in equity securities transactions for other clients, it generally will not act as executing broker for the Fund. Whether Reaves acts as executing broker or places transactions for execution with other firms, Reaves uses its best efforts to obtain execution of portfolio security transactions at prices which are advantageous to the Fund and at reasonably competitive spreads or (when a disclosed commission is being charged) at reasonably competitive commission rates. In seeking such execution, Reaves will use its best judgment in evaluating the terms of a transaction, and will give consideration to various relevant factors, including without limitation the full range and quality of the executing firm's services, the value of the brokerage and research services provided, the responsiveness of the firm to Reaves, the size and type of the transaction, the nature and character of the market for the security, the confidentiality, speed and certainty of effective execution required for the transaction, the general execution and operational capabilities of the executing firm, the reputation, reliability, experience and financial condition of the firm, the value and quality of the services rendered by the firm in this and other transactions, and the reasonableness of the spread or commission, if any.

Transactions on stock exchanges and other agency transactions involve the payment of negotiated brokerage commissions. Such commissions vary among different broker-dealer firms, and a particular broker-dealer may charge different commissions according to such factors as the difficulty and size of the transaction and the volume of business done with such broker-dealer. Transactions in foreign securities often involve the payment of brokerage commissions, which may be higher than those in the United States. There is generally no stated commission in the case of securities traded in the over-the- counter markets, but the price paid or received usually includes an undisclosed dealer markup or markdown. In an underwritten offering the price paid often includes a disclosed fixed commission or discount retained by the underwriter or dealer.

Fixed income obligations which may be purchased and sold by the Fund are generally traded in the over-the-counter market on a net basis (*i.e.*, without commission) through broker-dealers or banks acting for their own account rather than as brokers, or otherwise involve transactions directly with the issuers of such obligations. The Fund may also purchase fixed income and other securities from underwriters, the cost of which may include undisclosed fees and concessions to the underwriters.

Although spreads or commissions paid on portfolio security transactions will, in the judgment of Reaves, be reasonable in relation to the value of the services provided, commissions exceeding those which another firm might charge may be paid to broker-dealers who were selected to execute transactions on behalf of Reaves' clients in part for providing brokerage and research services to Reaves.

As authorized in Section 28(e) of the 1934 Act, a broker or dealer who executes a portfolio transaction on behalf of the Fund may receive a commission which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction. Accordingly, Reaves may utilize brokers or dealers that provide additional brokerage or research services and charge commissions in excess of other brokers or dealers (soft dollar arrangements) if it determines in good faith that such compensation was reasonable in relation to the value of the brokerage and research services provided. This determination may be made on the basis of that particular transaction or on the basis of overall responsibilities which Reaves and its affiliates have for accounts over which they exercise investment discretion. In making any such determination, Reaves will not attempt to place a specific dollar value on the brokerage and research services provided or to determine what portion of the commission should be related to such services. Brokerage and research services may include advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; effecting securities transactions and performing functions incidental thereto (such as clearance and settlement); and the "Research Services" referred to in the next paragraph.

It is a common practice of the investment advisory industry and of the advisers of investment companies, institutions and other investors to receive research, analytical, statistical and quotation services, data, information and other services, products and materials which assist such advisers in the performance of their investment responsibilities ("Research Services") from broker-dealer firms which execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, Reaves receives Research Services from many broker-dealer firms with which Reaves places the Fund's transactions. These Research Services include such matters as general economic, political, business and market information, industry and company reviews, evaluations of securities and portfolio strategies and transactions, proxy voting data and analysis services, technical analysis of various aspects of the securities market, recommendations as to the purchase and sale of securities and other portfolio transactions, financial, industry and trade publications, news and information services, pricing and quotation equipment and services, and research oriented computer hardware, software, data bases and services. Any particular Research Service obtained through a broker-dealer may be used by Reaves in connection with client accounts other than those accounts which pay commissions to such broker-dealer. Any such Research Service may be broadly useful and of value to Reaves in rendering investment advisory services to all or a significant portion of its clients, or may be relevant and useful for the management of only one client's account or of a few clients' accounts, or may be useful for the management of merely a segment of certain clients' accounts, regardless of whether any such account or accounts paid commissions to the broker-dealer through which such Research Service was obtained. The advisory fee paid by the Fund is not reduced because Reaves receives such Research Services. Reaves evaluates the nature and quality of the various Research Services obtained through broker-dealer firms and attempts to allocate sufficient portfolio security

transactions to such firms to ensure the continued receipt of Research Services which Reaves believes are useful or of value to it in rendering investment advisory services to its clients.

Reaves may also receive Research Services from underwriters and dealers in fixed-price offerings, which Research Services are reviewed and evaluated by Reaves in connection with its investment responsibilities. The investment companies advised by Reaves or its affiliates may allocate trades in such offerings to acquire information relating to the performance, fees and expenses of such companies and other mutual funds, which information is used by the Trustees of such companies to fulfill their responsibility to oversee the quality of the services provided by various entities, including Reaves, to such companies. Such companies may also pay cash for such information.

Subject to the requirement that Reaves shall use its best efforts to seek and execute portfolio security transactions at advantageous prices and at reasonably competitive spreads or commission rates, Reaves is authorized to consider as a factor in the selection of any broker-dealer firm with whom portfolio orders may be placed the fact that such firm has sold or is selling shares of the Fund or of other investment companies advised by Reaves.

Securities considered as investments for the Fund may also be appropriate for other investment accounts managed by Reaves or its affiliates. Whenever decisions are made to buy or sell securities by the Fund and one or more of such other accounts simultaneously, Reaves will allocate the security transactions (including "hot" issues) in a manner which it believes to be equitable under the circumstances. As a result of such allocations, there may be instances where the Fund will not participate in a transaction that is allocated among other accounts. Additionally, trades executed by different firms, including Reaves, will not be aggregated and allocated as to price; thus, there may be instances where the Fund does not pay or receive the same price as other investment accounts managed by Reaves. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Trustees of the Fund that the benefits received from Reaves' organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

The Fund paid brokerage commissions in the aggregate amounts of $~~487,360, $565,389~~396,946, $437,288, and $~~1,078,770~~474,654 during fiscal years ended October 31, ~~2011, 2010~~2014, 2013, and ~~2009,~~2012, respectively, not including the gross underwriting spread on securities purchased in underwritten public offerings. Brokerage commission expense in ~~2009 was higher than in the other two years due to increased volatility of the equities markets and the selling that was required to maintain compliance with the then in place Fitch asset coverage ratio requirements applicable to the auction market preferred shares, which were subsequently retired.~~2013 was higher than in 2014 due to higher portfolio turnover in 2013 as compared to 2014.

The Fund did not pay any brokerage commissions during fiscal years ended October 31, ~~2011, 2010~~2014, 2013 or ~~2009~~2012 to any broker that (1) is an affiliated person of the Fund, (2) is an affiliated person of an affiliated person of the Fund or (3) has an affiliated person that is an affiliated person of the Fund or the investment adviser.

During the Fund's last fiscal year, pursuant to agreements or understandings with brokers or otherwise through an internal allocation procedure, the investment adviser directed certain of the Fund's brokerage transactions to certain brokers because of the research services provided by those brokers as described above. The aggregate principal amount of the transactions involved was $~~141,655,974~~[___] and the aggregate amount of the related commissions was $~~224,736.68~~[___] for fiscal year ended October 31, ~~2011.~~2014.

The Fund had not acquired during its most recent fiscal year securities of its regular brokers or dealers as defined in Rule 10b-1 under the 1940 Act, or their parents.

PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS

As of ~~June 19, 2012,~~[___], 2015, the following persons beneficially own five percent or more of the Fund's outstanding common shares: [___]

Name	Address	Percentage Ownership	Type of Ownership (Record, Beneficial or Both)
Merrill Lynch	101 Hudson Street, 9th Floor Jersey City, NJ 07302	22.74%	Beneficial
First Clearing LLC	2801 Market Street 9F Mail Code MO3540 St. Louis, MO 63103	11.36%	Beneficial
Charles Schwab & Co., Inc.	P.O. Box 64930 Phoenix, AZ 85082-4930	9.06%	Beneficial
National Financial Services LLC	P.O. Box 673004 Dallas, TX 75267-3004	8.82%	Beneficial
Morgan Stanley Smith Barney	Harbor Financial Center Plaza 2, 3rd Floor Jersey City, NJ 07311	5.54%	Beneficial

Name	Address	Percentage Ownership	Type of Ownership (Record, Beneficial or Both)
[__]	[__] [__]	[___]%	[__]
[__]	[__]		
	[__]	[___]%	[__]

As of ~~June 19, 2012,~~[   ], 2015, no person "controls" the Fund, based on the meaning of control set out in Form N-2.

As of ~~June 19, 2012,~~ [   ], 2015, the officers and Trustees of the Fund, as a group, own less than 1% of the Fund's outstanding voting securities.

TAXES

The Fund ~~intends to elect~~has elected to be treated and ~~to qualify~~has qualified each year as a regulated investment company (a "RIC") under the Code, and the Fund intends to so qualify in the future. Accordingly, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income (including tax-exempt interest) from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies; (ii) diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund's total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund's total assets is invested in the securities of any issuer (other than U.S. government securities and the securities of other regulated investment companies) or of any two or more issuers that the

Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses and (iii) distribute substantially all of its net income and net short-term and long-term capital gains (after reduction by any available capital loss carryforwards) in accordance with the timing requirements imposed by the Code, so as to maintain its RIC status and to avoid paying any federal income or excise tax. To the extent it qualifies for treatment as a RIC and satisfies the above-mentioned distribution requirements, the Fund will not be subject to federal income tax on income paid to its shareholders in the form of dividends or capital gain distributions.

In order to avoid incurring a federal excise tax obligation, the Code requires that the Fund distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (which is the excess of its realized net long-term capital gain over its realized net short-term capital loss), generally computed on the basis of the one-year period ending on October 31 of such year, after reduction by any available capital loss carryforwards, plus (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the Fund paid no federal income tax. Under current law, provided that the Fund qualifies as a RIC for federal income tax purposes, the Fund should not be liable for any income, corporate excise or franchise tax in the state of Delaware.

If the Fund does not qualify as a RIC for any taxable year, the Fund's taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to the shareholder as ordinary income. Such distributions generally will be eligible (i) for the dividends received deduction in the case of corporate shareholders and (ii) for treatment as "qualified dividends" in the case of individual shareholders. In addition, in order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

Distributions from the Fund generally will be taxable to common shareholders as dividend income to the extent derived from investment income and net short-term capital gains, as described below, and as determined at the end of the year. Distributions of net capital gains (that is, the excess of net gains from the sale of capital assets held more than one year over net losses from the sale of capital assets held for not more than one year) properly designated as capital gain dividends ("Capital Gain Dividends") will be taxable to common shareholders as long-term capital gain, regardless of how long a common shareholder has held the shares in the Fund.

If a common shareholder's distributions are automatically reinvested pursuant to the Plan and the Plan Administrator invests the distribution in shares acquired on behalf of the shareholder in open-market purchases, for U.S. federal income tax purposes, the common shareholder will generally be treated as having received a taxable distribution in the amount of the cash dividend that the common shareholder would have received if the shareholder had elected to receive cash. If a common shareholder's distributions are automatically reinvested pursuant to the Plan and the Plan Administrator invests the distribution in newly issued shares of the Fund, the common shareholder will generally be treated as receiving a taxable distribution equal to the fair market value of the stock the common shareholder receives.

Certain income distributions paid by the Fund to individual taxpayers are taxed at rates equal to those applicable to net long-term capital gains (~~15%, or zero for certain individuals in lower tax brackets~~currently subject to a maximum rate of 20%). This tax treatment applies only if certain holding period requirements and other requirements are satisfied by the common shareholder and the dividends are attributable to qualified dividends received by the Fund itself. For this purpose, "qualified dividends" means dividends received by the Fund from United States corporations and qualifying foreign corporations, provided that the Fund satisfies certain holding period and other requirements in respect of the stock of such corporations. In the case of securities lending transactions, payments in lieu of dividends are not qualified dividends. Dividends received by the Fund from REITs are qualified dividends eligible for this lower tax rate only in limited circumstances. ~~These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. Thereafter, the Fund's dividends, other than capital gain dividends, will be fully taxable at ordinary income tax rates unless further Congressional legislature action is taken.~~

A dividend will not be treated as qualified dividend income (whether received by the Fund or paid by the Fund to a shareholder) if (1) the dividend is received with respect to any share held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to

make related payments with respect to positions in substantially similar or related property or (3) if the recipient elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. Distributions of income by the Fund other than qualified dividend income and distributions of net realized short-term gains (on stocks held for one year or less) are taxed as ordinary income, at rates currently up to ~~35~~39.6%.

The benefits of the reduced tax rates applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual shareholders.

The Fund's investment in zero coupon and certain other securities will cause it to realize income prior to the receipt of cash payments with respect to these securities. Such income will be accrued daily by the Fund and, in order to avoid a tax payable by the Fund, the Fund may be required to liquidate securities that it might otherwise have continued to hold in order to generate cash so that the Fund may make required distributions to its shareholders.

Investments in lower rated or unrated securities may present special tax issues for the Fund to the extent that the issuers of these securities default on their obligations pertaining thereto. The Code is not entirely clear regarding the federal income tax consequences of the Fund's taking certain positions in connection with ownership of such distressed securities.

Any recognized gain or income attributable to market discount on long-term debt obligations (*i.e.*, obligations with a term of more than one year except to the extent of a portion of the discount attributable to original issue discount) purchased by the Fund is taxable as ordinary income. A long-term debt obligation is generally treated as acquired at a market discount if purchased after its original issue at a price less than (i) the stated principal amount payable at maturity, in the case of an obligation that does not have original issue discount or (ii) in the case of an obligation that does have original issue discount, the sum of the issue price and any original issue discount that accrued before the obligation was purchased, subject to a de minimis exclusion.

The Fund's investments in options, futures contracts, hedging transactions, forward contracts (to the extent permitted) and certain other transactions will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale, short sale and other rules), the effect of which may be to accelerate income to the Fund, defer Fund losses, cause adjustments in the holding periods of securities held by the Fund, convert capital gain into ordinary income and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. The Fund may be required to limit its activities in options and futures contracts in order to enable it to maintain its RIC status.

The Fund's transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Common shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes.

If the Fund acquires any equity interest in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or that hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to U.S. federal income tax and additional interest charges on "excess distributions" received from such companies or on gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. An election may generally be available that would ameliorate these adverse tax consequences, but any such election could require the Fund to recognize taxable income or gain (subject to tax distribution requirements) without the concurrent receipt of cash. These investments could also result in the treatment of associated capital gains as ordinary income. The Fund may limit and/or manage its holdings in passive foreign investment companies to limit its tax liability or maximize its return from these investments.

The sale, exchange or redemption of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than twelve months. Otherwise, the gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. Long-term capital gain rates applicable to individuals have been reduced, in general, to 15% (or ~~zero~~a lower rate for certain individuals in lower tax brackets)~~; however, such rates are set to expire after December 31, 2012 absent further regulation~~. Any loss realized upon the sale or exchange of Fund shares with a holding period of 6 months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received with respect to such shares. In addition, all or a portion of a loss realized on a redemption or other disposition of Fund shares may be disallowed under "wash sale" rules to the extent the shareholder acquires other shares of the same Fund (whether through the reinvestment of distributions or otherwise) within the period beginning 30 days before the redemption of the loss shares and ending 30 days after such date. Any disallowed loss will result in an adjustment to the shareholder's tax basis in some or all of the other shares acquired.

Sales charges paid upon a purchase of shares cannot be taken into account for purposes of determining gain or loss on a sale of the shares before the 91st day after their purchase to the extent a sales charge is reduced or eliminated in a subsequent acquisition of shares of the Fund (or of another fund) pursuant to the reinvestment or exchange privilege. Any disregarded amounts will result in an adjustment to the shareholder's tax basis in some or all of any other shares acquired.

Dividends and distributions on the Fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the Fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund's net asset value also reflects unrealized losses. Certain distributions declared in October, November or December and paid in the following January will be taxed to shareholders as if received on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, Shareholders will be treated as having received such dividends in the taxable year in which the distributions were actually made.

~~Recently enacted legislation generally imposes~~In addition to the taxes set forth above, a tax of 3.8% is imposed on the "net investment income" of certain individuals, trusts and estates ~~for taxable years beginning after December 31, 2012.~~. Among other items, net investment income generally includes gross income from both ordinary income dividends as well as capital gains dividends.

Amounts paid by the Fund to individuals and certain other shareholders who have not provided the Fund with their correct taxpayer identification number ("TIN") and certain certifications required by the Internal Revenue Service (the "IRS") as well as shareholders with respect to whom the Fund has received certain information from the IRS or a broker may be subject to "backup" withholding of federal income tax arising from the Fund's taxable dividends and other distributions as well as the gross proceeds of sales of shares, at a rate equal to the fourth highest rate of tax applicable to a single individual (in ~~2012,~~2015, 28%). An individual's TIN is generally his or her social security number. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Shareholder may be refunded or credited against such Shareholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

The foregoing discussion does not address the special tax rules applicable to certain classes of investors, such as tax-exempt entities, foreign investors, insurance companies and financial institutions. Shareholders should consult their own tax advisers with respect to special tax rules that may apply in their particular situations, as well as the state, local, and, where applicable, foreign tax consequences of investing in the Fund.

The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. The IRS has taken the position that if a RIC has more than one class of shares, it may designate distributions made to each class in any year as consisting of no more than that class's proportionate share of particular types of income for that year, including ordinary income and net capital gain. A class's proportionate share of a particular type of income for a year is determined according to the percentage of total dividends paid by the RIC during that year to

the class. Accordingly, the Fund intends to designate a portion of its distributions in capital gain dividends in accordance with the IRS position.

Although the matter is not free from doubt, due to the absence of direct regulatory or judicial authority, under current law the manner in which the Fund intends to allocate items of ordinary income and net capital gain among the Fund's common shares and auction preferred shares is likely to be respected for federal income tax purposes. It is possible that the IRS could disagree with counsel's opinion and attempt to reallocate the Fund's net capital gain or other taxable income.

State and Local Taxes

Shareholders should consult their own tax advisers as to the state or local tax consequences of investing in the Fund.

OTHER INFORMATION

The Fund is an organization of the type commonly known as a "Delaware statutory trust." Under Delaware law, shareholders of such a trust may, in certain circumstances, be held personally liable as partners for the obligations of the trust. The Declaration of Trust contains an express disclaimer of shareholder liability in connection with the Fund property or the acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund property of any shareholder held personally liable for the claims and liabilities to which a shareholder may become subject by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself is unable to meet its obligations. The Fund has been advised by its counsel that the risk of any shareholder incurring any liability for the obligations of the Fund is remote.

The Declaration of Trust provides that the Trustees will not be liable for actions taken in good faith in the reasonable belief that such actions were in the best interests of the Fund or, in the case of any criminal proceeding, as to which a Trustee did not have reasonable cause to believe that such actions were unlawful; but nothing in the Declaration of Trust protects a Trustee against any liability to the Fund or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. Voting rights are not cumulative, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees and, in such event, the holders of the remaining less than 50% of the shares voting on the matter will not be able to elect any Trustees.

The Declaration of Trust provides that no person shall serve as a Trustee if shareholders holding two-thirds of the outstanding shares entitled to vote on the election of such trustee have voted to remove him from that office.

The Fund's prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

~~Deloitte & Touche LLP~~[_____] is the Fund's independent registered public accounting firm, providing audit services, tax return preparation, and assistance and consultation with respect to the preparation of filings with the SEC.

CUSTODIAN, TRANSFER AGENT, DIVIDEND PAYING AGENT AND REGISTRAR

~~The Bank of New York Mellon ("BNY Mellon"), 101 Barclay Street, New York, NY 10286,~~ State Street Bank & Trust Company ("State Street"), 2 Avenue de Lafayette, Boston, MA 02111, is the Fund's custodian and as such maintains custody of the Fund's securities, cash and other assets. ~~BNY Mellon~~State Street is a global financial services company that provides various financial services to institutions, corporations and individuals. ~~BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation. Computershare Shareowner Services, LLC ("Computershare"), 480 Washington Boulevard,~~

~~Jersey City, NJ 07310,~~DST Systems, Inc. ("DST"), 333 West 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund's transfer agent, dividend paying agent, and registrar. ~~Computershare~~DST also serves as the plan administrator for the Fund's Dividend Reinvestment Plan. ~~Prior to the January 3, 2012, acquisition of the shareowner services business of The Bank of New York Mellon Corporation by Computershare, these services were provided by BNY Mellon Shareowner Services.~~

FINANCIAL STATEMENTS

The audited financial statements listed below are incorporated herein by reference from the Fund's Annual Report to Shareholders for the fiscal year ended October 31, ~~2011~~2014 as filed on Form N-CSR with the SEC on January 9, ~~2012~~2015 (no. 811-21432). These financial statements have been audited by ~~Deloitte & Touche LLP~~[_____] whose report thereon appears in the Annual Report. All other portions of the Annual Report to Shareholders are not incorporated herein by reference and are not part of the Registration Statement. A copy of the Annual Report to Shareholders may be obtained without charge by writing to the Fund at its address at 1290 Broadway, Suite 1100, Denver, Colorado 80203 or by calling the Fund' toll free at (800) 644-5571.

- Report of independent registered public accounting firm

- Schedule of Investments at October 31, ~~2011~~2014

- Statement of Assets And Liabilities at October 31, ~~2011~~2014

- Statement of Operations for the fiscal year ended October 31, ~~2011~~2014

- Statement of Changes in Net Assets for the fiscal years ended October 31, ~~2011~~2014 and ~~2010~~2013

- Statement of Cash Flows for the fiscal year ended October 31, ~~2011~~2014

_____

- Financial Highlights - Selected Per Share Data and Ratios

_____

- Notes to Financial Statements

The unaudited financial statements listed below are incorporated herein by reference from the Fund's Semi-Annual Report to Shareholders for the six month period ended April 30, 2015 as filed on Form N-CSR with the SEC on July 7, 2015 (no. 811-21432). All other portions of the Semi-Annual Report to Shareholders are not incorporated herein by reference and are not part of the Registration Statement. A copy of the Semi-Annual Report to Shareholders may be obtained without charge by writing to the Fund at its address at 1290 Broadway, Suite 1100, Denver, Colorado 80203 or by calling the Fund' toll free at (800) 644-5571.

- Schedule of Investments at April 30, 2015

- Statement of Assets And Liabilities at April 30, 2015

- Statement of Operations for the six month period ended April 30, 2015

- Statement of Changes in Net Assets for the six month period ended April 30, 2015

- Statement of Cash Flows for the six month period ended April 30, 2015

- Financial Highlights - Selected Per Share Data and Ratios

- Notes to Financial Statements

APPENDIX A:

<center>**CREDIT RATINGS**</center>

<center>**MOODY'S RATINGS**</center>

Long-Term Obligation Ratings

Moody's long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody's Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.

> **Aaa:** Obligations rated Aaa are judged to be of the highest quality, ~~with minimal~~subject to the lowest level of credit risk.

> **Aa:** Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

> **A:** Obligations rated A are considered upper-medium grade and are subject to low credit risk.

> **Baa:** Obligations rated Baa are judged to be medium-grade and subject to moderate credit ~~risk. They are considered medium grade and~~riskand as such may possess certain speculative characteristics.

> **Ba:** Obligations rated Ba are judged to ~~have~~be speculative ~~elements~~ and are subject to substantial credit risk.

> **B:** Obligations rated B are considered speculative and are subject to high credit risk.

> **Caa:** Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

> **Ca:** Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

> **C:** Obligations rated C are the lowest rated class and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

Short-Term Obligations Ratings

Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

> **P-1:** Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP: Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: Canadian issuers rated P-1 or P2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

STANDARD & POORS' RATINGS

Issue Credit Rating Definitions

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. ~~The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating.~~ Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

- Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

- Nature of and provisions of the obligation;

- Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

Investment Grade

AAA: An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Speculative Grade

BB, B, CCC, CC, and C: Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.

~~C~~

~~A 'C' rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.~~**C:** An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D: An obligation rated 'D' is in ~~payment default. The 'D'~~default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation~~, including a regulatory capital instrument,~~ are not made on the date due ~~even if the applicable grace period has not expired~~, unless Standard & Poor's believes that such payments will be made ~~during such grace period. The 'D'~~within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action ~~if payments~~and where default on an obligation ~~are jeopardized~~is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to ~~'D' upon completion of~~'D' if it is subject to a distressed exchange offer~~, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par~~.

Plus (+) or minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

N.R.: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A-1: A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated 'B' is regarded as ~~having~~vulnerable and has significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial ~~commitment on the obligation~~commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial ~~commitment on the obligation.~~commitments.

B-1: A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2: A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3: A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meets its financial commitments over the short-term compared to other speculative-grade obligors.

C: A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated ~~'~~'D~~'~~' is in ~~payment default. The 'D'~~default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation~~, including a regulatory capital instrument,~~ are not made on the date due ~~even if the applicable grace period has not expired~~, unless Standard & Poor~~'~~'s believes that such payments will be made ~~during such grace period. The 'D'~~within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action ~~if payments on an obligation are jeopardized.~~and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

FITCH'S RATINGS

International Issuer and Credit Rating Scales

The Primary Credit Rating Scales (those featuring the symbols 'AAA'-'D' and 'F1'-'D') are used for debt and financial strength ratings.

Long-Term Credit Ratings – Issuer Credit Rating Scales

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (IDRs). IDRs opine on an entity's relative vulnerability to default on financial obligations. The "threshold" default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

Investment Grade

AAA: Highest credit quality. "AAA" ratings denote the lowest expectation of default risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality. "AA" ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality. "A" ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality. "BBB" ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Speculative Grade

BB: Speculative. "BB" ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

B: Highly speculative. "B" ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial credit risk. Default is a real possibility.

CC: Very high levels of credit risk. Default of some kind appears probable.

C: Exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a 'C' category rating for an issuer include: (a) the issuer has entered into a grace or cure period following

non-payment of a material financial obligation; (b) the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or (c) Fitch Ratings otherwise believes a condition of 'RD' or 'D' to be imminent or inevitable, including through the formal announcement of a distressed debt exchange.

RD: Restricted Default: 'RD' ratings indicate an issuer that in Fitch Ratings' opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased operating. This would include: (a) the selective payment default on a specific class or currency of debt; (b) the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; (c) the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or (d) execution of a distressed debt exchange on one or more material financial obligations.

D. Default: 'D' ratings indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a ~~coercive~~distressed debt exchange.

"Imminent" default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a ~~coercive~~distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.

Note: The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-Term IDR category, or to Long-Term IDR categories below 'B'.

Limitations of the Issuer Credit Rating Scale:

Specific limitations relevant to the issuer credit rating scale include:

- The ratings do not predict a specific percentage of default likelihood over any given time period.

- The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change.

- The ratings do not opine on the liquidity of the issuer's securities or stock.

- The ratings do not opine on the possible loss severity on an obligation should an issuer default.

- The ratings do not opine on the suitability of an issuer as counterparty to trade credit.

- The ratings do not opine on any quality related to an issuer's business, operational or financial profile other than the agency's opinion on its relative vulnerability to default.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader's convenience.

Short-Term Ratings Assigned to Obligations in Corporate, Public and Structured Finance

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1: Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2: Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near-term adverse changes in financial and economic conditions.

C: High short-term default risk. Default is a real possibility.

RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. ~~Applicable~~Typically applicable to entity ratings only.

D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Limitations of the Short-Term Ratings Scale:

Specific limitations relevant to the Short-Term Ratings scale include:

- The ratings do not predict a specific percentage of default likelihood over any given time period.

- The ratings do not opine on the market value of any issuer's securities or stock, or the likelihood that this value may change.

- The ratings do not opine on the liquidity of the issuer's securities or stock.

- The ratings do not opine on the possible loss severity on an obligation should an obligation default.

- The ratings do not opine on any quality related to an issuer or transaction's profile other than the agency's opinion on the relative vulnerability to default of the rated issuer or obligation.

Ratings assigned by Fitch Ratings articulate an opinion on discrete and specific areas of risk. The above list is not exhaustive, and is provided for the reader's convenience.

ADDITIONAL INFORMATION:

'Not Rated' or 'NR': A designation of 'Not Rated' or 'NR' is used to denote securities not rated by Fitch where Fitch has rated some, but not all, securities comprising an issuance capital structure.

'Withdrawn': The rating has been withdrawn and the issue or issuer is no longer rated by Fitch. Indicated in rating databases with the symbol 'WD'.

* * * * * * * *

Notes: Bonds which are unrated expose the investor to risks with respect to capacity to pay interest or repay principal which are similar to the risks of lower-rated speculative bonds. The Fund is dependent on the Adviser's judgment, analysis and experience in the evaluation of such bonds.

Investors should note that the assignment of a rating to a bond by a rating service may not reflect the effect of recent developments on the issuer's ability to make interest and principal payments.

The ratings indicated herein are believed to be the most recent ratings available at the date of this Statement of Additional Information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which would be given to these securities on the date of the Fund's fiscal year end.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)   Financial Statements

Financial Statements Included in Part A:

Financial Highlights for fiscal years ended October 31, 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, and 2014.

Financial Statements Included in Part B:

Incorporated into Part B by reference to Registrant's most recent Certified Shareholder Report on Form N-CSR, dated January 9, 2015 (File No. 811-21432):

Report of independent registered public accounting firm

Schedule of Investments at October 31, 2014

Statement of Assets And Liabilities at October 31, 2014

Statement of Operations for the year ended October 31, 2014

Statement of Changes in Net Assets for the years ended October 31, 2014 and 2013

Statement of Cash Flows for the year ended October 31, 2014

Financial Highlights - Selected Per Share Data and Ratios

Notes to Financial Statements

Incorporated into Part B by reference to registrant's most recent Certified Shareholder Report on Form N-CSR, dated July 7, 2015 (no. 811-21432).

Schedule of Investments at April 30, 2015

Statement of Assets And Liabilities at April 30, 2015

Statement of Operations for the six month period ended April 30, 2015

Statement of Changes in Net Assets for the six month period ended April 30, 2015

Statement of Cash Flows for the six month period ended April 30, 2015

Financial Highlights - Selected Per Share Data and Ratios

Notes to Financial Statements

(2)   Exhibits

   (a)   Agreement and Declaration of Trust dated September 15, 2003 (Incorporated by reference from post-effective amendment no. 1 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on October 22, 2003)

   (b)   Amended and Restated Bylaws dated March 10, 2009 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

   (c)   Not applicable

   (d)

      (1)   Form of Certificate for Common Shares of Beneficial Interest (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

      (2)   Form of Subscription Certificate for Rights Offering *

      (3)   Form of Notice of Guaranteed Delivery for Rights Offering *

   (e)   Dividend Reinvestment Plan dated February 20, 2004 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

   (f)   Not applicable

   (g)   Investment Advisory and Management Agreement dated August 26, 2010 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

   (h)   Underwriting Agreement (Incorporated by reference from post-effective amendment no. 8 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on June 25, 2004)

   (i)   Not applicable

   (j)   Custody Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

   (k)

      (1)   Stock Transfer Agency Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

      (2)

         (a)   Administration, Bookkeeping and Pricing Services Agreement dated February 24, 2004 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(b)   Amendment to Administration, Bookkeeping and Pricing Services Agreement dated September 1, 2006 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(c)   Amendment to Administration, Bookkeeping and Pricing Services Agreement dated December 4, 2011 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(3)   Form of Subscription Agent Agreement *

(4)   Form of Information Agent Agreement *

(5)   Chief Compliance Officer Services Agreement dated September 8, 2009 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(6)   Amended and Restated Committed Facility Agreement dated October 25, 2013 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(7)   Rehypothecation Side Letter dated December 9, 2013*

(8)

(a)   Special Custody and Pledge Agreement dated November 9, 2010 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(b)   Amendment to the Special Custody and Pledge Agreement dated July 29, 2011 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(9)   U.S. PB Agreement dated November 9, 2010 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(l)   Opinion and Consent of Dechert LLP*

(m)   Not applicable

(n)   Consent of Independent Registered Public Accounting Firm *

(o)   Not applicable

(p)   Initial Subscription Agreement (Incorporated by reference from post-effective amendment no. 4 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on February 24, 2004)

(q)   Not applicable

(r)

(1)   Code of Ethics of the Fund dated March 14, 2006 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(2)   Code of Ethics of the Adviser dated July 18, 2011 (Incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012)

(3)   Code of Ethics of the Principal Executive and Financial Officers of the Fund dated February 20, 2004 (Incorporated by reference from post-effective amendment no. 4 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on February 24, 2004)

(s)   Powers of Attorney (The powers of attorney for Ms. Anstine, Mr. Deems, Mr. Holland and Mr. Nordberg are incorporated by reference from amendment no. 9 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on May 17, 2012. The power of attorney for Mr. Papasan is incorporated by reference from amendment no.10 to Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 filed with the SEC on June 22, 2012.)

_____

* To be filed by amendment.

** Filed herewith.

Item 26. Marketing Arrangements

None.

Item 27. Other Expenses of Issuance and Distribution

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$[___]
New York Stock Exchange MKT Equities Fees	$[___]
Subscription Agent Fees	$[___]
Information Agent Fees	$[___]
Accounting Fees and Expenses	$[___]
Legal Fees and Expenses	$[___]
Printing and Mailing Expenses	$[___]
Miscellaneous	$[___]
Total	**$[___]**

Item 28. Persons Controlled by or Under Common Control With Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of [_____], 2015 of each class of securities of the Registrant:

Title of Class	Number of Record

	Holders
Common Shares of Beneficial Interest	[__]

Item 30. Indemnification

Article IV of the Registrant's Agreement and Declaration of Trust provides as follows:

4.1   No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2   Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

6

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law provided that such indemnification has been approved by a majority of the Trustees.

4.3   No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4   Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust's officers or employees or by any adviser, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Item 31. Business and Other Connections of Investment Adviser

None.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1100, Denver, Colorado 80203.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.   The Registrant undertakes to suspend the offering of its Common Shares of Beneficial Interest until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.   Not applicable.

3.   Not applicable.

4.   Not applicable.

5.   The Registrant undertakes that:

a.   for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

b.   for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.   The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Denver, and the state of Colorado, on the 2nd day of October, 2015.

REAVES UTILITY INCOME FUND

By: /s/Jeremy O. May
        Name: Jeremy O. May
        Title: President

Pursuant to the requirements of the Securities Act of 1933, registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
_____* Mary K. Anstine	Trustee	October 2, 2015
_____* Jeremy W. Deems	Trustee	October 2, 2015
_____* Michael F. Holland	Trustee	October 2, 2015
_____* Jill A. Kerschen	Treasurer	October 2, 2015
_____* Jeremy O. May	Trustee and President	October 2, 2015
_____* E. Wayne Nordberg	Trustee	October 2, 2015
_____* Larry W. Papasan	Trustee	October 2, 2015

* By: /s/ Jeremy O. May
        Jeremy O. May
        Attorney-in-fact

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